12/18

08006282

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toyota Industries Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

DEC 22 2008

THOMSON REUTERS

FILE NO. 82- 05112

FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

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DAT : 12/18/08

TOYOTA

Exhibit 1
File No. 82-5112

3-31-08
AR/S





Toyota Industries Report 2008

Year ended March 31, 2008


TOYOTA


JAT710

TOYOTA INDUSTRIES CORPORATION



Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. The use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries regarding its plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available at the time of producing this report and are not guarantees of future performance. Toyota Industries undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following: (1) reliance on a small number of customers, (2) product development capabilities, (3) intellectual property rights, (4) product defects, (5) price competition, (6) reliance on suppliers of raw materials and components, (7) environmental regulations, (8) success or failure of strategic alliances with other companies, (9) exchange rate fluctuations, (10) share price fluctuations, (11) effects of disasters, power blackouts and other incidents, (12) latent risks associated with international activities and (13) retirement benefit liabilities.

Contents


TOYOT









Regarding this Report

The *Annual Report* and *Social and Environmental Report*, which were published separately, have been combined into the *Toyota Industries Report* from the fiscal year ended March 31, 2008.

Financial Highlights

Toyota Industries Corporation
Years ended March 31

	Millions of yen					% change 2008 vs 2007	Thousands of U.S. dollars
	2008	2007	2006	2005	2004		**2008**
For the Year							
Net sales	**¥2,000,536**	¥1,878,398	¥1,505,955	¥1,241,538	¥1,164,378	6.5%	**$19,967,427**
Operating income	**96,853**	89,954	64,040	53,120	52,631	7.7	**966,700**
Ordinary income	**126,488**	108,484	80,635	70,912	58,970	16.6	**1,262,487**
Net income	**80,460**	59,468	47,077	43,357	33,623	35.3	**803,083**
Depreciation and amortization	**119,905**	106,060	87,287	70,213	65,351	13.1	**1,196,783**
Capital expenditures	**142,158**	166,505	158,835	136,506	89,508	-14.6	**1,418,891**
Research and development expenses	**36,750**	34,548	31,166	30,051	29,562	6.4	**366,813**
Per Share Data (yen, U.S. dollars)							
Net income — basic	**¥257.50**	¥189.88	¥146.16	¥135.09	¥108.04	35.6%	**$2.57**
Net income — diluted	**257.43**	189.66	146.02	135.03	101.97	35.7	**2.57**
Cash dividends	**60.00**	50.00	38.00	32.00	24.00	20.0	**0.60**
At Year-End							
Total assets	**¥2,965,585**	¥3,585,857	¥3,245,341	¥2,326,824	¥2,011,995	-17.3%	**$29,599,616**
Total net assets	**1,453,996**	1,810,483	1,611,227	1,115,747	1,016,763	-19.7	**14,512,396**
Number of employees	**39,528**	36,096	32,977	30,990	27,431	9.5	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥100.19 = US$1, the exchange rate on March 31, 2008.

Sales by Business Segment

	Millions of yen					Thousands of U.S. dollars
	2008	2007	2006	2005	2004	**2008**
Net sales						
Automobile	**¥969,226**	¥904,893	¥746,795	¥616,200	¥603,862	**$9,673,884**
Materials Handling Equipment	**783,173**	767,237	595,236	503,989	443,443	**7,816,887**
Logistics	**117,591**	89,470	65,145	–	–	**1,173,684**
Textile Machinery	**66,264**	58,403	49,789	43,902	45,968	**661,389**
Others	**64,280**	58,392	48,988	77,446	71,103	**641,583**

Net Sales


(¥ Billion)
2,500
2,000
1,500
1,000
500
0
(FY) 04 05 06 07 08

Operating Income


(¥ Billion)
100
80
60
40
20
0
(FY) 04 05 06 07 08

Net Income


(¥ Billion)
100
80
60
40
20
0
(FY) 04 05 06 07 08

Overseas Sales


(¥ Billion)
1,000
750
500
250
0
(FY) 04 05 06 07 08

Total Assets


(¥ Billion)
4,000
3,000
2,000
1,000
0
(FY) 04 05 06 07 08

Total Net Assets


(¥ Billion)
2,000
1,500
1,000
500
0
(FY) 04 05 06 07 08

Net Income per Share (Basic)


(¥)
300
250
200
150
100
50
0
(FY) 04 05 06 07 08

Cash Dividends per Share and Consolidated Payout Ratio


(¥)
(%)
60
50
40
30
20
10
0
(FY) 04 05 06 07 08
Payout ratio (right)

R&D Expenses


(¥ Billion)
40
30
20
10
0
(FY) 04 05 06 07 08


TOYOTA

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Message from the Chairman and President

In the fiscal year ended March 31, 2008 (fiscal 2008), Toyota Industries recorded consolidated net sales of ¥2,000.5 billion and ordinary income of ¥126.4 billion, both representing historic highs and marking the ninth consecutive year of increases in sales and income.

Since our founding, we have consistently devoted ourselves to manufacturing. Guided by our spirit of "contributing to society through manufacturing," which has been handed down through successive generations, we have steadily expanded our business fields over the years from textile machinery to such domains as vehicles, automotive parts and materials handling equipment.

Our positive performance results and wide-ranging businesses are the fruition of our passion for manufacturing and also reflect the tremendous support of numerous stakeholders, including our shareholders, customers, business partners, residents of respective local communities and employees and their families. We are determined to continue our unflagging efforts to further raise corporate value by maintaining our commitment to creating products that benefit society.

Under our Medium-Term Management Plan announced in October 2005, we are targeting an increase in net sales from ¥1,500.0 billion to more than ¥2,000.0 billion and an increase in ordinary income from ¥80.0 billion to ¥140.0 billion for the five-year period ending March 31, 2011. The end of fiscal 2008 marks two years since the launch of the Medium-Term Management Plan. Looking back, we believe that in each of the initial two years we attained solid progress toward realizing the plan's overriding objectives.

Turning our focus to the fiscal year ending March 31, 2009, the likelihood of an unprecedentedly unstable business environment precludes optimism. This is evidenced by a continued surge in raw materials prices as a result of demand outstripping supply worldwide, with prices rising 70% for iron ore and tripling for coal in particular. The price for steel, a raw material required in substantial amounts to manufacture lift trucks, is projected to increase significantly versus the beginning of 2008. As for crude oil, even without speculative funds and surplus funds that are flowing in the oil market as a main factor, we are still faced with historically high prices due to unabated demand from emerging nations. In addition, the situation also remains uncertain in view of exchange rate fluctuations and volatile stock markets. Moreover, the subprime loan debacle is casting a longer shadow over the U.S. economy than expected, whereby a delayed economic recovery may in turn negatively impact the global economy.

Under such challenging conditions, we realize that such changes in the external environment are not a temporary situation and will strive to enhance overall quality as the Toyota Industries Group through outside-the-box thinking and fresh perspectives.

Turning to business-specific issues, in the Materials Handling Equipment Segment an overriding challenge will be how to compensate for the likely decrease in the North American market. In North America, we will continue our efforts to increase the market shares of both TOYOTA and RAYMOND brands as well as aim to export products manufactured in North America to other regions. Equally, we will focus on core markets other than North America. In Europe, we will strive for an early realization of benefits arising from sales channel integration of TOYOTA and BT brands that is directed toward sales expansion in fast-growing Central and Eastern Europe. Also, in BRICs countries and other emerging markets, we will undertake concerted efforts to enhance our sales and service networks, particularly in China and India, to capitalize on the significant increase in demand. Moreover, Toyota Industries will aim to further expand sales through implementing detailed sales management in Japan and overseas by going back to the basics. Further, we will work to speed up the development of revolutionary new products and key components to improve competitiveness. As one strategic move, in January 2008 we consolidated sales with development and production operations of the Takahama Plant. Facilitating close cooperation among these three areas of operations will enable us to identify more focused customer needs in making a concerted effort to quickly provide excellent products in terms of safety, the environment, quality and cost.

In the Automobile Segment, we will strive for sustained growth by contributing to Toyota Motor Corporation's global strategy. In the Vehicle Business, Toyota Industries initiated

Progress of Medium-Term Management Plan



Ordinary income
(¥ billion)
80.6
108.4
126.4
97.0
¥140.0
Net sales
(¥ billion)
1,505.9
1,878.3
2,000.5
2,000.0
Over ¥2,000.0
Medium-term management plan*
(FY) 06
07
08
09 (forecast)
11 (target)
*Announced Oct. 2005

consigned production of the Mark X ZiO in fiscal 2008. We have taken this opportunity to upgrade the capabilities of our production line, which previously specialized exclusively in compact vehicles, to include midsize and luxury models. We aim to further improve quality, cost and delivery in our efforts to create manufacturing plants that can flexibly respond to changes in volume and vehicle models. In the Engine Business, the implementation of environmental regulations and soaring crude oil prices are spurring automakers worldwide to accelerate the development and sales of diesel engine vehicles. Accordingly, we plan to strengthen the structure to speed up development of clean diesel engines in line with continued market expansion. In the Car Electronics Business, we expect the hybrid vehicle market to undergo rapid growth for the foreseeable future. Drawing on our extensive proprietary technologies cultivated over the years, we will focus primarily on creating technologies for realizing compact, lightweight and lower-cost devices while developing new products. In the Car Air-Conditioning Compressor Business, indicative of rising environmental awareness, increasingly strong demand is expected for car air-conditioning compressors with greater fuel economy in developed countries, while a balance between performance and cost will be a key requirement in emerging markets. We believe such needs are likely to become progressively diverse in the future, and with this in mind, we will aim to expand sales by launching new products matched to market and vehicle characteristics. At the same time, we will continue to pursue product distinctiveness through unrivaled new technologies, focusing on new refrigerants and serializing electrically driven compressors.

Toyota Industries nevertheless is facing an extremely harsh business climate. Even in such an inhospitable environment, it is absolutely essential that we carry out all imperative tasks with a view toward the medium term.

In addition, fulfilling our corporate social responsibilities with the utmost sincerity, beginning with consideration for the environment, social contribution and the development of human resources, will serve as the base of corporate activities.

Today, various environmental problems are posing increasingly serious threats to our planet. As a company involved in manufacturing, Toyota Industries is particularly attuned to those issues associated with climate changes. Moreover, the entire Toyota Industries Group recognizes that manufacturing processes and usage of our products exert more than a minimal impact on global warming. Combining the collective wisdom of people comprising the Group and aiming to create a sustainable society, we intend to make a concerted, proactive effort to develop new technologies and products contributing to a substantial reduction in environmental loads, promote innovation in production technologies and processes as well as establish an internal structure to reduce total CO_2 emissions volume.

Toyota Industries' social contribution activities have involved social welfare, nature and environmental conservation as well as a commitment to local communities. In May 2008, we established the Volunteer Support Center to further strengthen cooperation with local communities as members of society. We plan to use the center to collect and transmit volunteer-related information and as a base to facilitate participation in volunteer activities. While working to enhance the functions of the center, we aim to push ahead with providing sustainable programs from a global perspective.

Regarding compliance-related activities, Toyota Industries considers it essential to provide education targeting all Toyota Industries Group employees in an effort to instill a compliance-oriented corporate culture. Such educational programs, which have long been provided to managerial-level staff, have been expanded to include all employees. We have also formulated business conduct guidelines for employees at overseas Group companies in accordance with local cultures, customs and situations of each country/region as a means of raising awareness.

We also consider human resources development to be an extremely important theme. Our efforts focus on three initiatives: refine technical skills, which constitute the origins of manufacturing; acquire abilities to solve problems through the Toyota Production System (TPS), quality control and other management skills; and foster teamwork featuring a spirit of harmony and abundant humanity. As an example of refining technical skills, we have been providing practical training on assembling the Type G automatic loom. Originally completed in 1924 by company founder Sakichi Toyoda, this automatic loom enables automatic shuttle replacement and supplying of weft yarn without any loss of speed during high-speed operation. The machine also is equipped with a mechanism that automatically stops operations when the warp yarn breaks, thereby preventing the outflow of defects to post-processes. Using this ingenuity-filled product, we are providing young employees with practical lessons on manufacturing while passing on the legacy of Sakichi's design concepts.


TOYOTA
25
GENEO
TOYOTA

Tetsuro Toyoda
President

In addition, as one example of our achievements in actively promoting the development of excellent human resources, in fiscal 2008 we earned a gold medal in the mechanical device control category at the International Skills Festival for All, Japan 2007, and three gold medals at the National Skills Competition. This accomplishment is not only attributable to the skills of individual participants but also the result of our strengths as a company, which include the wealth of technologies we have accumulated to date as well as the daily guidance provided to respective participants by senior associates and supervisors. Looking ahead, we remain committed to continuous development of human resources, which will contribute to further enhancing our corporate value.

Starting from the fiscal year ended March 31, 2008, we have combined the *Annual Report* and the *Social and Environmental Report*. This move stems from our belief that our business activities and corporate social responsibility activities are inextricably linked in our daily business operations. It is therefore our sincere intent to fulfill our corporate social responsibility through our business activities.

In closing, we ask our shareholders, customers, business partners, residents of local communities and employees and their families for their continued support and guidance.

August 2008

Tadashi Ishikawa

Tadashi Ishikawa
Chairman

Tetsuro Toyoda
President

Striving to Be a Company that Maintains the Trust of Society through Establishment and Meticulous Implementation of an Internal Corporate Governance Structure

Maintaining and Enhancing Management Efficiency and the Fairness and Transparency of Corporate Activities

Toyota Industries believes that it is of utmost importance to enhance the long-term stability of corporate value and maintain society's trust by implementing the Basic Philosophy and earnestly fulfilling our corporate social responsibilities. Together with contributing to the enrichment of society through our business activities, we also believe it is important to build an amicable relationship with all stakeholders, starting from shareholders and customers to business partners, local communities and employees. Acting on this conviction, we are striving to maintain and enhance management efficiency and the fairness and transparency of our corporate activities by building a corporate governance structure that can respond quickly and flexibly to changes in the business environment. At the same time, we are bolstering management supervision and emphasizing the timely disclosure of accurate information as part of efforts to upgrade our corporate governance.

Striving for an Agile and Efficient Management Structure

Toyota Industries convenes monthly Board of Directors meetings to discuss and resolve important management matters and monitor the execution of the duties by directors. The Management Committee has also been established to discuss important matters such as corporate vision, management policies, medium-term business strategies and major investments. This committee is composed of directors above the executive vice president level as well as other relevant directors selected by the president as determined by the matter discussed. Since we have delegated significant authority to each business division under the divisional organization system, to better monitor various business activities we have established the Business Operation Committee to enable the president to meet with heads of each business division regularly to follow the state of execution of the business policies in each division. At the Management Council, directors and managing officers convene to confirm and share information on the monthly status of the operations of each business.

These approaches enable precise decision-making and play a key role in the realization of an agile and efficient management structure.

Strengthening Auditing by Establishing the Corporate Auditor's Office under the Board of Corporate Auditors

Toyota Industries has adopted a corporate auditor/board of corporate auditors system. Corporate auditors attend meetings of the Board of Directors to confirm matters discussed. Meetings of the Board of Corporate Auditors are held once a month to discuss and make decisions on such important matters as auditing policy and reporting.

Additionally, the Corporate Auditor's Office has been established under the Board of Corporate Auditors with a staff of dedicated personnel to reinforce the auditing of duties carried out by the directors.

The corporate auditors also cooperate with independent auditors and the Audit Department, which is in charge of internal audits, receiving timely reports as appropriate and, where necessary, conducting additional surveys.

Establishing Committees for Responding to Key Company-Wide Issues

To respond to key Company-wide issues, such as compliance and environmental conservation, we have established various committees, including the Corporate Code of Conduct Committee, the Environmental Committee, the Export Transaction Control Committee and the Stock Option Committee. These committees discuss and monitor management methods and the means of corporate conduct.

Corporate Governance Structure of Toyota Industries Corporation



Shareholders' Meetings
Appointment/ Dismissal
Reporting
Appointment/ Dismissal
Reporting
Appointment/ Dismissal
Cooperation
Board of Corporate Auditors
5 auditors
(including 3 external auditors)
Independent Auditors
Monitoring
Board of Directors
17 directors
(including 1 external director)
Reporting
Monitoring
Monitoring
Accounting audit
Corporate Auditor's Office
Appointment/ Monitoring
Discussion/ Reporting
Reporting
President
Directives
Reporting
Directives
Reporting
Management Committee
(Deliberates on important matters from management's perspective)
Management Council
(Reports on execution of business operations)
Business Operation Committee
(Follows up on the execution of business operations)
Committees*
Audit Dept.
Policies
Internal Audit
Directives
Discussion/ Reporting
Directives
Reporting (monthly)
Directives
Reporting
Reporting
Reporting
Directors/Managing Officers
Business Divisions/In-House Company/Departments
Subsidiaries/Affiliates
Major Committees*
Corporate Code of Conduct Committee
Environmental Committee
Export Transaction Control Committee
Stock Option Committee

Establishing an Internal Control System

In accordance with the Corporate Law, in May 2006 Toyota Industries' Board of Directors adopted the Basic Policies for the Establishment of an Internal Control System as part of our persistent efforts to raise the effectiveness and efficiency of business operations, maintain reliability of financial reporting and ensure full compliance. While establishing a structure that encompasses various systems and organizations, we will rotate cycles for reviewing various regulations and evaluating and improving operations, as we actively build effective frameworks for internal control.

Highly aware of the frequent instances of corporate improprieties in fiscal 2008, we carried out a host of activities to further strengthen measures for ensuring comprehensive compliance. In tandem, we are making important progress with preparations for the implementation of J-SOX from fiscal 2009, taking such steps as building, operating and evaluating systems that help assure the reliability of our financial information. As we establish an internal control system, we also have disclosed our basic stance on eliminating forces that run counter to society, while clarifying which departments are responsible for making responses and preparing a response manual.

Thorough Implementation of Compliance via the Corporate Code of Conduct Committee

Toyota Industries believes that compliance transcends the mere adherence to laws and regulations and also encompasses respecting local cultures and customs in a manner that is in step with the changing times.

The Corporate Code of Conduct Committee, chaired by the president, is tasked with controlling the Toyota Industries Group's overall corporate conduct in areas related to compliance and crisis response. Consisting of directors, managing officers and corporate auditors, the committee convenes several times per year to confirm the status of any important incidents that may have occurred as well as countermeasures and responses adopted. The committee draws on these outcomes to deliberate on matters to be addressed in the coming year.

We also carry out Company-wide education and training programs according to the level of employees' positions and their fields of specialization, while the designated legal compliance departments handle education of persons in charge of related departments. In addition, we undertake a diversity of enlightenment activities to raise employee compliance awareness levels. We have augmented these initiatives by introducing compliance e-learning for management supervisors, and in fiscal 2008 all participants completed this program.

Moreover, we hold regular compliance study sessions for presidents and persons responsible for executing business at subsidiaries and affiliates as an integral part of our thorough Group-wide compliance.

Conduct Guidelines: Publishing Handbook for Corporate and Employee Conduct

To ensure thorough compliance across the entire Group, we have compiled specific conduct guidelines in the *Handbook for Corporate and Employee Conduct* (first edition issued in 1998, revised in November 2006) and require all employees to engage in sound conduct. Clarifying matters that must be adhered to both as a company and as individual employees, the handbook focuses closely on laws and corporate ethics and clearly describes acceptable and unacceptable behavior. These conduct guidelines serve as the basis of the Group's overall corporate conduct, whereby we continuously strive to promote a deeper penetration of these guidelines via education and training.

Setting Up the Corporate Ethics Hotline and Other Consultation Desks

As one channel for employee consultation on compliance-related matters, we established the corporate ethics hotline staffed by outside lawyers. By strictly protecting employee privacy to ensure they are not placed in a disadvantageous position, we are building a structure that enables employees to rest assured when seeking advice on a variety of compliance-related matters.

As part of a structure capable of properly responding to compliance matters, we have also set up various types of consultation desks to address opinions and requests of customers and local residents as well as to respond to an array of concerns and questions from employees and their families.

Timely Information Disclosure

Toyota Industries believes it is crucial to provide stakeholders with timely corporate information even if the information is unfavorable. To ensure the fairness of the information, we convene the Information Disclosure Committee to discuss and determine the importance of information and the necessity of timely disclosure. We then disclose information in accordance with the Timely Disclosure Regulations prescribed by the Tokyo Stock Exchange. We strive for the fair disclosure of information in Japan and overseas by simultaneously posting financial information and financial summaries on our Japanese and English-language Websites.

In working to further enhance our information disclosure, we are combining our *Social and Environmental Report* and *Annual Report* into a single publication called the *Toyota Industries Report* to present a more comprehensive overview of our corporate activities during the fiscal year ended March 2008.



Timely Disclosure
Timing of Meetings
Upon submission of the securities report (June)
Upon submission of the quarterly financial reports (August, November, February)
Upon submission of the financial summary (July, October, January, April)
Convened when necessary in cases where important matters must be determined or arise
Board of Directors
Reporting
President
Board of Corporate Auditors/Corporate Auditors
Reporting
Reporting
Information Disclosure Committee
Information Disclosure Committee Secretariat
Important information to be disclosed
Business Divisions/In-House Company/Departments

Respect for Shareholders' Rights

Toyota Industries strives to convene its shareholders' meeting at an early date to ensure the participation of as many shareholders as possible. At the same time, we work to hold "open shareholders' meetings" and make every effort to report business results and hold question-and-answer sessions in a shareholder-friendly format.

Regarding dividends, in keeping with a basic policy of maintaining stable dividends, Toyota Industries returns profits to shareholders taking into consideration a comprehensive range of factors that include business results and the payout ratio. For fiscal 2008, we raised annual cash dividends per share by ¥10.0 to ¥60.0, and the total amount of dividends paid for the year was ¥18.7 billion.

With the aim of aligning the interests of management and the Company and promoting business activities that maximize corporate value, we have adopted a stock option system, mainly for directors and managing officers, that features the use of subscription rights to shares.

Engaging in Expansive R&D Activities for Maintaining a Competitive Edge

Guided by its founding spirit, "Be ahead of the times through endless creativity, inquisitiveness and pursuit of improvement," Toyota Industries undertakes Company-wide strategic R&D aimed not just at improving short-term business results but also at achieving sustainable growth over the long term. At the same time, each business division actively carries out R&D activities that are important for ensuring that the Toyota Industries Group maintains its competitive advantage.

Toyota Industries' R&D can be broadly divided into the two categories of product development and improvements performed independently within each business division in addition to R&D carried out mainly by the Research & Development Center in terms of overall management strategy. Toyota Industries operates in an extensive range of business spheres, and each of the Company's business divisions has its own distinctive technological strengths, core technologies and market characteristics. Accordingly, to efficiently develop products in line with customer needs, the development departments of each business division play a leading role in product improvement, technology development and applied research. As such, these development departments maintain their own experiment equipment and research laboratories while proactively undertaking technology development in cooperation with manufacturing departments based on product development plans.

The Research & Development Center within the Head Office engages in R&D in technology fields such as materials fields that serve as a common foundation for all business divisions in addition to undertaking R&D in new domains. The Research & Development Center is also working to further strengthen and enhance the efficiency of our Company-wide R&D structure, promote lateral transfers of technologies among different business divisions and investigate new technology development themes. Concurrently, the center deploys the accumulated technologies and know-how of each business division in a continuous search for and creation of new products and services that will form the pillars of our future business. Depending on specific research themes, the center also promotes joint research in collaboration with Toyota Central Research & Development Laboratories, Inc., an R&D facility of the Toyota Group that engages in basic research, as well as with universities and other outside R&D institutions.

Toyota Industries actively promotes in-house manufacturing of essential processing and assembly equipment. The Machinery & Tools Sub-Division develops and manufactures specialized manufacturing equipment for the Compressor Division, Engine Division, Toyota Material Handling Company and affiliates. Manufacturing such equipment internally yields a host of advantages, which include speedy development and manufacturing through cooperation among development and design departments as well as the rapid launch of production lines. Toyota Industries' outstanding manufacturing equipment also contributes to the Group's manufacturing, serving as a source of competitiveness for each business and protecting against any outflow of proprietary production know-how. We are also utilizing our strength in creating manufacturing equipment for the quick startup of operations at overseas production bases while striving to nurture personnel with expertise in such equipment, as we aim to further raise the production technology capabilities of the Toyota Industries Group.

In fiscal 2008, R&D expenses increased 6.4% from the previous fiscal year to ¥36.7 billion. By segment, R&D expenses amounted to ¥17.3 billion in the Automobile Segment, ¥16.5 billion in the Materials Handling Equipment Segment, ¥0.9 billion in the Textile Machinery Segment and ¥1.8 billion in the Others Segment.



Lift truck evaluation test



Vehicle wind tunnel test


TOYOTA

Textile machinery development test



Survey of Businesses

At a Glance

Automobile

- Passenger vehicles
- Diesel engines
- Gasoline engines
- Car air-conditioning compressors
- Electronic components for automobiles
- Foundry parts
- Stamping dies

The Automobile Segment is Toyota Industries' largest business segment and accounts for 48% of consolidated net sales. Within this segment, the Vehicle Business manufactures the Vitz (Yaris outside Japan), RAV4 and Mark X ZiO under consignment from Toyota Motor Corporation (TMC). The Engine Business produces diesel and gasoline engines under consignment from TMC as well as engines for its own materials handling equipment. Commanding the top global share, the Car Air-Conditioning Compressor Business develops and produces fixed-displacement compressors and variable-displacement compressors. This segment also produces foundry parts for engines and electronics devices for automobiles. In fiscal 2008, net sales of the Automobile Segment were ¥969.2 billion and operating income amounted to ¥41.5 billion.

Materials Handling Equipment

- Counterbalanced lift trucks
- Warehouse trucks
- Aerial work platforms
- Automated storage and retrieval systems
- Automatic guided vehicles

The Materials Handling Equipment Segment develops, manufactures, sells and services industrial vehicles such as lift trucks, warehouse trucks, shovel loaders and tow tractors in addition to aerial work platforms, automated storage and retrieval systems and automatic guided vehicles. Toyota Industries sells its materials handling equipment under the Toyota L&F (Toyota Industrial Equipment outside Japan), BT, RAYMOND, CESAB and AICHI brands. In fiscal 2008, net sales of the Materials Handling Equipment Segment amounted to ¥783.1 billion. Operating income totaled ¥39.8 billion.

Logistics

- Land transportation services
- Logistics planning
- Operation of distribution centers
- Cash collection and delivery and cash proceeds management
- Secure storage, management, collection and delivery of corporate documents

In addition to engaging in truck cargo transport and warehousing operations, Toyota Industries carries out the Logistics Solutions Business for handling all aspects of logistics to help customers reduce their logistics costs. We are steadily growing this business by meeting today's demands such as proper response to J-SOX and by contributing to the optimization of customers' overall logistics operations. In fiscal 2008, net sales of the Logistics Segment amounted to ¥117.5 billion. Operating income was ¥4.2 billion.

Textile Machinery

- Ring spinning frames
- Roving frames
- Air-jet looms

The Textile Machinery Segment produces and sells spinning and weaving machinery. Spinning machinery includes the manufacture and sales of high-speed ring spinning frames and roving frames while weaving machinery involves the manufacture and sales of air-jet looms, which insert weft yarns using air, and other products. In fiscal 2008, net sales of the Textile Machinery Segment were ¥66.2 billion and operating income totaled ¥4.2 billion.

Others

- Semiconductor package substrates
- Manufacturing equipment

The Others Segment includes newer businesses that we have entered relatively recently. This segment includes TIBC Corporation, a joint venture with Ibiden Co., Ltd. that produces semiconductor package substrates. In fiscal 2008, net sales of the Others Segment amounted to ¥64.2 billion and operating income was ¥6.7 billion.


RAV4


7SEU17
Compressor


VD
Diesel engine


DC-DC converter

Net Sales


(¥ Billion)
1,000
800
600
400
200
0
(FY) 06 07 08

Operating Income


(¥ Billion)
80
60
40
20
0
(FY) 06 07 08

Percentage of Net Sales


48.5%


GENEO (8FG25)
Internal combustion counterbalanced lift truck


Reflex
Reach truck


SB12A
Truck mount aerial work platform

Net Sales


(¥ Billion)
1,000
800
600
400
200
0
(FY) 06 07 08

Operating Income


(¥ Billion)
80
60
40
20
0
(FY) 06 07 08

Percentage of Net Sales


39.1%


Cash collection and delivery and cash proceeds management


Land transportation services


Secure storage, management, collection and delivery of corporate documents

Net Sales


(¥ Billion)
120
100
80
60
40
20
0
(FY) 06 07 08

Operating Income


(¥ Billion)
8
6
4
2
0
(FY) 06 07 08

Percentage of Net Sales

5.9%




RX240
Ring spinning frame


JAT710
Air-jet loom

Net Sales


(¥ Billion)
100
80
60
40
20
0
(FY) 06 07 08

Operating Income (Loss)


(¥ Billion)
6
4
2
0
(2)
(FY) 06 07 08

Percentage of Net Sales

3.3%




Wire bonding package substrate


Flip chip package substrate

Net Sales


(¥ Billion)
100
80
60
40
20
0
(FY) 06 07 08

Operating Income


(¥ Billion)
8
6
4
2
0
(FY) 06 07 08

Percentage of Net Sales

3.2%



Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income (losses) arising from intersegment transactions.



Materials Handling Equipment

The World's Leading Materials Handling Supplier—Providing Customers with Optimum Solutions

Toyota Industries' Materials Handling Equipment Business engages in the development, production, sales and services of industrial vehicles such as counterbalanced lift trucks and warehouse equipment, as well as systems for transportation, storage and retrieval of goods. We provide one-stop shopping for products, services and added-value solutions that combine cutting-edge technologies with materials handling expertise and a global network presence. As a leading manufacturer of lift trucks and other materials handling equipment, Toyota Industries offers a product range that includes the TOYOTA, BT and RAYMOND brands as well as AICHI, a top brand in Japan for aerial work platforms.

Unit Sales of Materials Handling Equipment Worldwide Marked a Record High

Net sales in the Materials Handling Equipment Business totaled ¥783.1 billion, an increase of ¥15.9 billion over the fiscal year ended March 2007. This was in spite of the figure for fiscal 2007 being inflated as a result of including 15-month results of the BT Industries Group that changed their fiscal year-end from December to March. Excluding the effects of the change, net sales increased by ¥80.6 billion. Although lift truck sales decreased due to the slowdown in the U.S. economy, overall unit sales of materials handling equipment worldwide marked a record high, supported by robust markets in Europe, Asia and Oceania. Aichi Corporation (Aichi) posted solid sales due to an increase in demand from its principal customers in the electric power industry.

Toyota Material Handling Group

Since becoming partners in 2000, Toyota Material Handling Company (TMHC) and the BT Industries Group continued to examine their strengths in the pursuit of synergies that include mutually supplying respective brand products, sharing sales and production know-how, exchanging resources and jointly procuring products. Determining the time was right for maximizing synergies via the full-scale integration

Organizational Chart of Toyota Material Handling Group

TMHG

Management Committee Global Strategy, Optimum Resource Allocation, Global Management Control

TMHJ	TMHNA	TMHE	TMHI	TMHCN
Toyota Material Handling Japan	Toyota Material Handling North America	Toyota Material Handling Europe	Toyota Material Handling International	Toyota Material Handling China

Sub-Committees Quality, R&D, Product Planning, Plant Operation, Information Systems/Information Technology, Human Resources and Finance

In managing and carrying out its operations, TMHG has divided its global markets into five regions—Japan, North America, Europe, International and China—and established a Board as the decision-making body within each of these four regional organizations. A Management Committee composed of TMHG top management and representatives of each regional organization oversees the formulation of strategies and manages TMHG as a whole. TMHG has also set up Sub-Committees comprising functional sections of each regional organization to handle such principal functions as Quality, R&D, Product Planning, Plant Operation, Information Systems/Information Technology, Human Resources and Finance. Cross-sectional linkages permeating the entire organization facilitate the sharing of best practices and know-how cultivated regionally as well as globally.

of operations, Toyota Material Handling Group (TMHG) became operational from April 2006 as a new framework integrating TMHC and the BT Industries Group.

We are currently pushing ahead with measures aimed at strengthening our world leadership position as the "Undisputed No. 1" in the global industrial truck market, and each of these initiatives already has begun to steadily yield important results. Examples of the growing synergies already created include joint product development (e.g., three-wheel electric lift truck for the European market), development of our own key components, strengthening of our production structure through the horizontal deployment of the Toyota Production System (TPS) throughout the entire group, the reorganization of sales structures in a number of regions and enhanced development efficiency through the sharing of systems.

While the TOYOTA brand has achieved a solid position for counterbalanced lift trucks not only in Japan but all over the world, the BT brand is strong in the European market and the RAYMOND brand is strong in North America. In its operations, TMHG intends to firmly maintain its core TOYOTA, BT and RAYMOND brands while solidifying optimum brand and sales structures in each region to ensure that the power of each brand is fully utilized.

Through the implementation of these measures, we plan to work toward capturing an even greater global market share while aiming for a further increase in profitability.

Business Activities in Fiscal 2008 by Geographic Region

Japanese Market

In calendar year 2007, unit sales in the lift truck market in Japan declined slightly from the previous year.

Toyota Material Handling Japan (TMHJ) engaged in aggressive sales and service activities aimed at increasing customer satisfaction with its products. As a result, unit sales were on a par with the previous fiscal year at 39,000 units, marking the 42nd consecutive year that TMHJ has maintained the top-ranked position in the Japanese lift truck industry.

In November 2007, minor modifications were made to 3.5- to 5-ton GENEO-PRO and 5- to 8-ton G300 internal combustion counterbalanced lift trucks, culminating in upgraded versions with more market appeal. Both of these models are fitted with electronically controlled engines and three-way catalytic mufflers as standard equipment, which makes exhaust emissions cleaner, improves fuel efficiency and increases power. They also meet Japanese special motor vehicle exhaust emission regulations for 2007. The G300 boasts a new high-power design featuring the latest common rail diesel engine, making it ideal for customers requiring extra power, such as in harbor freight operations.



GENEO-PRO


TOYOTA

G300

TMHJ also reinforced the product value of its materials handling systems with the introduction of the Rack Sorter P, a unit-type automated storage and retrieval system for pallets (1-ton models in May 2007 and 1.5-ton and 2-ton models in October 2007). The new rack sorter features a function to automatically alert the user when it is time to replace worn-out parts, which helps ensure stable operation through preventive maintenance. It also includes a guidance display function to assist in early recovery in case of breakdown.

Combining an extensive product lineup that encompasses lift trucks, warehouse trucks, automated storage and retrieval systems, automatic guided vehicles and aerial work platforms with an abundance of know-how, TMHJ aims to continue providing optimum materials handling solutions for customers.

North American Market

In the North American market in 2007, actual sales decreased by 5% due to a deceleration of the economy arising from the subprime loan problem. Toyota Material Handling North America (TMHNA) engages in the lift truck business through a 2-channel, 2-brand strategy. The TOYOTA brand leverages its strength with a broad portfolio of products that target the sit-down counterbalanced electric and internal combustion engine-powered markets. The RAYMOND brand capitalizes on its strength with a full line of electric trucks focusing on warehousing and distribution markets. Both brands have a history of extremely strong appeal and sales power that TMHNA will continue to maximize in pursuing enhanced sales and service activities.

TOYOTA was the leading brand of lift trucks in North America for the sixth straight year in 2007. Experts in the industry validated Toyota's delivery of products and services that exemplify quality, durability and reliability. As an example, *Modern Materials Handling/* Reed Research Group honored Toyota as having the leading lift truck in terms of quality and value for the fourth year in a row. Also, Toyota's new generation of engine-powered lift trucks (sold as the 8-Series in North America) were awarded the silver medal in *Plant Engineering* magazine's annual "Product of the Year" ranking. Encouraged by such achievements, Toyota will continue to focus on raising customer satisfaction through 2008 and beyond.

Raymond also introduced a number of new products, including

Materials Handling Equipment

Model 4100 and 4200 stand-up counterbalanced lift trucks, which are designed for warehouse systems and other high-productivity applications. Also introduced around the same time was the Model 4400 three-wheel, sit-down electric lift truck, which is ideal for heavy-duty dock operations and higher-speed transport for supplying rack systems and moving picked orders. Among these, *Plant Engineering* awarded Raymond's Model 4200 its "2007 Product of the Year" award. This prestigious award is given to products that rate the highest compared with similar products of other companies.

In December 2007, Raymond released the industry's broadest range of new pallet trucks designed for extreme and corrosive environments, specifically the Model 102XM and Model 8300 walkie pallet trucks and Model 8400 end rider pallet truck.

TMHNA also is active in environmental protection and social contribution activities. At the beginning of 2007, Toyota saw the first full year of production of 8-Series lift trucks. In a partnership announced with the Arbor Day Foundation, Toyota pledged to plant a tree for every 8-Series lift truck sold, symbolic of the environmental accolades of the newly launched product. As a result, 20,000 trees were planted in early 2008 to contribute to reforestation efforts in North America. Also, to aid in the recovery efforts for those affected by the devastating fires that occurred in November 2007 in California, TMHNA donated 13 Toyota lift trucks and hand pallet trucks, as well as $55,000, to the American Red Cross. Through these activities and other initiatives, TMHNA will continue to be actively involved in efforts to protect the environment and contribute to society.

At the end of fiscal 2008, the Raymond organization continued its history of innovation by launching a three-year program for research and development of hydrogen fuel cell technology. Raymond's Greene manufacturing facility is now a "living lab" for researching the use of hydrogen fuel cell-powered Raymond lift trucks in actual applications including an indoor, fast-fill hydrogen refueling system. Raymond is the first North American lift truck company to embark on such research for fuel cells.

TMHNA also remains committed to continuous improvement of its world-class manufacturing operations through the implementation of TPS at its facilities in Greene, New York; Muscatine, Iowa; Columbus, Indiana; and Brantford, Ontario, Canada. This implementation improves Toyota's and Raymond's already strong reputation for product quality and reliability.

European Market

In 2007, the European market for industrial trucks continued to grow, led by continued strong growth in Central and Eastern Europe. Amid this climate, Toyota Material Handling Europe (TMHE) significantly increased unit sales to around 72,000 units compared with the previous fiscal year.

In 2007, TMHE continued to implement and refine its new business structure in many European markets, offering both TOYOTA- and BT-brand trucks through one point of contact with the customer. The integration of Toyota and BT operations at a European level and in many European countries provides customers with a stronger materials handling partner with a wider range of products, supported by high service levels and added-value solutions.


TOYOTA
TOYOTA

TMHE employs more than 4,800 highly trained service technicians across Europe.

Multinational customers also benefit from excellent cooperation between local key accounts teams and the TMHE European Key Accounts team, ensuring optimum value and consistency in the more than 30 countries where TMHE is active.

TMHE also enhanced its product offering, highlighted by the launch of the new generation of engine-powered lift trucks (sold as the Toyota Tonero in Europe), for which production commenced in September 2007. This range of 1.5- to 3.5-ton internal combustion counterbalanced lift trucks addresses European customer needs in terms of safety, productivity, durability, comfort and the environment. The Tonero+ formula lets customers specify additional safety, productivity, comfort and durability features to meet their specific business requirements. The Toyota Tonero has been welcomed by customers and also won the "Prize for Environmentally Conscious Design" at the Europack07 trade show in France. The Toyota Tonero is 99% recyclable and runs cleaner than the strict new European exhaust emissions standards.



Toyota Tonero

In addition, TMHE introduced several new or updated warehouse equipment models. The new BT Opus OME100N and BT Opus OME100NW order pickers provide safe, highly flexible and ergonomic first-, second- and third-level order picking. The BT Reflex-M reach truck and BT Veflex very narrow aisle (VNA) truck families were updated to enhance truck performance and operator productivity. The BT Lifter Silent hand pallet truck was also launched. Thirty percent quieter than conventional hand pallet trucks, the BT Lifter Silent is certified to meet strict noise standards for nighttime delivery operations.

As a result of these activities, TMHE established a new sales record for total unit sales of its three European brands: TOYOTA, BT and CESAB.

These new and improved products, supported by innovative services and solutions and delivered by a marketing and sales organization that is closer than ever to the customer, provide TMHE with an excellent foundation for its future success.

International and Chinese Markets

These markets include Asia, the Middle East, Oceania, Latin America and Africa. Strong economic expansion and ever-increasing demand for materials handling equipment distinctly characterize many of these markets. Toyota Material Handling International (TMHI) took steps to further develop and strengthen its sales and service networks in these areas along with its ability to offer a full range of counterbalanced lift trucks and warehouse trucks to the markets.

In India, new branches have been established throughout the country to improve market coverage for sales and service operations. Significant market growth is fueling an even stronger conviction of the importance of the Indian market.



Toyota Industry (Kunshan) Co., Ltd.

In Brazil, TMHI has initiated the integration of the sales network of TOYOTA and BT brands to strengthen operations and provide customers with support in all areas of materials handling.

In China, TMHI launched a sales dealer network to meet growing demand in this prosperous market. Toyota Material Handling (Shanghai) Co., Ltd. have pursued a training process geared toward members of its expanding national dealer network. The training will ensure each dealer has a high level of product and materials handling knowledge to ensure customer confidence and satisfaction. In the beginning of 2008, lift truck production capacity at Toyota Industry (Kunshan) Co., Ltd. was also expanded to 5,000 units annually.

Looking Ahead

Japanese Market

The lift truck market in Japan in 2008 is projected to grow marginally amid a weakening domestic economy.

Under such circumstances, competition among manufacturers is expected to further intensify. Accordingly, TMHJ intends to enhance the appeal of its products. Besides promoting differentiation from competitors through a focus on strengthening the development of key components such as engines, motors and hydraulic valves, strenuous efforts will be made to lower costs through the global standardization of key components developed in Japan.

The mainstay GENEO-B electric lift truck has been introduced into the market in April 2008 after minor modifications to enhance safety. In this model change, all aspects of safety have been improved, with features such as a rear pillar assist grip (with a horn), which was included as standard equipment to ensure a stable driving posture and excellent rearward vision when reversing. In addition to stronger engagement in the electric lift truck market, TMHJ aims to proactively pursue proposal-based and solution-based sales activities that match customer needs.

From May 2008, TMHJ has begun manufacturing counterweights, a key component of counterbalanced lift trucks, at its subsidiary, Handa Casting Company, in Handa, Aichi Prefecture. In addition, TMHJ has attempted to eliminate bottlenecks in production processes to boost productivity at the Takahama Plant in Takahama, Aichi Prefecture.

TMHJ will continue to promote the elimination of bottlenecks in production processes and components in response to growing demand for lift trucks worldwide. Meanwhile, to accommodate fluctuations in demand at a regional level, Toyota Industries will push ahead with efforts to establish an optimum global production and supply structure.

North American Market

Looking ahead, although the North American market is expected to remain challenging, TMHNA will dedicate resources to strengthen its business platform and provide customers with innovative products and services.

Having refined its vision "To retain our leadership as the most successful and respected materials handling solutions provider to customers," TMHNA is now undertaking several new initiatives.

In the first half of fiscal 2009, Toyota has started manufacturing TOYOTA-brand diesel tow tractors, which were featured at the Aviation Industry Expo in Dallas in March 2008, at its manufacturing site in Columbus, Indiana. Producing these units in the United States allows TMHNA to be more responsive to customers interested in the diesel tow tractor by considerably speeding up the delivery timeline.



Tow Tractor (02-2TDU25)

Materials Handling Equipment

Toyota also will launch its new AC reach truck in late 2008 along with new internal combustion pneumatic models with increased capacities of 22,000 to 35,000 lbs. The new reach truck will be introduced at ProMat, the largest material handling trade show in North America, scheduled to be held in January 2009.

Toyota also is continuing its environmental stewardship program and commitment to the Arbor Day Foundation. Toyota will plant a tree for every lift truck sold this year, which is estimated to result in an additional 30,000 trees being planted in early 2009.

In 2008, Raymond will continue its commitment to innovation and technical leadership by enhancing what is already the most comprehensive electric lift truck portfolio in the industry. Raymond will introduce the iWarehouse™ fleet optimization system for warehouse and distribution center managers to collect and analyze real-time lift truck data to maximize fleet productivity and reduce costs. Warehouse managers can access this information through the Raymond Web portal to generate reports and benchmark lift truck and operator productivity, detect lift truck issues before failures occur, reduce the risk of impacts and optimize lift truck capital and maintenance costs.

Raymond's 7000 Series Reach-Fork® truck, the industry-leading solution for narrow aisle applications, will be further differentiated with the introduction of an integrated laser option that will allow operators a quick and efficient way to store and retrieve goods at high levels with low visibility. Raymond's new truck models will be aimed at addressing changing labor dynamics and improving operator productivity in warehouse and distribution center applications.

Raymond will increase its focus on specific market segments to ensure that R&D and marketing efforts are concentrated on evolving and growing markets, such as the third party logistics (3PL) market, which is expected to continue to flourish despite a sluggish U.S. economy. Raymond will also focus on the green movement by continuing its evaluation of hydrogen fuel cell technology and other environmentally friendly energy alternatives. Raymond, as a market leader, will continue to develop relationships with suppliers of energy alternatives in an effort to remain on the forefront of technology.

European Markets

The steady growth seen in Europe during the past two to three years is expected to slow down in 2008, with demand in Eastern Europe projected to remain stronger. In view of such expectations, overall European demand for industrial trucks will likely remain relatively stable at least for the coming year.

TMHE is now present in most European markets as one comprehensive solutions provider with a network of wholly owned sales and marketing companies, as well as independent distributors and dealers offering innovative TMHE products. TMHE strives to enhance customer satisfaction through a comprehensive product range based on TOYOTA counterbalanced lift trucks and BT warehouse equipment, together with services and solutions to provide trouble-free customer operations.

As a follow-up to introducing the Toyota Tonero in 2007, TMHE has begun an ambitious strategy to renew within a two-year period the models in our product range that address 70% of the European market potential. At CeMAT 2008, TMHE launched the BT Levio powered pallet truck and BT Staxio pedestrian stacker. Both models feature an all-new design incorporating extensive market research to highlight the values of simplicity, safety and durability. Developed specifically for "walkie" operations, the BT Levio and BT Staxio address Europe's largest lift truck market segment in terms of unit sales.

At CeMAT, TMHE also previewed a new generation of BT Reflex reach trucks and Toyota 48-volt electric counterbalanced lift trucks. By setting even higher standards for safety, productivity and durability, the new BT Reflex models will continue the tradition of reach truck excellence for which the BT brand is famous. The new Toyota 48-volt range will feature three-wheel and four-wheel models and will deliver improved performance and productivity. When launched, the new trucks will significantly enhance the competitiveness of TMHE's electric counterbalanced lift truck range.

In addition, TMHE will continue to expand Toyota I_Site, an information system that provides customers with the information they need to reduce their materials handling costs, enhance safety and optimize the use of their trucks based on information straight from the truck and its usage.

The new CESAB ECO-P high-tonnage electric counterbalanced lift truck will also be launched. This compact yet robust truck has load capacities of 6 to 8.5 tons and delivers excellent ergonomics, performance and reliability.

TMHE will continue to enhance its capabilities in terms of providing excellent services and added-value solutions.

International and Chinese Markets

Continued strong growth is projected for the international market in 2008. Accordingly, TMHI will engage in key efforts to further strengthen its competitive advantage with regards to its product range and market coverage, including the launch of several products that will coincide with major trade shows and distributor conferences. These new products will offer substantial improvements for customers and enable TMHI to keep pace with robust market growth.

In India, TMHI will work to strengthen its ability to provide a wide range of products supported by services to meet expected growth in demand for materials handling equipment.

Brazilian operations will continue to focus on increased market coverage and customer support. We expect to continue positive developments achieved over the past few years due to our strengthened market position.

Overall strategies are based on TMHI's dedication to determining the best approach to strengthen its customer relationships and improving its abilities to support customers.

A strong emphasis on growing the dealer network and capability will continue in China to capitalize on the strong start realized to date. We will continue to develop Chinese operations and improve capabilities to serve our customers.

Topics

Concentrating Domestic and International Sales Operations for Materials Handling Equipment at the Takahama Plant

In January 2008, Toyota Industries transferred the domestic and international sales operations of its Nagoya branch to the Takahama Plant in Takahama, Aichi Prefecture, which is involved in the development and production of materials handling equipment. This will enable closer cooperation among sales departments and development and production departments, which will make it easier to identify customer needs. Through the comprehensive integration of functions, Toyota Industries intends to supply products that are even more outstanding in terms of safety, the environment, quality, cost and delivery.


TOYOTA MATERIAL HANDLING GROUP
TOYOTA L&F





In addition, customers can experience new product functions first-hand at the newly built showroom, which allows us to engage in proactive sales promotion activities by proposing ways to enhance logistics operations through TMHJ's diverse product lines.

CESAB Factory

The CESAB factory in Bologna, Italy, is continuing to take part in TMHG's program of deploying TPS throughout the entire group. Applying the *Genchi Genbutsu* ("Go & See") principle, several key managers at CESAB have completed a training session at the Takahama Plant in preparation for further TPS implementation within the CESAB production center.

Joint activities in the area of product development are also progressing according to plan, whereby preparations for new product manufacturing are the main focus and challenge for the management team. Important changes in the logistics process are underway to prepare for and manage a significant flow of components from Japan. This will allow management of 45% more parts, using an innovative kitting system to serve the assembly line, as well as Junjo management of components, supported by a radio data frequency (RDF) system, a remote system to track the goods on the shelf to optimize the picking activity.

"Make it Happen": TMHE Launches the Toyota Tonero

Sunny Marbella, Spain witnessed a unique event in May, 2007—the birth of the Toyota Tonero, a new generation of engine-powered lift trucks. More than 120 members of the TMHE network as well as 60 journalists from 19 countries gathered for a launch event with the theme "Make it Happen." The program included a Distributor Launch, European Press Event and Train the Trainer seminars. Participants learned how the Tonero delivers class-leading standards in five key areas: safety, productivity, durability, comfort and the environment. Also introduced was the Tonero+ formula, which allows customers to choose additional safety, productivity, durability and comfort features in line with their specific business needs.

Reactions to the Tonero launch were very positive. In addition to enthusiasm over the new lift trucks, members of the TMHE marketing and sales companies also welcomed the opportunity to meet colleagues from within the newly integrated European network at the first official TMHE launch event. Production of the Toyota Tonero began in September 2007 at the Toyota Industrial Equipment, S.A. plant in Ancenis, France.


Tonero

Raymond Earns High Accolades for its Efforts in Fuel Cell Field

In 2007, Raymond installed an indoor hydrogen-refueling center and received all safety approvals. Overall documentation and training are complete. Currently, fuel-cell lift trucks are operating in the factory. Raymond has received excellent press coverage for its fuel cell initiative including feature articles in *Industrial Utility Vehicle* and *Industrial Vehicle Technology International* magazines. Additionally, the company held a press conference in December 2007 to provide an update on the New York State Energy Research and Development Authority (NYSERDA) project.



Materials Handling Equipment

Products for the Japanese and International Markets

TOYOTA L&F Please visit *www.global-toyotaforklifts.com* for more information.

Industrial Vehicles



GENEO (8FG25)
Internal combustion counterbalanced lift truck



GENEO-B (7FB15)
Electric counterbalanced lift truck


TOYOTA

GENEO-E (7FBE15)
Three-wheel electric counterbalanced lift truck



GENEO-R (7FBR15)
Electric reach truck



Tow Tractor
(2TD25)



Skid Steer Loader
(5SDKL8)

Materials Handling Systems



Partner Rack
Rail-less mobile rack



Rack Sorter B
Automated storage and retrieval system
(Plastic container type)



Rack Sorter P
Automated storage and retrieval system
(Pallet type)



Tugcart
Automatic guided vehicle system



2AFBR15
Automatic guided lift truck



APLB8
Automatic guided pallet truck

AICHI CORPORATION Please visit *www.aichi-corp.jp* for more information.

Truck Mount Aerial Work Platforms



SH15B



SE08C



SB12A

Self-Propelled Aerial Work Platforms



SP14CJ



SV08CNL

Note: Although Aichi Corporation is not integrated into the Toyota Material Handling Group, it comprises an important part of the Materials Handling Equipment Business.

Products for the North American Market

TOYOTA INDUSTRIAL EQUIPMENT

Please visit *www.toyotaforklift.com* for more information.



7FGU70
Internal combustion pneumatic tire counterbalanced lift truck



8FGCU25
Internal combustion cushion tire counterbalanced lift truck



7FGCU55-BCS
Internal combustion cushion tire counterbalanced lift truck—boxcar special model



8FGU25
Internal combustion pneumatic tire counterbalanced lift truck



7FBEU20
Three-wheel electric counterbalanced lift truck



7FBCU25
Electric cushion tire counterbalanced lift truck



7BPUE15
Electric order picker

RAYMOND Above. And beyond.™

Please visit *www.raymondcorp.com* for more information.



Raymond Model 7400 *Reach-Fork* Truck
Reach truck



Raymond Model 4200 Stand-Up Counterbalanced Truck
Electric counterbalanced truck



Raymond Model 8400 Pallet Truck
Electric pallet truck



Raymond Model 5600 Orderpicker
Order picking truck



Raymond *Swing-Reach* Truck
Very narrow aisle truck

Materials Handling Equipment

Products for the European Market

TOYOTA INDUSTRIAL EQUIPMENT

Please visit *www.toyota-forklifts.eu* for more information.



Toyota Tonero
Internal combustion counterbalanced lift truck (1.5-3.5 ton)



Toyota 7FG/D40
Internal combustion counterbalanced lift truck (3.5-5 ton)



Toyota 7FBMF25
Electric counterbalanced lift truck (80V)



New Toyota 48V
Three-wheel and four-wheel electric counterbalanced lift truck (48V)
*Will be launched in late FY2009



Toyota Traigo
Three-wheel electric counterbalanced lift truck (24V)



Toyota 4CBT2
Electric tow tractor

BT®

Please visit *www.toyota-forklifts.eu* for more information.



BT Vector
Very narrow aisle truck with shuttle forks



BT Reflex
Reach truck
* Will be launched in late FY2009



BT Stratos
Powered stacker truck with stand-in cab



BT Staxio
Pedestrian powered stacker
* Will be launched in FY2009



BT Minimover
Powered stacker truck



BT Levio
Powered stacker truck
* Will be launched in FY2009



BT Opus
Low-level order picking truck



BT Pro Lifter
Hand pallet truck



Logistics

Offering Advanced and Efficient Logistics Services Utilizing Know-How Cultivated through Toyota Production System

In fiscal 2008, net sales of the Logistics Segment increased ¥28.1 billion, or 31%, to ¥117.5 billion, exceeding ¥100 billion in the sixth year of operation since we initially entered this business in 2002. We will continue to respond to customer demand for services that utilize our extensive know-how in making logistics improvements, beginning with our expertise in the Toyota Production System (TPS) cultivated at manufacturing sites.

Proposing Logistics Best Suited to Respective Customers

Toyota Industries' Logistics Business presently consists of the three business pillars of planning, design and operation of distribution centers, high value-added services and distribution of automotive parts.

Planning, design and operation of distribution centers are undertaken mainly via the Advanced Logistics Division as well as Advanced Logistics Solutions Co., Ltd., a wholly owned subsidiary. Specific services include making proposals for logistics plans and operating distribution centers for a variety of corporate customers. Rather than merely providing consigned logistics services, we strive to raise the overall efficiency of logistics by identifying and solving new problems from the customer's viewpoint as we execute logistics solutions planned and proposed by Toyota Industries.

High value-added services are provided through two subsidiaries, Asahi Security Co., Ltd. (Asahi Security) and Wanbishi Archives Co., Ltd. (Wanbishi Archives). Asahi Security, which became a subsidiary in March 2005, meets the needs of the retail and services industries by undertaking the equipment security business and providing cash management outsourcing services such as cash and cash proceeds collection and delivery. Meanwhile, Wanbishi Archives, which became a wholly owned subsidiary in May 2007, offers sophisticated risk-related services that include storing, managing and confidentially deleting crucial data for companies and government agencies and providing data backup in the event of disasters.

The distribution of automotive parts is handled by the Taikoh Transportation Group, which undertakes consigned transportation for numerous automotive parts manufacturers. These parts are collected according to each delivery destination and then sorted onto pallets, thereby ensuring the supply of "what is needed, when it is needed, and in the amount needed." Through cooperation with Toyota Motor Corporation, Taikoh Transportation pioneered the completion of the industry's first automotive parts logistics system that consists of relay (intermediate) logistics bases. This business has achieved a steady increase in sales in line with increased production of TOYOTA vehicles in recent years.

Backed by these three business pillars, we are building a structure for logistics services under which customers can entrust us with managing the flow and storage of "goods," "cash" and "information." Based on the concepts embodied in TPS, we will respond to customer needs for reducing costs by thoroughly eliminating waste in logistics.

Topics

Wanbishi Archives Constructs New Building for BPO Services

In February 2008, Wanbishi Archives completed a new building for BPO (business process outsourcing) services at the Kanto No.3 Center in Saitama Prefecture. The building handles search services, which are one type of BPO services. Specifically, this facility sorts, classifies, arranges and stores large volumes of documents entrusted by customers as well as provides a document search and delivery service starting from volumes as low as single pages. Wanbishi Archives is actively addressing the needs of contemporary society in which company structures for managing information assets are being strictly scrutinized, due in part to such legislation as the Personal Information Protection Act and J-SOX (the Japanese version of the U.S. Sarbanes-Oxley Act). Accordingly, Wanbishi Archives maintains extremely high levels of security by prohibiting entry by unauthorized persons through measures such as restricting access within the Kanto Center, the BPO building and the building's individual storage rooms and by clearly delineating document storage space and work space.





Car Air-Conditioning Compressor

Our Global No.1 Share is Testimony to the High Quality of Our Products

Thanks to outstanding technologies and unsurpassed high quality, Toyota Industries' car air-conditioning compressors have an overwhelming competitive advantage, which is readily evidenced by our top share of the world market. Determined to retain our leading global position, we will rigorously continue to hone our technologies and meet the increasingly sophisticated needs of users.

Worldwide Unit Sales Reach an All-Time High

Toyota Industries' Car Air-Conditioning Compressor Business has consistently maintained the distinction of being the industry leader, as we continually leverage our unique technological capabilities to develop new products ahead of competitors. Developed through close collaboration with automakers, Toyota Industries' car air-conditioning compressors achieve world-class quality and performance in terms of reliability at high operating speeds, quiet operation, compactness, weight reduction and fuel efficiency. Prime examples of our outstanding products include the compact, lightweight 10-cylinder swash-plate fixed-displacement compressor and the variable-displacement compressor that automatically controls cooling in accordance with interior and exterior temperatures as well as the state of the vehicle's engine. Both of these compressors have been widely adopted by top-name automakers worldwide, enabling us to firmly maintain the global No.1 share.

Supported by the development of products that anticipate user needs and proactive sales expansion activities, Toyota Industries' total sales of car air-conditioning compressors in fiscal 2008 reached an all-time high of 21.86 million units, an increase of 1.4 million units, with mainly Europe and the United States contributing to the increase.

Compressor Sales


(Million units)
25
20
15
10
5
0
(FY)
04
05
06
07
08

Responding Decisively to Technological Innovations in Automobiles

Advances in automobile-related technologies have been accompanied by increasingly sophisticated and diverse needs in car air-conditioning compressors. Moreover, high crude oil prices and heightened environmental awareness worldwide have spurred unprecedented demand for air-conditioning compressors that enhance fuel efficiency in conventional internal-combustion vehicles. Committed to meeting such needs, we continue to upgrade the performance of our externally controlled variable-displacement compressors, which were the world's first such compressors, by drawing on our overwhelmingly superior product development capabilities to differentiate our products from those of competitors.

Toyota Industries has also achieved significant advances in air-conditioning compressors for hybrid vehicles. Our electrically driven compressors, developed in collaboration with our Electronics Division, are fitted in Toyota Motor Corporation's line of hybrid vehicles such as the Prius, one of the world's premier hybrid vehicles.

With a view to EU restrictions on the use of certain CFC substitutes scheduled to be gradually implemented from 2011, we are focusing on various options for the development of compressors that utilize other substitute refrigerants.

As these examples demonstrate, we are determined to remain at the forefront of the industry as we strive to appropriately respond to diversifying needs by fully taking advantage of our technological excellence and overall capabilities through cooperation with automakers and other business divisions and pushing ahead with development in new technology fields.

Worldwide Manufacturing Bases of Car Air-Conditioning Compressors


TDDK
DNTS
Toyota Industries Corporation
YSD
TACK
SUBROS
DNIA
MACI
TACG
ACTIS
DNBR
● Consolidated subsidiaries
● Licensed manufacturers

Toyota Industries produces compressors through a global tripolar structure encompassing Europe, the United States and Asia, established through direct investments. We also license production in Asia and South America. By carrying out production near our markets, we believe we are better able to supply products precisely in line with local market needs while reducing shipment costs and exchange rate risks.

Operating a High-Quality, Highly Efficient Production Structure

Besides developing top-quality products, Toyota Industries is responding to the needs of customers worldwide by strengthening its production structure.

Toyota Industries currently operates manufacturing bases in Japan, the United States, Germany and China. In Japan, we have established an integrated production structure encompassing molds, die casts, processing and assembly at the Kariya, Obu and Higashiura plants, which serve as mother plants for all domestic and overseas plants. Additionally, each manufacturing base carries out high-quality, highly efficient production utilizing robots and internally developed and manufactured equipment.

To respond to increased orders from automakers, Toyota Industries will strengthen its global production capabilities and further enhance quality, cost and delivery (QCD).

Topics

Electrically Driven Compressor (ES34) Series

Toyota Industries' electrically driven car air-conditioning compressors are fitted in TMC's hybrid vehicles such as the Prius. Widely recognized for their high quality, these compressors have been also fitted in the top-of-the-line Lexus LS600h and LS600hL hybrid sedans.

Fixed-Displacement Type



10S17 compressor
(Swash-plate type)



SCS06 compressor
(Scroll type)



SV07 compressor
(Vane type)

Continuous Variable-Displacement Type



7SBU16 compressor
(Swash-plate type)



7SEU17 compressor
(Externally controlled, clutchless type)

For Hybrid Vehicles



ES27 electric compressor
(Hermetic scroll type)



ES34 electric compressor
(Hermetic scroll type)





Automobile

Working to Attain the Synergistic Benefits of the Automobile-Related Business

As a member of the Toyota Group, Toyota Industries' Automobile Segment contributes to Toyota Motor Corporation's (TMC) global operations through the assembly of vehicles and manufacture of engines, automotive parts and stamping dies. In an effort to support the advancement of automobiles, each business domain of the Automobile Segment carries out efficient, industry-leading production based on the Toyota Production System (TPS).

Toyota Industries develops and manufactures vehicles, engines, car electronics products and stamping dies. The Vehicle Business is responsible for the production of compact and midsize vehicles and proactively participates in the development of new cars. The Engine Business manufactures diesel and gasoline engines, as well as engages in environmental measures through the joint development of clean diesel engines with TMC.

The Car Electronics Business is strengthening the development and manufacture of electronic components and devices primarily for hybrid vehicles for which market expansion is expected to continue.

Each of Toyota Industries' automobile-related businesses previously carried out operations as an autonomous entity. In January 2007, however, we established the Automotive Headquarters to bring together the capabilities of these businesses and further reap synergistic benefits. We intend to deepen cooperation among these businesses and mobilize the combined competencies of the Automobile Segment in our efforts to contribute to the development and manufacture of appealing TOYOTA cars.


Automotive Headquarters
Vehicle Division
Engine Division
Electronics Division
Machinery & Tools Sub-Div.

Vehicle

A Frontrunner among Automobile Body Manufacturers through QCD

Toyota Industries assembles compact and midsize automobiles under consignment from TMC. We currently manufacture three TOYOTA models, specifically the Vitz (Yaris outside Japan), the RAV4 for overseas markets and the Mark X ZiO for the Japanese market. Moreover, through our active participation in the development of new vehicles, Toyota Industries has further expanded its role in TMC's operations.

New Mark X ZiO Contributes to Record-High Production of 368,000 Vehicles

As an automobile body manufacturer specializing in compact cars, Toyota Industries has undertaken consigned production for TMC and actively participated in the development of several vehicles. The second-generation Vitz (Yaris), which underwent a full model change in 2005, is a global model incorporating the most advanced safety and environmental technologies, winning recognition worldwide as a compact car of outstanding quality. Similarly positioned as a global model, the RAV4 also underwent a full model change in 2005 and now offers an even roomier interior, outstanding driving performance and world-class environmental and safety performance, features that have earned this car high marks around the world.

Toyota Industries' Vehicle Business maintains top-level quality, cost and delivery (QCD) among automobile body manufacturers in the Toyota Group. In fiscal 2008, Toyota Industries continued to earn high recognition for QCD, as we once again received the Superior Quality Performance Award from TMC. Under TPS, our assembly plant ensures the thorough elimination of all waste from production processes, thereby enabling plants to operate with superb efficiency. QCD is further reinforced by Toyota Industries' other strengths, including a flexible production system and the quick startup of production.

In September 2007, we initiated assembly of the Mark X ZiO, a new midsize luxury car, which underscores TMC's strong confidence in our QCD capabilities meticulously nurtured over many years. Toyota Industries also handled the development of the Mark X ZiO's upper body and was highly commended by TMC for establishing an efficient mass production structure.

Through various measures implemented in gearing up for the assembly of the Mark X ZiO, our assembly plant has realized further quality improvements, beginning with the coating process, and is now firmly positioned to produce almost every type of midsize model.

In fiscal 2008, total production of the Vitz (Yaris), RAV4 and Mark X ZiO reached a record-high 368,000 vehicles.

In tandem with TMC's efforts to achieve further growth globally, Toyota Industries will undertake initiatives to further enhance QCD and strive to make even greater contributions to TMC's global strategy in both development and production.

Vehicle Production



(Thousand units)
400
300
200
100
0
(FY)
04
05
06
07
08

Topics

Superior Quality Performance Award

In February 2008, the Vehicle Division and Machinery & Tools Sub-Division (stamping dies) received the Superior Quality Performance Award from TMC. This marks the seventh and eighth time, respectively, that the Vehicle Division and Machinery & Tools Sub-Division have been awarded this honor in the past 10 years.

Vehicles



Vitz (Yaris)



RAV4



Mark X ZiO

Engine

Business Expansion Centered on Clean Diesel Engines

Toyota Industries' Engine Business manufactures diesel and gasoline engines. Anticipating future market expansion, we are jointly developing new clean diesel engines with TMC as part of integrated operations that extend to production. Toyota Industries also develops and manufactures industrial engines for its lift trucks and other materials handling equipment.

New V8 Diesel Engine Being Produced for the Toyota Land Cruiser

Clean diesel engines are attracting growing attention, thanks largely to their lower CO_2 emissions compared with gasoline engines. Highlighting this rising interest, diesel engine vehicles already account for approximately half of all new car sales in Europe. In North America, the number of diesel engine vehicles is forecast to expand in line with soaring energy prices.

Addressing these trends, Toyota Industries developed the 2.2-liter AD diesel engine together with TMC and commenced production in March 2005. This engine is currently fitted in such vehicles as the RAV4 and Lexus IS for the European market.

Adding to our lineup of diesel engines, in August 2007 we commenced production of a new 4.5-liter, 8-cylinder VD clean diesel engine for the new Land Cruiser. Toyota Industries played a central role, with our engineers taking the lead in the development process. The new Land Cruiser was developed under the concept "King of 4WD," making it essential that the engine provides outstanding performance capabilities. In working to meet this objective, we set out to "supply the world with diesel engines that satisfy demanding owners" and successfully developed a diesel engine that offers top-level performance in every category, including clean exhaust as well as power performance, fuel economy, quietness and reliability. In recognition, Toyota Industries received the Technology Development Award from TMC.

In fiscal 2008, we achieved favorable sales of our VD clean diesel engines and KD diesel engines for TMC's Innovative International Multi-Purpose Vehicle (IMV) series. Mirroring this strong performance, total sales (unit sales to outside customers) in fiscal 2008 reached a record-high 510,000 engines.

Becoming a Top Manufacturer of Diesel Engines within the Toyota Group

Toyota Industries has strengthened its engine development structure through such initiatives as upgrading testing facilities and increasing development staff. In setting our sights on the global market for clean diesel engines, we will develop next-generation clean diesel engines and strengthen production capabilities in a timely manner as we strive to become the top manufacturer of diesel engines within the Toyota Group.

Toyota Industries also manufactures gasoline engines. Our gasoline engine production line operates under a flexible structure utilizing automatic guided vehicles to respond quickly to changes in volumes and models. Also, we have been highly commended for production preparation capabilities that enable the quick startup of cost-efficient production of new engines.

In addition, we also develop and manufacture engines that further enhance the competitiveness of our lift trucks.

Engine Production


(Thousand units)
600
500
400
300
200
100
0
(FY)
04
05
06
07
08

Topics

Technology Development Award

In fiscal 2008, Toyota Industries received the Technology Development Award from TMC for developing a VD clean diesel engine for the new Land Cruiser. The engine was praised for such performance capabilities as clean exhaust emissions and driving power as well as for having the ruggedness required as an engine for the Land Cruiser.

Engine



VD diesel engine
(Displacement: 4.5 liters, used in the Land Cruiser)



2AD diesel engine
(Displacement: 2.2 liters, used in the RAV4 and Lexus IS)



2KD diesel engine
(Displacement: 2.5 liters, used in the Hilux Vigo)



2AZ-FE gasoline engine
(Displacement: 2.4 liters, used in the Estima)

Power Source Devices that Support Ongoing Advances in Hybrid Cars

Utilizing power electronics circuit technologies and electric drive system capabilities, Toyota Industries develops and manufactures electronic components and devices for automobiles, including hybrid vehicles.

New DC-DC Converters for Lexus LS600h

Drawing on power electronics technologies cultivated through its development of electric lift trucks, Toyota Industries carries out in-house production of electronic components for each business division and has accumulated a vast array of technologies in this field. At the same time, Toyota Industries has also been engaged in the development and production of DC-DC converters for hybrid vehicles and DC-AC inverters for internal-combustion as well as hybrid vehicles. After being fitted in the first-generation Prius, our DC-DC converters were subsequently selected for the Harrier Hybrid and the Camry Hybrid, and in 2007 we expanded our lineup to include converters for the Lexus LS600h. We also develop and manufacture DC-AC inverters, which are capable of converting currents into the same voltage as household electricity, thereby enabling the use of various household electronic products inside vehicles.

In addition to carrying out continuous quality-improvement and cost-cutting activities, we are also building new plants to reinforce our mass production structure in anticipation of expanded market demand for hybrid vehicles.

An Approach that Anticipates Further Advances in Hybrid Vehicles

Looking ahead, we will further upgrade our development structure and strengthen collaboration with our other automobile-related businesses while proactively proposing and developing new products that anticipate needs in next-generation automobiles. We are placing emphasis on developing technologies that enable size, weight and cost reductions, which are particularly crucial for realizing distinctive products. Concurrently, we will focus our efforts on devices for plug-in hybrid vehicles, for which commercialization is highly anticipated. In addition, besides continuing to develop such auxiliary devices as converters, we will also strengthen the development of core parts for electronic components and devices for hybrid vehicles.

As we facilitate collaboration among business divisions, we will supply key functional components for use in our textile machinery and materials handling equipment, including drive and load controllers for electric lift trucks. Through such measures, we will strive to significantly contribute to the creation of competitive products.

Topics

Technology Development Award

In fiscal 2008, Toyota Industries' Electronics Division received the Technology Development Award from TMC for the development of DC-DC converters for the Lexus LS600h. Responding to rising needs for energy conservation, we will continue to contribute to reducing environmental loads in such ways as enhancing fuel efficiency through the development of core products for hybrid vehicles.

Car Electronics



DC-DC converter for the Prius
Down-converts the high-voltage direct current (DC) of the main battery to a lower voltage to recharge the auxiliary battery and supply power for lights, wipers, the horn and other in-car devices.



DC-DC converter for electric power steering (EPS) for the Harrier Hybrid (RX 400h)
Down-converts the high voltage of the main battery to a lower voltage to supply power for EPS.



DC-DC converter for Camry Hybrid



DC-DC converter for EPS for the Lexus LS600h



DC-DC converter for EPS for the Lexus LS460



DC-AC inverter for the Tacoma (400W)
Converts DC electricity of the main battery into an alternate current (AC), enabling the use of various household electronic appliances.



Textile Machinery

Maintaining Our Global No.1 Position Backed by Our Air-Jet Looms

The history of the Toyota Group began with the invention of an automatic weaving machine by Toyota Industries founder Sakichi Toyoda. Since then, we have successively developed innovative textile machinery through our relentless pursuit of cutting-edge technologies and unceasing application of ingenuity, thereby making significant contributions to the development of the textile industry worldwide. In fiscal 2008, Toyota Industries posted solid results in the Textile Machinery Business, with sales of air-jet looms once again surpassing 10,000 units.

Weaving Machinery

Toyota Industries develops, manufactures and sells such weaving machinery as air-jet looms, which insert weft yarns using air. Our weaving machinery has won high acclaim from customers worldwide not only for excellence in basic performance requirements for high speed and reliability but also for integrating such advanced functions as monitoring and remote setting via the Internet.

Benefiting from rising sales in China in recent years, Toyota Industries has sustained a high level of sales of its mainstay air-jet looms since fiscal 2007, and this trend continued in fiscal 2008, as sales of air-jet looms once again exceeded 10,000 units. Accordingly, Toyota Industries maintained the top global market share, a position we have solidly maintained for more than a decade.

While focusing on developing technologies aimed at reducing the environmental burden through greater energy efficiency and raising productivity by achieving higher speeds, we will strengthen our global sales and service structures while working to meet the expectations of customers the world over.

Topics

Cumulative Production of Air-Jet Looms Reaches 100,000 Units

In February 2008, cumulative production of air-jet looms reached 100,000 units. Toyota Industries achieved this noteworthy milestone 27 years and nine months after commencing production in May 1980.

Thanks to such outstanding basic functions as high speed, excellent energy efficiency and low vibration, the current JAT710 seventh-generation model has earned high acclaim worldwide, including from China. Moreover, continuous technological improvements have enabled the JAT710 to weave items difficult to produce using previous air-jet looms such as automobile air bags and glass fibers for electronic substrates to respond to an even wider range of customer needs.

Spinning Machinery

The Spinning Machinery Business offers an extensive lineup of spinning machinery, including high-speed ring spinning frames and roving frames, capable of both spinning high-quality yarns and providing superior productivity, in an effort to respond to diverse user needs.

Overseas, Kirloskar Toyoda Textile Machinery Pvt. Ltd., our subsidiary in India, manufactures and supplies ring spinning frames to the local market while also realizing a global product supply structure.

Weaving Machinery



JAT710 air-jet loom

Spinning Machinery



RX240 series ring spinning frame



FL200 roving frame



Environmental Initiatives

Global Environmental Commitment

The Toyota Industries Group will contribute to the compatibility of environmental conservation and economic growth throughout its wide range of business activities, including automobile, materials handling equipment, logistics and electronics.


Address environmental concerns by working in harmony with both regional communities and global society.
Harmony
Sustainable Management
Enhancement
Responsibility
Enhance the eco-efficiency of all our business activities, products and services.
Fulfill our social responsibility to participate in environmental conservation.

Basic Policy

- The Toyota Industries Group will continue to set challenging targets aimed at further reducing the environmental impact of its business activities, listening carefully to voices of its stakeholders such as customers, and acting in compliance with the letter and spirit of laws and regulations.

- The Toyota Industries Group will continuously improve its environmental management, placing environmental activities among its highest priorities. In particular, the Company will give priority to the following items.

Curb global warming
Aiming to reduce energy consumption and the output of greenhouse gases through the entire lifecycle of its products, services and production activities

Use resources more efficiently
Utilizing raw materials, water and other resources efficiently while working to reduce, reuse and recycle waste products

Reduce environmental risk factors
Reducing the use and output of substances of concern while evaluating environmental risk factors at the planning stage of business activity in order to prevent pollution

- The Toyota Industries Group will aim to foster greater communication and teamwork within a wide range of partnerships, including those with customers and suppliers, in order to promote sustainable management of the environment. In addition, the Toyota Industries Group will act as an upstanding corporate citizen, taking an active part in the planning of activities that contribute to various regional communities as well as to our global society.

July 2005
Tetsuro Toyoda
President

Scope of Group-Wide Environmental Management


Europe
Manufacturing company: 4
Sales company: 3
Others: 2
Total: 9
Asia
Manufacturing company: 4
Sales company: 1
Others: 1
Total: 6
Japan
Toyota Industries: 10 plants
Manufacturing company: 16
Sales company: 41
Others: 22
Total: 79
Australia
Sales company: 1
North America
Manufacturing company: 9
Sales company: 3
Others: 2
Total: 14
Latin America
Sales company: 1

Environmental Management

Environmental Management System

Toyota Industries uses an ISO 14001-based environmental management system (EMS) as an effective tool in its efforts to promote environmental management and fulfill its corporate social responsibility. EMS was previously operated independently at respective plants. Aiming for greater environmental management, however, in fiscal 2008 we newly established a Company-wide EMS, with the president at the top. We will continue to work to strengthen our environmental governance based on an environmental management structure compatible with Toyota Industries' business management structure. We will also strive to reduce environmental impacts that accompany our business activities in product development and manufacturing.

In fiscal 2008, Toyota Industries obtained EMS certifications for the corporate center as well as the Textile Machinery and Compressor divisions as a form of pre-integration of certification. In fiscal 2009, we plan to acquire Company-wide integration of certification that includes all business operations.

Environmental Education

Acting on its belief that manufacturing starts with nurturing excellent personnel, Toyota Industries regards human resource development as one of the most important management issues. In the environmental area as well, we revised environmental education programs after clarifying the capabilities required for the integration of a Company-wide EMS and reviewing targeted persons and educational objectives. Based on the latest environmental trends and effectiveness of education, we intend to continuously review these programs to nurture personnel well-versed in environmental affairs.

Environmental Education Program



Managerial staff
Chief experts
Senior experts
Experts
General employees
Mid-career employee training
Newly appointed managerial staff training
Environmental audit overview
Environmental management overview
Supervisor training (technical)
Supervisor training (clerical and engineering)
Newly appointed senior staff training
New employee training (those in technical positions as well as clerical and engineering positions)
Product environmental training
Mid-career employee training
Managerial staff
Assistant managers
Heads
General employees
Employees in technical positions
Employees in clerical and engineering positions

Environmental Management Structure



President
Environmental Committee
Internal audit
Responsible internal auditor (executive vice president)
•Team leader
•Supervising auditors
•Auditors
Executive vice president
Chief environmental administrator
(executive vice president)
Secretariat
(Plant Engineering & Environment Dept.)
Specialized committees
Product Technology Subcommittee
Production Environment Subcommittee
Head Office
Corporate Planning
R&D
Purchasing
Quality Control
Human Resources
General Administration
Divisions
Materials Handling Equipment
Logistics
Car Air-Conditioning Compressor
Vehicle
Engine
Electronics
Textile Machinery
Business Promotion Council
Environmental conservation organization by manufacturing sites
(environmental risk management overseen by plant managers)
Environmental Risk Reduction Subcommittees
(respective plants)

Internal Environmental Audits

Previously, auditors assigned at respective Toyota Industries plants undertook internal environmental audits. This prompted external auditors to point out areas for improvement in terms of the independence and quality of audits. Taking the opportunity of the integration of a Company-wide EMS, a fundamental review of the structure and procedures of internal audits was conducted. Specifically, we have established an internal audit structure in which the executive vice president in charge of audits appoints a team leader tasked with implementing audits. Under the team leader are auditors selected from each business division.

In fiscal 2008, internal auditors detected underlying, intrinsic problems at respective organizations, and each organization subsequently implemented corrective measures. With regard to the external environmental audit conducted by an independent certification agency for fiscal 2008, Toyota Industries was commended for improving the level of its internal audits.

Internal Environmental Audit Structure

An internal environmental audit structure has been organized to strengthen the checking function of Toyota Industries' environmental efforts, as indicated below.

Audit organization	Roles/Initiatives
Responsible internal auditor (1 person) (executive vice president)	•Devise internal audit plan •Appoint team leader •Summarize audit results and report to president
Team leader (1 person)	•Responsible for implementing audits •Select supervising auditors and plan audit schedules •Report results to responsible internal auditor •Hold auditor meetings
Supervising auditors (20 people)	•Implement audits •Confirm progress of corrective measures
Auditors	•Report results to team leader

Business Activities and Their Environmental Impact

As a manufacturer of a wide variety of products, including lift trucks, car air-conditioning compressors, textile machinery and automobiles, Toyota Industries strives to understand the environmental impact of our products across their entire lifecycle from parts procurement through to production and disposal.

The most notable environmental impacts generated by Toyota Industries' operations include global warming caused by the use of energy in casting and coating processes and the use of greenhouse gases; waste from manufacturing processes such as casting and machining processes; the atmospheric impact of chemical substances used in the painting of automobiles, lift trucks and car air-conditioning compressors; and the impact of industrial wastewater on public waterways. Toyota Industries is systematically striving to reduce these kinds of environmental impacts.

Energy

Energy Consumption



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(TJ)*1
12,000
9,000
6,000
3,000
0
6,678
7,934
8,397
9,085
9,280
(FY) 04
05
06
07
08

*1: Terajoule is a unit used to measure heat. 1 TJ = 10[12] joules

Raw Materials*2

Raw Materials Consumption



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(kt)
600
300
0
333
383
436
505
565
(FY) 04
05
06
07
08

*2: Metals such as iron and aluminum, as well as resins such as plastics

INPUT

Product Development

Business		Focus of Environmental Activities in Product Development
	Materials Handling Equipment	Develop clean energy vehicles Improve fuel efficiency and achieve cleaner exhaust emissions Improve recyclability
	Textile Machinery	Create designs with improved energy efficiency
	Car Air-Conditioning Compressor	Reduce weight and improve efficiency Reduce power consumption and utilize new, environmentally friendly refrigerants
	Vehicle	Reduce weight and improve recyclability
	Engine	Improve fuel and combustion efficiency Reduce noise and vibration
	Electronics	Contribute to the development of clean energy vehicles

Common themes: Reduce the use of substances of concern; Promote green procurement

Emissions and Environmental Impact of Each Process (as of March 2008)

Plant	Process	Emissions and Environmental Impact
Takahama	Machining, cleaning	CO_2 (global warming) Waste
	Coating	VOC*4, chemical substances (air pollution) CO_2 (global warming)
Kariya	Machining, cleaning	CO_2 (global warming) Waste
	Coating	VOC, chemical substances (air pollution) CO_2 (global warming)
Kariya, Obu, Higashiura	Die-casting	CO_2 (global warming)
	Machining, cleaning	CO_2 (global warming)
	Coating	VOC (air pollution)
	Use of CFC substitutes	HFC*5 (global warming)
Nagakusa	Coating	VOC, chemical substances (air pollution) CO_2 (global warming)
	Machining, cleaning	CO_2, HFC (global warming) Water pollution, waste
Hekinan, Higashichita, Kyowa	Machining	CO_2 (global warming)
	Casting	CO_2 (global warming) SOx*6 (air pollution), waste products
Kyowa	Plating	Water pollution

OUTPUT

Into the Air

Greenhouse Gas Emissions

	Non-consolidated	Consolidated
CO_2	296kt	745kt
Other greenhouse gases (HFC, SF_6, etc.)	3kt	12kt
Total	299kt	757kt

Air Pollutant Emissions

	Non-consolidated	Consolidated
SOx	0.3t	0.6t
NOx*7	141t	236t

*7: Nitrogen oxides

CO_2 Emissions



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(kt-CO2)
1,000
500
0
589
634
680
700
745
(FY) 04
05
06
07
08

Emissions of Other Greenhouse Gases



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(kt-CO2)
40
20
0
25
33
27
16
12
(FY) 04
05
06
07
08

VOC Emissions



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(t)
4,000
2,000
0
3,429
2,580
2,523
2,531
2,747
(FY) 04
05
06
07
08

Water

Water Consumption



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(million m³)
8
4
0
5.60
6.18
6.88
7.23
6.66
(FY) 04
05
06
07
08

Chemical Substances

Chemical Substances Consumption (Japan only)

	Non-consolidated	Consolidated
•PRTR law*3 designated substances	3,031t	4,136t

*3: Short for Pollutant Release and Transfer Register, the PRTR law is a scheme whereby businesses measure the release and transfer of PRTR-designated pollutants and report their performance to the government. The government then compiles this data and releases it to the public.

Packaging Materials

Packaging Materials Consumption



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(t)
10,000
5,000
0
5,029
6,616
6,549
8,445
9,215
(FY) 04
05
06
07
08

CO_2 Emission Conversion Factors

Contents	Conversion factor
Electricity*	0.3817kg-CO_2/kWh
City gas	2.3576kg-CO_2/m³
LPG	3.0094kg-CO_2/kg
Coke	3.2502kg-CO_2/kg
A heavy oil	2.7000kg-CO_2/l
Kerosene	2.5306kg-CO_2/l
Light oil	2.6468kg-CO_2/l
Gasoline	2.3609kg-CO_2/l
LNG	2.790kg-CO_2/kg
Propylene	3.141kg-CO_2/kg

*The electricity conversion factor in the table is applied to companies in Japan. Overseas companies uses factors publicly announced in each region.

CO_2 Emission Conversion Factors from Logistics

Contents	Conversion factor
Gasoline	2.32kg-CO_2/kWh
Light oil	2.62kg-CO_2/kg
LPG	3.00kg-CO_2/l

Focus of Environmental Activities	→ FY2008 Results

Curbing Global Warming

10% improvement compared with FY2004 levels in eco-efficiency of energy-derived CO_2 emissions (consolidated) by the end of FY2011

→ 25% improvement compared to FY2004 levels (eco-efficiency indicator: 1.25)

Resources Recycling

Reduce landfill waste (Japan consolidated) to less than 1% of FY1999 levels by the end of FY2011

→ Less than 1% compared with FY1999 levels

Reduction in Environmental Risk

Further reductions in emissions of substances of concern (Japan consolidated) by the end of FY2011 to 95% of FY2004 environmental impact levels

→ 1% reduction compared with FY2004 levels

*4: Volatile organic compounds
*5: Fluorocarbon substitute
*6: Sulfur oxide

Emissions and Major Environmental Impacts Generated during Transportation

CO_2 (global warming)
NOx and particulate matter (PM) (air pollution)

Focus of Environmental Activities

Reduction of CO_2 emissions

Major Environmental Impacts during Product Use

Materials Handling Equipment

Global warming caused by vehicle operation
Air pollution resulting from exhaust emissions

Textile Machinery

Global warming caused by power consumption

Car Air-Conditioning Compressor

Global warming caused by vehicle operation
Global warming caused by CFC substitutes

Vehicle

Global warming caused by vehicle operation
Air pollution caused by exhaust emissions

Engine

Global warming caused by vehicle operation
Air pollution caused by exhaust emissions

Electronics

Global warming caused by power consumption and vehicle operation

Major Environmental Impacts during Recovery, Recycling and Disposal

CO_2 emissions during recycling (global warming)
Generation of waste

Focus of Environmental Activities

Toyota Industries pursues product development that takes into account the 3Rs—Reduce, Reuse and Recycle. This is achieved by reducing waste through making products longer-lasting, smaller and lighter; reusing components; and recycling used products by reprocessing them and using them as different materials.

PRTR Law-Designated Substances

Emissions (Japan only)

	Non-consolidated	Consolidated
Into the atmosphere	536t	626t
Into waterways	7t	12t
Into soil	–	–
Total	543t	638t

Transfers (Japan only)

	Non-consolidated	Consolidated
Waste	129t	867t
Sewage	–	–
Total	129t	867t

Waste

Waste Generation



□ Overseas subsidiaries
■ Subsidiaries in Japan
■ Non-consolidated
(kt)
200
100
0
81
83
90
137
148
(FY) 04
05
06
07
08

Into Waterways

Water Pollutants (Japan only)

	Non-consolidated	Consolidated
Nitrogen	20t	23t
Phosphorous	0.5t	0.6t
COD*8	13t	20t

*8: Chemical oxygen demand (indicator of the degree of water pollution)

Wastewater Discharge (Japan only)



(million m³)
■ Subsidiaries in Japan
■ Non-consolidated
10
5
0
4.95
7.28
4.55
4.56
4.25
(FY) 04
05
06
07
08

CO_2 from Logistics

CO_2 Emissions from Logistics Operations (Japan only)



(t-CO2)
■ Subsidiaries in Japan
■ Non-consolidated
30,000
20,000
10,000
0
8,571
9,341
9,910
20,600
24,855
(FY) 04
05
06
07
08

*Certain environmental data have been updated

Targets and Results of the Fourth Environmental Action Plan

Outline of the Fourth Environmental Action Plan

As one of Toyota Industries' major approaches to the environment, we devise and implement a five-year Environmental Action Plan. In the Fourth Environmental Action Plan (fiscal 2007 to fiscal 2011), curbing global warming, using resources more efficiently, reducing environmental risk factors and consolidated management are positioned as the key areas of environmental activities. Target management is measured by the concept of "eco-efficiency," which quantifies the effectiveness of our environmental activities.

During fiscal 2008, we focused primarily on the development of products with superb environmental performance, four of which received in-house accreditation as eco-products. We also strove to further improve production eco-efficiency through the introduction of more efficient equipment and the implementation of efficiency improvement measures.

Eco-Efficiency Calculation Formula

Product

$$\text{Eco-efficiency} = \frac{\text{Product functions}}{\text{Environmental impact of products}}$$

Production

$$\text{Production efficiency} = \frac{\text{Production indicator (Net sales or production volume, etc.)}}{\text{Environmental impact of production activities}}$$

$$\text{Eco-efficiency} = \frac{\text{Production efficiency in subject year}}{\text{Production efficiency in base year}}$$

Progress of the Fourth Environmental Action Plan (Product-Related)

Action Policies		Specific Actions	FY2008 Achievements	FY2009 Plan	Page
Curbing Global Warming	Automobile-related products: Promote the development of technologies that achieve the best fuel-efficiency performance in each country and region	•Develop technologies to reduce vehicle weight •Develop engines to meet fuel efficiency targets set during the product planning stage •Develop high-efficiency car air-conditioning compressors	•Expanded the range of electrically driven compressors •Developed new continuous variable-displacement compressors	•Expand the range of electrically driven compressors •Develop new continuous variable-displacement type compressors •Make DC-AC inverters for vehicles smaller •Improve fuel efficiency of engines	P38, 39
	Non-automobile-related products: Promote the development of technologies that achieve the best energy efficiency in the industry	•Develop technologies to improve the energy efficiency of lift trucks •Develop industry-leading, energy-saving technologies for textile machinery •Improve the energy efficiency of industrial engines	•Improved fuel efficiency of shovel loaders by 15%		
	Promote the development of devices for clean energy vehicles	•Further improve the performance of devices for hybrid vehicles •Develop devices for the next generation of fuel-cell vehicles	•Improved power density of DC-DC converters for hybrid vehicles by 67%		
	Reduce greenhouse gases throughout products' lifecycles	•Steadily reduce lifecycle environmental impact through implementation of lifecycle assessments (LCA) for all products •Develop products with high eco-efficiency •Develop car air-conditioning compressors that use refrigerants with low global warming potential (GWP)	•Reduced power consumption of unit-type automated storage and retrieval systems for pallets by 15% •Improved fuel efficiency of engines		
Using Resources More Efficiently	Further promote the use of designs that are based on the Designs for Recycling (DfR) concept	•Steadily improve recyclability through the establishment of recyclability assessments for all products •Develop products that are easy to dismantle and recycle	•Improved dismantling feature of DC-DC converters and utilized reclaimed materials •Established targets for recoverability rate[*1] for developed products	•Improve durability of lift truck parts •Establish targets for recoverability rate for products	P40
Reducing Environmental Risk Factors	Promote stricter control of and further reduction in the use of substances of concern	•Eliminate use worldwide of the four substances of concern (lead, mercury, cadmium and hexavalent chromium) (some parts are exempted) •Increase the number of substances of concern that are subject to controls	•Established compliance structure for REACH (Registration, Evaluation, Authorisation and restriction of Chemicals) regulations •Started voluntary control of four substances of concern	•Comply with voluntary control of four substances of concern •Establish chemical substances control system	P41
	Reduce exhaust emissions to improve air quality in urban areas in all countries and regions	•Develop high-efficiency clean diesel engines •Introduce top-performing, low-emissions lift trucks	•Complied with domestic emissions regulations for lift trucks •Complied with emissions regulations for automobiles	•Comply with domestic emissions regulations for lift trucks •Comply with emissions regulations for automobiles	

*1: Recoverability rate refers to reusable, recyclable and energy-recoverable rate relative to the weight of new vehicle

Progress of the Fourth Environmental Action Plan (Production-Related)

Action Policies			Specific Actions	Control Items	FY2008 Achievements: Target	FY2008 Achievements: Result	FY2008 Achievements: Assess-ment	FY2009 Plan	Page
Curbing Global Warming	Production	Promote energy reduction and energy conservation through innovative production technologies	**Reduce CO_2 from energy use** •Streamline production processes •Optimize supplied energy •Promote introduction of alternative energy sources	**Non-consolidated** Energy-derived CO_2 eco-efficiency	1.30	1.36	○	•Curb total CO_2 emissions and improve emission volume per unit of sales amid business expansion •Launch Company-wide CO_2 reduction conference and promote activities	P42, 43
				Non-consolidated Emission volume per unit of sales (unit: t-CO_2/100 million yen)	26.1	24.3	○		
				Consolidated Eco-efficiency	1.19	1.25	○		
				Consolidated Emission volume per unit of sales (unit: t-CO_2/100 million yen)	38.9	37.2	○		
			CFCs •Review production process •Look for alternative materials	-	-	3kt-CO_2	-		
	Logistics	Reduce CO_2 emissions through green logistics	•Promote modal shift •Devise green logistics guidelines and strengthen cooperation with contractors	-	1.01	1.07	○	•Expand modal shift •Improve load capacity	
Using Resources More Efficiently	Raw Materials	Enhance resource productivity	**Resources** •Reduce the volume of discarded materials by taking action at the source, such as improving yields and other measures •Promote internal re-use	**Non-consolidated** External disposal eco-efficiency	1.00	1.12	○	•Reduce external disposal through reduction of defects and improvement of yields	P44
			Packaging materials •Reduce use of timber-derived packaging materials	**Non-consolidated** Packaging material eco-efficiency	1.35	2.06	○	•Reduce use of wood and cardboard as packaging materials	
		Reduce use of groundwater	•Promote recycling of wastewater •Reduce use of water	**Non-consolidated** Groundwater use (unit: km^3)	924	714	○	•Switch to industrial water from groundwater •Expand wastewater recycling	
	Waste	Reduce total environmental impacts of waste disposal	•Eliminate landfill disposal at all consolidated manufacturing companies •Establish measures to evaluate environmental impact of waste disposal	**Manufacturing sites in Japan** Landfill volume (unit: t)	183	46	○	•Select reputable recycling contractors •Promote further segmentation and optimization of waste separation	
Reducing Environ-mental Risk Factors	Production	Minimize environmental risks	•Establish environmental risk assessment systems at the planning stage (incorporate measures to reduce environmental impacts in the business planning stage) •Ensure appropriate management of chemical substances in accordance with social conditions •Enhance risk communication with stakeholders such as local residents	•Devise pilot guidelines for prior assessment system •Commence full implementation		•Devise regulations •Apply to 27 items	○	•Strengthen activities to reduce environmental abnormalities/claims through reciprocal patrols among plants	P45
		Further reduce emissions of substances of concern	•Reduce emissions of air pollutants, including volatile organic compounds (VOCs) –Expand use of water-soluble and powdered coatings –Introduce VOC removal equipment •Reduce emissions of water contaminants	**Non-consolidated** Environmental impact (unit: index)	20% reduction	17% reduction	×	•Expand use of water-soluble coatings in Materials Handling Equipment and Vehicle businesses	
				Manufacturing sites in Japan Environmental impact (unit: index)	23% reduction	21% reduction	×		

Progress of the Fourth Environmental Action Plan (Management)

Action Policies		Specific Actions	FY2008 Achievements
Consolidated Management	Strengthen cooperation with business partners	**Business partners** •Further promote green procurement –Improve environmental performance by supporting the establishment and promotion of environmental management systems (EMS) –Enhance management of substances of concern **Group companies** •Promote consolidated environmental management by enhancing mutual communication –Thorough environmental compliance (all companies) –Establish EMS (sales and service companies) –Introduce green procurement and environmental accounting (manufacturing companies) –Improve environmental performance and enhance external environmental communication (manufacturing companies)	•Confirmed management systems for substances of concern at all business partners •Supported environmental management at Group companies

Curbing Global Warming from Products

Approach to Curbing Global Warming

Products developed and manufactured by Toyota Industries inevitably exert various types of impact on the environment during all stages of the product lifecycle, including usage by customers and final disposal. These impacts include global warming from energy consumption, resource depletion from the use of raw materials and the emission of polluting substances at the time of final disposal. We believe that adopting initiatives starting from the development stage is particularly crucial for minimizing the environmental impact of our products. Acting on this belief, Toyota Industries has introduced the Environmentally Friendly Product Certification System in an effort to promote a broad array of environmental considerations, such as curbing global warming.

Eco-Friendly Product Certification System

Our proprietary Environmentally Friendly Product Certification System was established with the aims of pursuing environmental considerations during product development and properly providing Toyota Industries' customers with information on its eco-friendly products. This system is based on the International Standards Organization (ISO) Type II environmental labeling standard* (ISO 14021). Environmentally friendly products are certified if they meet Toyota Industries' in-house regulations in consideration of the main themes of the Fourth Environmental Action Plan, which was launched in fiscal 2007, during their product development.

Assessment under the certification program is conducted with focus on two categories. The first is a Factor Assessment, which assesses quantitatively how much the newly developed product's eco-efficiency has improved compared with that of the base product (existing Toyota Industries product). The second is a Development Process Assessment, which includes assessment of factors such as fuel efficiency improvements, smaller size and lighter weight. Products that satisfy the criteria are then checked by an independent verifying agency and evaluated within the Company before being granted certification. Certified products carry a Toyota Industries environmental label.

Under the Type II environmental labeling standard, ISO requires only self-declaration by the enterprise (no independent third-party certification required). To create an even more reliable program, however, Toyota Industries has decided to have its self-assessment confirmed by Bureau Veritas Japan Co., Ltd., an international inspection and certification organization.

* Environmental labeling: Labeling that conveys to consumers the environmental aspects of a product or service through printed text on the product, advertisements, symbol marks and other means. ISO has established three categories of environmental labels: Type I labels, which indicate certification by an independent verifying organization; Type II labels, which indicate self-declaration by the enterprise that certain standards have been met; and Type III labels, which provide environmental impact data for the product.

Environmental Label

Certified products carry an "environmental label" containing the mark shown on the left on the product itself, its packaging, catalogs and other materials. The mark's circle represents the Earth, wrapped in a green leaf.

Environmentally Friendly Product Certification System

Certification Flow


Development Department
Certification Committee
Independent Verifying Organization
Product Technology Subcommittee
Certification
Problem
Problem
Problem

Certification Criteria

Products that meet the Factor Assessment and Development Process Assessment are certified as Environmentally Friendly Products.

Factor Assessment

Rationale Embodied in the Factors

Improve product and service values ← Maximize product performance and value

Reduce environmental impact ← Minimize impact on the environment

Factor Computation Method

$$\text{Factor} = \frac{\text{Eco-efficiency of developed product}}{\text{Eco-efficiency of a comparable product}} = \frac{\dfrac{\text{Functionality}^{*1}\text{ of developed product}}{\text{Environmental impact of developed product}}}{\dfrac{\text{Functionality of comparable product}}{\text{Environmental impact of comparable product}}}$$

Assessment Category		Certification Standard
Curbing global warming	CO_2 emissions volume	Any of the factors in the assessment categories at the left is equal to 1.3 or above. Otherwise, all the categories are equal to 1.0 or above.
Using resources more efficiently	Resource consumption volume	
Reducing environmental risk factors	Environmental impact substances	

*1: Product functionality = Basic functionality
Examples: Cooling capabilities for car air-conditioning compressors; volume of work during product lifecycle of lift truck

Development Process Assessment

All items listed are evaluated.

Assessment Category		Items for Consideration
Curbing global warming	Energy consumption	Improved fuel efficiency (engines, internal combustion lift trucks)
		Improved cooling capability (car air-conditioning compressors)
		Reduced amount of energy consumption (textile machinery, electronic parts, electric lift trucks)
Using resources more efficiently	Resource savings	Miniaturization and reduced weights
		Reduced number of parts
		Use of recycled parts and materials as well as recyclable materials
	Recycling	Improved ability to break down and sort
		Indication of raw materials used (plastics, rubber parts)
		Number of fastening parts limited to bare minimum
		Improved the recoverability rate
Environmental risk factors	Substances of concern	Satisfying in-house regulations for control
Environmental information	Provision of information	Information about collection, disassembly, disposal and recycling methods provided in operation manuals

Examples of Products Certified in Fiscal 2008

Rack Sorter CO2 factor 1.18

Energy-Saving Operation Achieved through Installation of Regenerative Units and More Efficient Movement

Launched in May 2007, the Rack Sorter P, a unit-type automated storage and retrieval system for pallets, incorporates a speed-control function and realizes energy-saving operations. For loading and unloading, when the sorter's traveling in a certain direction requires a longer time, the hoisting and lowering acceleration/deceleration will be controlled in accordance with the required traveling time, thereby reducing energy used for acceleration/deceleration. Accordingly, unnecessary motion is eliminated without delaying storing and retrieving at the warehouse.



Combining the speed control with the optional regenerating unit* enables a 15% reduction in energy consumption compared with previous models.

* Optional regenerating unit: device for recovering excess energy for reuse as electric power.

Speed Control Function of Rack Sorter P


New Rack Sorter P
The hoisting and lowering motion is controlled so that it finishes at the same time as traveling.
Rises up
Rises up
Rises up
A smaller amount of energy is consumed when rising up.
Travel
Previous model
Hoisting and lowering motion is completed when in motion.
Rises up
A larger amount of energy is consumed when rising up
Travel

Power Consumption*

The power consumption of previous models is set at one.


1
0
Approximately
15% reduction
New model
(with option installed)
Previous
model

* Power consumption and energy savings vary depending on the model, height, length and speed specifications.

Two-Wheel Drive Shovel CO2 factor 1.03-1.15

Realizing Excellent Fuel Economy with an Electronically Controlled Internal Combustion Engine

The Shovel Loader, our new two-wheel drive shovel launched in September 2006, incorporates an electronically controlled internal combustion engine as a standard feature. This engine minimizes the amount of fuel injection by cutting fuel consumption during idling, thereby realizing high power output and improved fuel economy, with fuel consumption reduced by approximately 15% compared with previous models.



Fuel Consumption*

The fuel consumption of previous models is set at one.


1
0
Approximately
15% reduction
New
shovel loader
Previous
shovel loader

* Fuel consumption shows a comparison with values based on JISD6202 testing conditions. Fuel consumption could also differ accordingly depending on conditions (weather, road surface, vehicle and operating conditions) during actual operation.

Topics

Environmentally Friendly Product Certification System Earns Eco-Efficiency Award

In December 2007, Toyota Industries earned the Eco-Efficiency Award* 2007 from the Japan Forum on Eco-Efficiency.



This accolade was received based on the high acclaim for Toyota Industries' introduction of an independent third-party review for its Environmentally Friendly Product Certification System. In the future, Toyota Industries plans to further improve its certification system by re-evaluating the criteria for certification. We believe these efforts will lead to the development of even more environmentally friendly products.

* This award is presented in recognition of the activities of companies taking initiatives to improve socio-economic conditions while reducing environmental impacts.

In-Product Features for Resource Saving

Approach to Resource Saving

To achieve efficient use of finite resources, Toyota Industries promotes design and development that implements the 3Rs: reduce materials used by using them more efficiently, reuse products and parts that have completed their service life and recycle resources.

Major Principles of 3R Design

3R Design

- **Reduce**
  Rationalize the use of raw materials, etc./promote long-term use of products
- **Reuse**
  Make better use of raw materials/improve construction/ensure the safety of the disposal process
- **Recycle**
  - **Create recycle-friendly designs**
    Make better use of raw materials/improve construction/improve the methods for separating trash for recycling/ensure the safety of the disposal process/consider recycle-friendly design with minimal environmental impact
  - **Create designs free of hazardous substances**
    Avoid banned substances/reduce the use of substances of concern

Implementing 3R Design for All Products

To ensure easy implementation of reducing, reusing and recycling of resources, starting from the development and design stages we pursue the rationalization of raw materials usage and the safety and efficiency of dismantling processes. Several examples illustrate the scope of our efforts in this area. For our new two-wheel drive shovel (Shovel Loader), a certified Environmentally Friendly Product, Toyota Industries utilized recycled materials for the counterweight and re-evaluated the structure of the headlights to improve ease of dismantling and recycling. Regarding our new unit-type automated storage and retrieval system for pallets (Rack Sorter P), we improved the ease of dismantling by making it unnecessary to use special tools to remove the wheel bearings and deceleration gear shift. To ensure customers can use this product over an even longer operating life, we have enhanced maintenance features by incorporating an automatic function for displaying a parts-replacement warning.



Rack Sorter P display for parts replacement warning


TOYOTA
Headlight
Counterweight

Shovel loader

Utilization of Reclaimed Materials

Our DC-DC converter for electric power steering (EPS) down-converts the high voltage of a hybrid vehicle into a lower voltage for use by the EPS. We have improved dismantling features and enhanced the ease of recycling by utilizing reclaimed aluminum for the converter's case and reducing the number of fastened parts. Also, by significantly re-evaluating electronic parts and making such innovations as optimizing the configuration of the heat dissipation structure through the use of computer-aided engineering (CAE), we minimized an increase in the size of the converter that accompanied an expansion in power output. At the same time, we reduced the amount of raw materials used.



DC-DC converter

Installed Model: Lexus LS600h


Positioning of DC-DC converter (above HV battery)

Reduction of Product-Derived Environmental Risks

Approach to Environmental Risks

As measures to reduce environmental risks during the product usage and final disposal stages, Toyota Industries works to lower or eliminate the use of substances of concern while striving to reduce engine exhaust emissions.

Management of Substances of Concern

The management of products containing substances of concern has become increasingly critical in line with implementation of Europe's REACH*1 regulation enacted in June 2007. Accordingly, Toyota Industries has totally rebuilt its Chemical Substances Management System and strengthened the functions and handling capabilities to comply with REACH legislation. We are now firmly positioned to quickly provide customers with in-depth information, while swiftly responding to public inquiries by providing information on products containing substances of very high concern (SVHC) as stipulated by REACH. In designing our Chemical Substances Management System, we established a flexible system framework to respond to additional environmental regulations in the future. Together with strengthening such internal structures, we are also enhancing our individual consulting to business partners so that they can quickly provide information on chemical substances contained in their products.

In compliance with the European Union's (EU) directive on end-of-life vehicles (ELV), which targets automobiles and automotive parts, Toyota Industries has completed its replacement of four substances prohibited by the directive, specifically lead, mercury, cadmium and hexavalent chromium with alternative substances. We are working on a changeover for currently exempt applications under the EU's ELV directive. Additionally, Toyota Industries aims to eliminate use of these four substances in its lift trucks and other non-automotive products not covered by the directive.

*1: REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) is a system for the comprehensive registration, evaluation, authorization and restriction of substances of concern within the EU, and targets parties involved in the manufacture and import of substances of concern.

Environmental Measures for GENEO-PRO

The GENEO-PRO lift truck underwent a minor change in 2007. The product now features an electronically controlled internal combustion engine and a three-way catalytic muffler as standard equipment. These features enable clean exhaust emissions, lower fuel consumption and a reduction in substances of concern while achieving high power output (in compliance with Japan's 2007 special motor vehicle exhaust emission regulations).

Exhaust Emissions Reduction

By adding a three-way catalytic muffler and electronically controlled internal combustion engine as standard features, we have achieved a balance between realizing a lift truck with increased power and clean exhaust emissions (CO_2 emissions reduced by approximately 94%, NOx emissions by approximately 97% and HC emissions by approximately 96%).

Improved Fuel Efficiency

The use of an electronically controlled fuel-injection system enables an approximately 7% improvement*2 in fuel efficiency of the lift truck compared with other internal combustion lift trucks.

*2: Values in Toyota Industries' prescribed testing conditions



GENEO-PRO

Outline of the Chemical Substances Management System


Information about substances of concern obtained from suppliers
Standard data sheet
Parts List System
Chemical Substances Management System
Management of substances of concern
Customers
Report environmental information for delivered products. Assist customers with green procurement and the development of environmentally friendly products.
Provision of product information
Tools for environmentally friendly design
Regulatory Compliance
Substances of concern contained in all products are ascertained to ensure reliable compliance with product environmental standards such as the EU's ELV directive.
Green Procurement
Supplier management and substance control based on the data received from suppliers regarding substances of concern.
LCA
The environmental impact of a product is calculated and assessed throughout the production of raw materials, parts manufacture, product usage and recycling stages. This contributes to reducing environmental impacts across the entire product lifecycle.
Recycling
Recyclability rates are compiled for each product to assist in improving recycling rates.

Prevention of Global Warming Factors in Production

Approach to Curbing Global Warming

The year 2008 marked the start of the first commitment period (2008 – 2012) of the Kyoto Protocol—an international framework for curbing global warming—amid the emergence of various problems worldwide attributed to global warming. Toyota Industries has designated the prevention of global warming as one of its most crucial management issues and thus focuses on "realizing energy reductions and conservation via innovations in production technology" and "promoting measures to curb global warming." For fiscal 2008, Toyota Industries set the target of improving its eco-efficiency by 30% on a non-consolidated basis compared with fiscal 1991 levels. To attain this target, we utilized the Toyota Production System as part of exhaustive efforts to reduce energy consumption.

On a Group-wide basis, Toyota Industries established the target of a 19% improvement in eco-efficiency from fiscal 2004 levels, and respective Group companies adopted proactive approaches to achieve this goal. As one example, U.S-based Toyota Industrial Equipment Mfg., Inc., which manufactures materials handling equipment, reduced its natural gas consumption by enhancing the efficiency of its powder coating drying furnace. In addition, Toyota Industries is implementing energy efficiency diagnoses and looking at various ways to reduce energy consumption for Group companies.

Thanks to these efforts, Toyota Industries improved eco-efficiency by 36% from fiscal 1991 levels on a non-consolidated basis and 25% compared with fiscal 2004 levels for the Group as a whole.

Total CO_2 emissions have been increasing along with an expansion in business. With a view toward the first commitment period of the Kyoto Protocol, we have established the CO_2 Emission Reduction Conference to make concerted efforts to promote activities throughout our businesses to curb global warming. The conference will act to promote rapid decision-making and facilitate across-the-board activities.

Energy-Derived CO_2 Emissions


Non-consolidated
Subsidiaries in Japan
Overseas subsidiaries
Eco-efficiency (non-consolidated)
Eco-efficiency (consolidated)
Target (non-consolidated)
Target (consolidated)
Total emissions (kt)
Fourth Environmental Action Plan (Eco-efficiency)
Non-consolidated: 30% improvement over FY1991 levels
Consolidated: 10% improvement over FY2004 levels
Eco-efficiency
Good
1.00
1.01
1.02
1.22
1.34
1.36
1.30
1.25
1.00
1.01
1.06
1.23
1.19
1.4
1.2
1.0
800
600
400
200
0
Good
273
589
634
680
700
745
(FY) 91
04
05
06
07
08

Reducing CO_2 Emissions from Transportation

With transportation operations accounting for approximately 20% of our energy-derived CO_2 emissions, we have long collaborated with cargo carriers to reduce CO_2 emissions.

In fiscal 2008, we targeted the achievement of a 1% improvement in eco-efficiency from fiscal 2007 on a non-consolidated basis. However, we significantly surpassed this target and attained a 7% improvement via such measures as reorganizing truck transportation routes to reduce transportation distances and the number of delivery trips. We also improved load capacity efficiencies and expanded our modal shift (switching to different modes of transportation).

Topics

Introduction of Solar Panels (TDDK)

TD Deutsche Klimakompressor GmbH (TDDK), a company that manufactures car air-conditioning compressors in Germany, undertook initiatives to reduce increased CO_2 emissions in line with an expansion in business. Solar panels were installed over the roof area (approximately 20,000 m^2) of its production plant in December 2007. These solar panels, the largest-scale installation in Europe, will generate close to 700 MWh of power annually. This is expected to reduce CO_2 emissions by around 500 tons, equivalent to approximately 3.6% of TDDK's annual CO_2 emissions.



Promoting a Modal Shift (Aichi Corporation)

Aichi Corporation, which develops and manufactures aerial work platforms, is shifting transportation modes to reduce CO_2 emissions in its logistics operations. Specifically, Aichi is shifting to marine transport using large ships as a substitute for transportation previously handled by trailer trucks for long-distance shipping, mainly to such destinations in Japan as Kyushu, Shikoku and Hokkaido. This modal shift has enabled Aichi to achieve an approximately 28% reduction in annual CO_2 emissions in its logistics operations. Furthermore, marine transportation is capable of handling large volumes of freight, thus proving to be a highly effective means of transportation for reducing CO_2 emissions. With this in mind, Aichi will also expand the use of marine transportation for medium-distance shipping.


Hokkaido
Aichi Corporation
Shikoku

Eco-Factory Activities

Toyota Industries undertakes its eco-factory activities in view of realizing the ideal mode of production with consideration to the environment. In relation, in fiscal 2007 Toyota Industries introduced the Prior Assessment System for verifying the appropriateness of health, safety and environmental measures for buildings and facilities at the planning stage as well as after installation or completion. Establishing this system will enable more efficient and effective implementation of environmental measures.

Flow of Prior Assessment System

Planning	Factor in safety and environmental measures in the plan for new buildings and facilities
▼	
Prior Assessment	Assessment of health, safety and environmental measures
▼	
Construction and Installation	Inspections for health, safety and environmental measures
▼	
After Opening	Confirmation of effects

Overview of Standards for Prior Assessment System

Category	Principal Categories for Verification
Health and safety	Meeting standards for use of specified chemical substances, dust, summer temperatures, etc.
Legal compliance	Compliance with the Air Pollution Control Law, Water Pollution Prevention Law, Noise Regulation Law, Vibration Regulation Law, etc.
Prevention of environmental accidents	Implementation of measures to prevent underground seepage
Improvement of eco-performance	Reduction of CO_2 emissions, reduction of externally discharged waste, reduction of water usage, curbing of VOC emissions, etc.

Topics

Environmentally Friendly TMHG Technical Center



①
②
②
③

In December 2007, the TMHG Technical Center was constructed at our Takahama Plant, which develops and manufactures materials handling equipment, under the framework of our Prior Assessment System. In keeping with the concepts of "curbing increases in office energy consumption" and "thoroughly managing newly installed equipment and visualizing energy-saving effects," environmental considerations encompass all aspects of the new building. A central focus was placed on global warming prevention measures such as making use of solar power and rooftop greenery.

❶ Light Duct and Light Control System





Light duct system
Lets sunlight inside the building as a substitute for regular office lights
Light control system
Controls the degree of lighting to an appropriate level

Effect in reducing CO_2 emissions:
40 t-CO_2 annually

❷ Rooftop Greenery



Effective in reducing solar heat gain and electrical heat for better cooling efficiency

Effect in reducing CO_2 emissions:
3.4 t-CO_2 annually

❸ Solar Power Generating System



Effect in reducing CO_2 emissions:
38.3 t-CO_2 annually

Resource Utilization in Production

Approach to Waste Reduction

To promote the effective utilization of finite resources, Toyota Industries aims to improve resource efficiency and reduce waste generation at the source through such measures as increasing yields at every manufacturing process, while also promoting in-house reuse and recycling. In fiscal 2008, we implemented a host of improvement measures such as reducing the use of steel materials in the Textile Machinery Business. As a result, we attained our target for eco-efficiency, with a 12% improvement compared with fiscal 2004 levels.

We also promoted segmentation and optimization of separated waste to achieve zero landfill waste at subsidiaries in Japan. As a result, in fiscal 2008 we disposed of 46 tons of waste at landfill sites, a more than 99% reduction compared with fiscal 1999 levels.

We will continue to thoroughly implement improvement activities directed toward achieving a balance between business efficiency and resource efficiency.

Waste Generated


Waste moved offsite
Eco-efficiency
Target
Fourth Environmental Action Plan (Eco-efficiency)
Non-consolidated: 5% improvement over FY2004 levels
Eco-efficiency
Good
Waste amount (kt)
1.00
0.93
0.98
1.02
1.12
1.00
1.2
1.0
0.8
120
80
40
0
Good
81
96
110
112
109
(FY)
04
05
06
07
08

Approach to Water Consumption

Giving strong consideration to the risks of ground sinkage, Toyota Industries places particular emphasis on efforts to curtail the use of groundwater. In fiscal 2008, Toyota Industries achieved its target by realizing a 44% reduction in the use of groundwater compared with fiscal 2004 levels by taking such steps as changing its feed water control method and switching to greater use of industrial water. Conversely, despite undertaking water-saving activities at each plant, including recycling of wastewater and recovery and reuse of steam drainage, the total volume of water used in fiscal 2008 rose 1% from the previous fiscal year due to increased production and full-scale operation of the Anjo Plant. We will strive to reduce total water consumption through such initiatives as implementing water-saving measures in all manufacturing processes and making thorough efforts to recycle wastewater.

Total Water Consumption


Groundwater
Industrial water
Public water supply
Target (Groundwater use)
Fourth Environmental Action Plan (Groundwater use)
Non-consolidated: Less than 50% of FY2004 levels (less than 633km³)
Water consumption (km³)
3,028
3,162
3,166
3,186
3,197
2,000
1,267
1,333
1,189
1,029
924
714
0
Good
(FY)
04
05
06
07
08

Topics

Improved Packaging Method for Pistons

In the Car Air-Conditioning Compressor Business, piston parts produced at the Higashiura Plant were previously packed into small cardboard boxes and shipped to our overseas subsidiaries. To decrease the amount of cardboard used, we began using egg-pack plastic packaging materials as a substitute for dividers and shock-absorbing materials, which enabled us to eliminate the use of cardboard boxes and increase load capacity. Unlike cardboard packaging materials, egg packs can be reused repeatedly, thereby reducing the volume of waste cardboard by 70% annually.

Packaging of Piston Parts



Before improvement



After improvement

Reducing Groundwater Use

The Kariya Plant, which develops and manufactures textile machinery and car air-conditioning compressors, uses groundwater when faced with a shortage of industrial water. When the amount of industrial water supplied per hour to the Kariya Plant exceeded the contracted amount, the control device on the plant's water-drawing pump would recognize this situation as a shortage of water, regardless of the actual water level in the plant's raw water tank, pumping unneeded groundwater to the plant. To correct this situation, we adopted a new control method whereby the plant's water-drawing pump operates according to actual water levels. As a result, the Kariya Plant now pumps only the necessary amount of groundwater, reducing the total groundwater use by 25,000 m³, or approximately 43%, annually.

Rainwater Capture System

Completed in December 2007, the Takahama Plant's TMHG Technical Center (see page 43) is installed with a rainwater capture system to make more effective use of water resources. Rainwater collected on the roof of the building is stored for such uses as watering rooftop greenery as well as lavatory flushing.

Reduction of Environmental Risks in Production

Risk Assessment Program

Toyota Industries recognizes that its wide-ranging business activities entail crucial responsibility for protecting the environment of local communities and preventing any adverse impacts from environmental accidents. Accordingly, Toyota Industries' action policies for the reduction of environmental risks in production place emphasis on the "minimization of environmental risk factors" and "further reductions in the emissions of substances of concern." In carrying out its activities, Toyota Industries utilizes its own quantified environmental impact index* to calculate environmental impacts.

For fiscal 2008, a 20% reduction in the environmental impact index was targeted on a non-consolidated basis and a 23% reduction on a consolidated basis (manufacturing companies in Japan) compared with fiscal 2004 levels. To attain these targets, we implemented such measures as changing our piston coating method (Car Air-Conditioning Compressor Business) and raising a thinner recovery ratio (Vehicle Business). Despite progress, we fell slightly short of our targets, attaining a 17% reduction on a non-consolidated basis and a 21% reduction for consolidated operations. This was due mainly to the effects of a production increase in the Materials Handling Equipment Business and giving priority to the implementation of measures to curb global warming in lieu of large-scale energy consumption countermeasures.

We intend to promote more balanced activities to reduce the Company's environmental impacts as well as overall impacts on global warming. Through such measures as expanded use of water-based coatings in the Materials Handling Equipment and Automobile businesses, we aim to attain fiscal 2011 targets set out in the Fourth Environmental Action Plan.

Environmental Impact Index


Non-consolidated (index)
Consolidated (index)
(index)
Non-consolidated target (index)
Consolidated target (index)
140
120
100
80
60
40
20
Good 0
Fourth Environmental Action Plan (Environmental impact)
Non-consolidated. 10% reduction from FY2004 levels
Consolidated. 5% reduction from FY2004 levels
100
97.0
83.6
68.2
76.8
78.8
(FY)
04
05
06
07
08

* Toyota Industries properly manages different substances of concern with environmental and water pollutant properties, among others. To clarify priority, in fiscal 2007 we introduced a quantified environmental impact index for the integrated management of environmental impacts.

<Substance covered by calculations for environmental impact index>
HFC PRTR emission volumes (VOC-derived)
Water contaminants (BOD, COD, nitrogen, phosphorous)

Soil and Groundwater Pollution Countermeasures (Status Report)

Toyota Industries carries out surveys and purification of soil and groundwater contaminated from its past use of trichloroethylene as a cleaning agent. We report the survey results to local government authorities and provide information at local community meetings. As measures to prevent pollution from substances covered by the Soil Contamination Countermeasures Law as well as from grease and oils, we have drilled observation wells at all plants to conduct regular checks.

Trichloroethylene Readings (FY2008)

Plant	Weighted Average Concentration in Groundwater (mg/l)	Current Status
Kariya Plant	0.99	Cleanup in progress
Kyowa Plant	0.79	Cleanup in progress

Legal Compliance

In November 2007, it was learned that oil concentration levels in wastewater at the Obu Plant surpassed standard values. The primary causes of this incident was a decline in oil-dissolving and processing capabilities due to faulty coagulation at the plant's wastewater treatment facility, as well as an ambiguous framework for detecting abnormal values in wastewater. To prevent a recurrence, we switched to a different coagulant and made Company-wide improvements to our framework for facilitating communications and detecting abnormal values in wastewater. We will strengthen our approach to realizing zero abnormalities and claims by taking such steps as carrying out reciprocal patrols among our plants.

In fiscal 2008, both in Japan and overseas, no infringements of environmental legal standards were committed and Toyota Industries was not subject to any fines or penalties. Also, no environment-related legal action was taken against Toyota Industries.

Topics

VOC* Reduction by Overseas Subsidiaries

To prevent atmospheric pollution from VOC emissions during the coating process, overseas subsidiaries involved in lift truck production are proactively undertaking emission-reduction activities by changing their coating methods and improving coating efficiency. In fiscal 2008, France-based Toyota Industrial Equipment S.A. switched to a coating containing less solvents, which reduced annual VOC emissions by approximately 25%. In North America, The Raymond Corporation Greene and Lift-Rite Inc. decided to expand the use of a VOC-free powdered coating.


Toyota Tonero

* VOC: Volatile Organic Compounds

Powder Coating Process

Heat is applied to a powder coating that uses no VOCs, then it forms into the finished paint film


Coating
Baked on to the surface
Cooling
Heating
Degassing
smoothing
drying reaction
During coating
(powder condition)
Heating
(when partially melted)
During film formation
(paint film in finished condition)

Environmental Communication

Promoting Internal and External Environmental Communication

The Toyota Industries Group promotes environmental activities closely linked with society. Working to foster a deeper understanding of our environmentally friendly products, we strive to disclose a broad array of information to the general public through such means as our annual environmental reports, Website and exhibits. At the same time, we are undertaking concerted efforts to interact with local communities, holding community roundtables and providing environmental education programs for local elementary school students.

Within the Company, we utilize the Environment Section of our Intranet to communicate and share pertinent information, while our monthly in-house magazine publishes articles on environmental issues to foster a greater environmental awareness among our employees and their families.

In fiscal 2008, we held an Environmental Liaison Conference, which brings together personnel responsible for environmental programs at each Group company in Japan. To further deepen environmental communications both within the Group and externally, we will continue to focus on sharing important environmental information.



Environment information available via Website (http://www.toyota-industries.com/csr/)

Participating in Eco-Products Exhibition

In December 2007, we exhibited our products at Eco-Products 2007 held at Tokyo Big Sight. The exhibition is held every year to promote interaction and communicate companies' environmental initiatives. In keeping with this year's theme, "Diet! CO_2," we introduced our environmental technologies by showcasing Toyota Industries' hybrid lift trucks and various hybrid vehicle components. A broad range of people, from elementary and junior high school students to various companies and the general public, visited our booth.



Eco-Products Exhibition

Recycled Compost Distributed to Local Communities

Toyota Industries recycles branches pruned from trees at its plants as compost. The compost is not only used to grow trees at our plants but also distributed free-of-charge to employees, local residents and local facilities for flowerbeds and vegetable gardens.



Flowers in Hanakatsumi Garden in Agui Town to which Toyota Industries provides compost

BT Products Provides Environmental Education to Local Elementary Schools

In May 2007, Sweden-based BT Products AB (BTP) provided local elementary school children with an educational program covering such topics as global environmental problems and environment-related activities of BTP and the Toyota Industries Group. A collection of presentation materials used in the children's program was displayed in BTP's cafeteria to further enlighten employees on environmental issues.




Children's environmental presentation

Environmental Awards

Toyota Industries' environmental activities have earned wide acclaim, and in fiscal 2008 we received environmental awards in three fields, as shown below.

Environmental Award Earned in Fiscal 2008

Recipient	Name of Award	Activities Acclaimed
Toyota Industries	Eco-Efficiency Award 2007 from Japan Forum on Eco-Efficiency	Effective use of eco-efficiency via proprietary Environmentally Friendly Product Certification System (See page 39 for details.)
Kariya Plant	Outstanding Energy Management Facility Awards from Chubu Bureau of Economy, Trade and Industry	Contribution to the rationalization of energy use through continuous implementation of energy management initiatives
Higashichita Plant	Environmental Project Award of the Japan Environmental Management Awards	Reduction in the volume of external CO_2 emissions by reducing pig iron consumption and effective use of scrap metals

Participating in Environmental Partnership Organizing Club

Environmental Partnership Organizing Club (EPOC) encourages cooperation in environmental activities carried out by companies in the Chubu Region and promotes exchanges with citizens and schools. As a corporate member of EPOC, Toyota Industries participates in the School Exchange Subcommittee for promoting environmental education at schools.

Environmental Accounting

Toyota Industries regards environmental accounting, which evaluates the effectiveness of its environmental activities from the perspective of cost, as a critical tool not only for corporate management but also for the disclosure of quantitative information about the environment. As such, we are continually striving to further enhance our environmental accounting systems. Environmental accounting data is collected in compliance with the Ministry of the Environment's *Environmental Accounting Guidelines 2005 Edition.*

Scope of data collection: Toyota Industries, TIBC Corporation
Data collection period: April 1, 2007 – March 31, 2008

Fiscal 2008 Results

Environmental Conservation Costs Table 1

The total cost of environmental conservation programs in fiscal 2008 was ¥9.69 billion, consisting of ¥2.29 billion in investment and ¥7.4 billion in expenses. Global environmental conservation costs primarily included introduction of a solar power generating system and light duct and light control system at the TMHG Technical Center at the Takahama Plant.

Research and development costs included development of the following products: the Rack Sorter P, a unit-type automated storage and retrieval system for pallets that realizes a reduction in electricity consumption during operation as well as the GENEO-PRO internal combustion lift truck, which is equipped with an electronically controlled engine and a three-way catalytic muffler to achieve cleaner exhaust emissions and lower fuel consumption while offering high power output.

Environmental Conservation Benefits Table 2

The benefits of environmental conservation indicate the accumulated outcomes of yearly environmental conservation measures. In fiscal 2008, waste generation increased approximately 11,000 tons. This is because since September 2006 we started counting casting debris generated at the Higashichita Plant as waste instead of valuable resources.

Economic Benefits of Environmental Conservation Initiatives Table 3

Toyota Industries calculates the actual economic benefits of environmental conservation initiatives through calculable benefits, including reductions in energy costs and wastewater treatment costs, as well as profits from the sale of valuable resources. The economic benefit achieved in fiscal 2008 was ¥7.86 billion, an increase of ¥0.84 billion from fiscal 2007. The main contributor to the total was the profits from the sale of valuable resources, which accounted for ¥7.58 billion.

Environmental Conservation Costs*1 Table 1

Category		Principal Approaches in FY2008	FY2008		FY2007	
			Investment	Expenses	Investment	Expenses
Business area costs	Pollution prevention costs -Preventing air pollution -Preventing water pollution	Expanding number of plants in which water-based coating of lift trucks is introduced Renovation and maintenance of wastewater treatment facility	1,074	753	483	866
	Global environmental conservation costs	Introduction of a solar power generating system and high-efficiency motors, countermeasures for air leakage	934	3,055	875	3,147
	Resource recycling costs	Promotion of waste recycling and converting waste into valuable resources	225	1,718	4	1,715
Upstream/downstream costs		Promoting green procurement	–	25.0	–	15.3
Management costs		Newspaper advertising promoting environmental considerations, publication of *Social and Environmental Report*	48	906	–	1,123
Research and development costs		Development of Rack Sorter P unit-type automated storage and retrieval system for pallets, etc.	–	909	92	3,592
Social contribution activity costs		Support for environmental organizations	8	14	–	10
Environmental remediation costs		Purification of soil and groundwater contamination, measures to prevent occurrence of oil and grease ground seepage	1	20	1	26
Total			2,289	7,400	1,455	10,494
			9,689		11,949	

Environmental Conservation Benefits*2

Table 2

Environmental Impact	Comparison with Previous Fiscal Year
CO_2	13kt decrease
VOC	135t increase
Generation of waste products	10,783t increase
Water	442t decrease
SO_x	0.04t decrease
NO_x	6t decrease
COD	0

Economic Benefits of Environmental Conservation Initiatives

Table 3

Item	Details	FY2008	FY2007
Revenue	Returns from sale of recycled waste products	7,577	6,237
Cost reductions*3	Energy cost reductions	278	632
	Cost reduction by resource savings (including reductions in amount of water use and amount of wastewater)	8	156
Total		7,863	7,025

*1: Depreciation expenses are not included in environmental conservation costs. Costs and investments that include objectives other than environmental aspects either have the difference aggregated or the component removed.
*2: Figures are calculated after correcting the sales volume difference as the difference between the volume of environmental impacts in the previous fiscal year and the volume of environmental impacts in the current applicable period. Effects of environmental conservation = Amount of environmental impacts in previous year x (Sales volume in applicable period/Sales volume in previous year) - Environmental impacts of applicable period
*3: Cost reduction is calculated by multiplying the volume of reduction in environmental impacts by the unit cost.

Independent Verification

Reference View

Bureau Veritas Japan has verified environmental data collection activities at the Head Office and the designated sites and has concluded the following.

Good Points

All manufacturing sites, both national and international, are now included in the scope of verification, in turn contributing to the monitoring and disclosure of environmental burden data of the whole Group more accurately.

Environmental Efficiency, added as a new report subject in 2006, is effectively used to drive improvement actions and is a guideline for evaluation of activities with a potential environmental impact.

For waste classification, the specification of waste types, confirmation of amounts and clarification over its storage are deemed to be appropriate. In addition, the handling, storage, collection and transportation of waste management involving contracted parties are effectively integrated and the location of waste management facilities at each site is commendable.

Follow-up on Issues from Verification Report on *Social & Environmental Report* for 2007

With the introduction and implementation of revised environmental performance data aggregation rules, there appears to be a reduced discrepancy between the scope of data collection at each plant and the Head Office, with closer alignment of data aggregation across sites.

The organizational structure which collects and processes environmental performance data is better defined, resulting in improved data management to better manage environmental risks.

The process for the classification of both waste and recycling materials has been further defined and clarified, enabling the identification of reusable and recyclable materials. Recycling activity has increased not only at Toyota Industries' plants but also subsidiary and affiliate sites.

Opportunities for Improvement

Head Office/domestic plants

While activities are well-managed for data collection through to reporting, there is less attention currently paid to the quantitative monitoring of parameters less related to direct purchase such as underground water usage; this could be incorporated into the data management and reporting for complete consumption figures.



The management of recycling has improved through implementation of a systemic approach. There could be room to further improve recycling activities through cooperation with sub-contracted and third parties.

Domestic manufacturing subsidiaries

Training has been implemented for people in charge of data management; however, to ensure continuous application of the processes for data management, it will be necessary to establish such an approach across the whole Group.

The English versions of the Independent Verification Report and Reference View from Bureau Veritas Japan are translated from the original Japanese versions. The Japanese versions shall be the sole official texts in case of discrepancy.

Manufacturing Subsidiaries and Affiliates in the Consolidated Performance Data

Subsidiaries in Japan	ISO14001 Certification Acquisition Date
Nishina Industrial Co., Ltd.	Jan. 2002
Tokaiseiki Co., Ltd.	Mar. 2002
Tokyu Co., Ltd.	Nov. 2001
Mino Tokyu Co., Ltd.	May 2007
Izumi Machine Mfg. Co., Ltd.	Dec. 2002
Hara Corporation	Nov. 2003
Iwama Loom Works, Ltd.	Apr. 2004
Miduho Industry Co., Ltd.	Sep. 2003
Aichi Corporation	Jul. 2004
Nagao Kogyo Co., Ltd.	Oct. 2002
Unica Co., Ltd.	Nov. 2002
Altex Co., Ltd.	Sep. 2003
SKE Inc.	Mar. 2003
TIBC Corporation	Jan. 2000

Overseas Subsidiaries	ISO14001 Certification Acquisition Date
Toyota Industrial Equipment Mfg., Inc.	Jun. 1999
Michigan Automotive Compressor, Inc.	Jun. 1999
The Raymond Corporation	Mar. 1999
Raymond Industrial Equipment Ltd.	Feb. 2001
Raymond-Muscatine Inc.	Sep. 2004
Lift-Rite Inc.	May 2007
ACTIS Manufacturing, Ltd. LLC	Mar. 2005
TD Automotive Compressor Georgia, LLC	–
BT Products AB	Nov. 1997
TD Deutsche Klimakompressor GmbH	Mar. 2002
Toyota Industrial Equipment, S.A.	Jan. 2001
CESAB Carrelli Elevatori S.p.A.	May 2006
Toyota Industry (Kunshan) Co., Ltd.	Oct. 2001
Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	–
Kirloskar Toyoda Textile Machinery Pvt. Ltd.	Jan. 2002


PICS

Corporate Social Responsibility

Placing Top Priority on Maintaining and Improving Quality

Quality is a Key Management Issue Diagram 1

Carrying on the spirit of the teachings of Toyota Industries' founder Sakichi Toyoda that "A product should never be sold unless it has been carefully manufactured and has been tested thoroughly and satisfactorily," Toyota Industries believes quality is its lifeline and a key management issue. Maintaining and improving quality is our most important responsibility to our customers and forms the basis of our corporate social responsibilities.

Toyota Industries encourages all employees to be an active part of its efforts to maintain and improve quality in all areas of its corporate activities, most notably "product quality," "marketing quality" and "total quality." "Product quality" is embodied in the durability, safety and eco-friendliness of our products, "marketing quality" in excellent sales and service and "total quality" in our overall corporate image and brand strength.

Types of Quality Sought by Toyota Industries

Diagram 1


Quality levels that customers truly expect
Total quality
Marketing quality
Manufac-turing quality
Design quality
● Eco-friendliness ●Durability ●Safety
●Workmanship
● Sales ● Service
● Brand strength ● Corporate image, etc.
Product quality
Brand identity

Establishing Daily Quality Assurance Systems

Diagram 2

Developing and providing products from the customer's viewpoint summarizes Toyota Industries' comprehensive "market-in" approach.

In all processes, predetermined procedures are carried out according to instructions in order to ensure that no defective products are sent to post-processes and thereby achieve manufacturing through self-conclusion of the process. We believe this is the basis for ensuring high-quality products.

Whenever any of Toyota Industries' business divisions develops a new product, a design review (DR) system is utilized to evaluate quality at all stages until customer satisfaction is realized. This ensures that no product progresses to the next stage unless established target levels have been achieved.

Once new products are launched and important customer information reaches the quality assurance departments of each business division, it is immediately fed back to the responsible department (such as design and manufacturing) to quickly devise countermeasures. At the same time, the DR system is reviewed to prevent the recurrence of any problems in subsequent models.

While making sure to undertake all measures to prevent defective products from proceeding to the next stage of the production process or leaving the factory, we also proactively tackle quality improvements throughout five stages, starting from cleanliness and neatness.

As part of such efforts, in 2006 we initiated a new "Thank-you-for-finding-the-defect award." This honor recognizes workers who sensed something unusual or different in their work and thereby detected a defect in the early stages, along with their superiors who took the necessary actions to help solve the problem.

Improving Quality throughout the Global Supply Chain by Reflecting Customer Opinions

In manufacturing, Toyota Industries devotes enormous efforts to the research and development of new functions, endeavoring to develop products that are ahead of the times. Using the DR system, general managers of each business division evaluate every step of the production process from product planning and design to production preparations, production, initial quality and customer satisfaction levels.

For example, in the Textile Machinery Business, when we deliver new machines to textile manufacturers in various parts of the world, we ask them to evaluate the product. These comments are in turn utilized in the development of new products and the improvement of our after-sales service.

In the Materials Handling Equipment Business, in which distributors and dealers handle sales and after-sales service, we attempt to ensure that customers can use our products in an excellent condition without any inconveniences. Distributors and dealers work together to optimize their response to customers while Toyota Industries directly interfaces with customers through customer consultation desks. Sales staff at distributors, dealers and Toyota Industries also visit customers to conduct actual usage fact-finding surveys.

Individual comments and requests received from customers in this way are promptly fed back to the relevant department, such as design, and a response is subsequently provided to the customer through dealers.

As a company that supplies products to the global market, we believe that customer confidence in our quality is synonymous with the Toyota Industries brand, a precious element of our corporate value that must be preserved. We therefore aim to continue implementing quality assurance activities that encompass our entire global supply chain, including affiliates and business partners in Japan and overseas.

Dealing with Significant Quality Issues

In cases where serious quality issues arise, such as accidents that result in personal injury or property damage due to quality, the quality assurance department of the responsible business division must, in accordance with our Rules for Dealing with Significant Quality Issues, minimize the trouble to customers by promptly devising countermeasures; at the same time, the general manager of the business division must report the issue to the president and the executive vice president in charge of quality. In addition, based on information provided to the Global Quality Control Department at the head office through the Significant Quality Issues Notification Form, the director in charge of quality will carry out quality audits as deemed necessary to prevent recurrence and ensure deployment of countermeasures in similar areas.

Distributing Quality Guidelines

Reflecting on the previous year's quality-related issues and identifying important quality improvements for the coming fiscal year, the president issues the Quality Guidelines to the entire Toyota Industries Group at the beginning of each fiscal year. At each of the business divisions, the executive vice president in charge of quality confirms the implementation of the guidelines through the Quality Functional Committee, including on-site quality inspections. In order to sufficiently raise customer satisfaction, during fiscal 2008 we went back to the basics of our customer-first activities and identified and reviewed each business division's and department's shortcomings relative to the Quality Guidelines.

Toyota Industries remains committed to undertaking any and all measures to achieve "zero inconvenience" to our customers. We will continue to promote quality assurance activities through self-conclusion of the process to ensure there is no outflow of defects from respective processes.

Quality Assurance and Quality Control Structure Diagram 2



Product Development
Production
Next product develop-ment
Head Office
Individual Divisions and Departments
President
Inspecting
Reporting
Nine Design Reviews (DR)
DR0 Commercial product planning review
DR1 Product planning review
DR2 Prototype design review
DR3 Pilot production review
DR4 Production design review
DR5 Production preparation review
DR6 Mass production review
DR7 Initial production review
DR8 Customer satisfaction review
Review DR system and improve process assurance levels
Quality enhancement steps during the manufacturing process
High
Defect prevention activities
Self-conclusion of respective processes
Raise process assurance levels
Measures to deal with problem origins, prevent outflow of defective products
Process manage-ment
· Check sheets and control charts
· Automation
· Managing change points
Streamline standards and manuals
Standardization, work procedure instruction sheets
Cleanliness Neatness
5S (2S+3S)
Prevent outflow of defective items (inspections)
Directives
Reporting
Reports on items covered by the Regulations for Dealing with Significant Quality Issues
Issues to be addressed at the mass production stage
Move on to the develop-ment of next products
Issues to be addressed regarding the system
Individual department reviews
Issues to be addressed at the new product development stage
Global Quality Control Department
Auditing
Reporting
Quality assurance departments in business divisions
Replies and responses
Customer information (requests, opinions, etc.)
Customers

Aiming for Co-Existence and Co-Prosperity with Business Partners

Procuring Parts, Materials and Equipment from around the World through Fair Trading Practices

Toyota Industries procures parts, materials and equipment in a variety of areas from business partners all over the world. We work toward the realization of co-existence and co-prosperity with our business partners from a long-term perspective. Through fair trading practices, we purchase high-quality products at lower costs while cooperating with our business partners in responding to environmental conservation and other social demands.

Procurement Policy

Fair Competition Based on an Open-Door Policy

We have an open and fair entry process that allows all potential suppliers, regardless of nationality, size and experience, the same opportunity to offer us their products or services. We select our business partners based on economic reasons such as the quality, price and volume of their products, as well as on their adherence to delivery times. In addition, we also comprehensively consider such matters as environmental awareness, company stability and technological development ability.

Amicable Relationship of Mutual Benefit Based on Mutual Trust

At Toyota Industries Corporation, we work hard to realize an amicable relation of mutual benefit with our suppliers based on mutual trust. We also believe that it is important to promote friendly communication with our suppliers by means of our procurement activities.

Environmentally Friendly Products Based on "Green Procurement"

In order to create environmentally friendly products, we aim to procure parts, materials and equipment that have low environmental impact from suppliers that always give sufficient consideration to the environment.

Localization of Business Based on Good Corporate Citizenship

As a company that undertakes local production overseas, we promote procurement from local suppliers in order to contribute to the local community.

Compliance with the Law

It is Toyota Industries' policy to strictly abide by both the letter and spirit of laws and regulations and to also carefully handle and protect our partner's confidential corporate information.

Conducting Procurement Policy Explanatory Meetings

Toyota Industries strives to communicate with business partners in various forms in its efforts to enhance mutual trust. For example, we hold procurement policy meetings for major business partners in order to explain annual procurement policies and to gain their understanding and cooperation with our efforts.

We also hold topic-based meetings for important matters related to corporate social responsibilities so that our business partners can share information on our respective needs and reinforce our relationships with them.

Offering Business Opportunities to Suppliers Worldwide

Toyota Industries offers open procurement opportunities to suppliers worldwide through its Website to achieve broad and open procurement. To ensure fairness and equity, we publicly make available our standard procurement procedures from marketing to the conclusion of contracts so that suppliers clearly understand this process. To apply, potential suppliers must register the status of their environmental certifications, such as ISO 14001, as well as other basic information that includes the scale of their business and financial results.

Compliance with Subcontracting Act

Toyota Industries stresses compliance with the Act against Delay in Payment of Subcontract Proceeds, etc., to Subcontractors (hereinafter Subcontracting Act) in its commitment to fair trading practices. As of March 2008, some 800 suppliers are covered by the Subcontracting Act among our approximately 1,300 suppliers worldwide.

In fiscal 2008, the Purchasing Department, which is responsible for ensuring compliance with the Subcontracting Act, held 43 in-house training seminars regarding this act, training a total of 2,650 employees involved in procurement in their respective business divisions. The department also publishes a monthly "News Concerning Subcontracting Act" newsletter via the Intranet in its efforts to keep employees up-to-date regarding legislative amendments and important notices.

Since fiscal 2006, Toyota Industries has been providing a hotline to handle complaints and consultations from business partners regarding the Subcontracting Act. Such efforts in turn provide a platform for maintaining mutual trust and improving our procurement activities.

Although the hotline is placed within the Purchasing Department, fairness is maintained by having impartial personnel who are not responsible for business transactions in charge of the hotline.

Supporting Business Partner Reforms

Toyota Industries supports business partners' efforts to improve their management platform in order to consistently procure better products. For Hoeikai, which is comprised of 65 business partners working with Toyota Industries, we proactively support quality and cost improvements, safety and health management as well as environmental conservation.

In fiscal 2008, a total of 904 people attended quality training programs held for our business partners on 30 occasions. In addition to providing guidance and cooperation directed toward improving manufacturing processes at business partners' production sites on 51 occasions, we also held a Safety, Health and Environment Convention. Furthermore, we encourage major business partners to enroll in the TPS dojo* to facilitate the development and strengthening of personnel well-versed in the Toyota Production System (TPS). In fiscal 2008, we accepted six people from five business partners.

* TPS dojo: A training program established in January 2000 for workers to experience for themselves a basic education in the Toyota Production System (TPS) as a means of developing "thoughts and actions" and acquiring *kaizen* (continuous improvement) skills.

Promoting Environmentally Friendly Procurement

Based on our Green Procurement Guidelines, we promote procurement of products with minimal environmental loads from business partners with an established environmental management system.

We make it a rule for parts and raw materials suppliers to acquire external certification on their environmental management systems such as ISO 14001.

In order to adhere to regulations regarding the use of substances of concern, we require the suspension and reduction of use as well as the management of usage of these substances if they are included in our products or manufacturing processes.

In March 2005, we held an Environmental Response Meeting for almost all our business partners in seeking to establish a management system for substances of concern. Follow-through efforts are being carried out with regard to setting specific targets.

Our procurement system requires our business partners to submit in advance a non-use declaration of prohibited substances as well as data on substances of concern, including a report on the substances contained in parts. Before purchasing products that will become a component of Toyota Industries' products, the information in these reports is confirmed by the quality assurance departments of each business division. For products that will be used in our manufacturing processes, confirmation is carried out by the Plant Engineering & Environment Department before purchasing.

In addition, we visit our business partners' production plants as deemed necessary in order to carry out process inspections. Furthermore, in an effort to strengthen management of substances of concern, analysis equipment was introduced in fiscal 2005 to carry out random inspections of supplied products.

Supporting Compliance at Suppliers

In response to growing demand for greater corporate social responsibility, Toyota Industries requires all business partners to fully comply with laws and regulations.

In April 2007, we held a Procurement Policy Explanatory Meeting, in which we presented a summary of related laws and regulations and requested full compliance. We also held a total of four study sessions on various laws and regulations in an effort to help raise the level of knowledge and compliance awareness among our business partners. We plan to continue these programs according to a prearranged annual schedule.

Toyota Industries' Substances of Concern Management System



Company-Wide Regulation
Products
Research & Development Center
Production
Plant Engineering & Environment Department
Technology
Each business division Engineering Department / Production Engineering Department
Specifications
Confirmation of results
Procurement
Purchasing Department at Head Office (materials and oils)
Purchasing departments at each business division (parts)
Confirmation
Products: Quality assurance departments at each business division
Production: Plant Engineering & Environment Department
Confirmation of results
Green Procurement Guidelines and specifications
Procurement
Audit
Non-use declaration of prohibited substances
Data on substances of concern
Business Partners

Topics

Holding Compliance Seminars for Major Business Partners

On October 18 and 25, 2007, Toyota Industries held compliance seminars for major business partners. We provided detailed and updated interpretations regarding the spirit of the law and compliance requirements in the areas of health and safety administration, environmental conservation, labor management, contracts, the Subcontracting Act and the management of classified materials, and requested full compliance.



Responsibility to Our Associates

Maintaining Workplaces Where Associates Can Work Actively and Safely

Ensuring Occupational Health and Safety

Initiatives for Realizing "Zero Danger"

In accordance with our fundamental policy of "creating workplaces and people capable of autonomously maintaining occupational health and safety," Toyota Industries strives to prevent industrial accidents and realize safe work environments to achieve "improvement from zero accidents to zero danger."

In fiscal 2008, activities in this area were carried out under three major policies, namely firmly establishing an occupational health and safety management system (OHSMS) to enhance workplace strengths while promoting activities to raise work ethics; pursuing equipment safety; and promoting improvements in work environments.

Besides in operational departments, we are striving to establish OHSMS activities in administrative departments as well.

An analysis of the cause of industrial accidents revealed numerous instances involving relatively inexperienced workers. To address this issue, we carried out highly focused prevention activities, which included preparing detailed work procedure manuals and undertaking work observations and interviews at worksites under the principle of on-site checking.

In pursuing equipment safety, since 2005 a lockout* is being fully introduced in an effort to thoroughly prevent industrial accidents caused by the erroneous operation of machinery by others. We have further extended the lockout to outside subcontractors carrying out work operations inside our plants, with the aim of preventing industrial accidents by all workers at our plants.

Recognizing the importance of safety countermeasures and instructions whenever we place orders for work performed by outside subcontractors, we are making preparations to introduce a qualification system for persons placing such orders, with introduction scheduled for fiscal 2009.

* Lockout: This is a system where locks will be used to ensure that the shutdown state of machinery will be maintained once the power to that machine has been cut off. This will allow workers to protect themselves against being injured by incorrect operation of the machinery by other persons.

Frequency Rate **Severity Rate**


1.50
1.00
0.50
0
1.01 1.01 1.02
0.55 0.55 0.55
0.11 0.17 0.07
(FY) 06 07 08
0.12
0.08
0.04
0
0.09 0.09 0.11
0.07 0.07 0.08
0.002 0.009 0.006
(FY) 06 07 08
Toyota Industries
Transport equipment industry in Japan
Manufacturing industry in Japan

Frequency rate
Number of occupational injuries resulting in lost workdays ÷ Total working hours x 1,000,000
(Value indicates the frequency of occurrence of occupational injuries per 1 million working hours.)
Severity rate
Workdays lost ÷ Total working hours x 1,000
(Value indicates the severity of occupational injuries per 1,000 working hours.)

Supporting the Improvement of Health and Safety Activities at Subsidiaries

In cooperation with the relevant internal departments, Toyota Industries holds study sessions for our subsidiaries in Japan focused mainly on compliance-related themes while carrying out periodic on-site inspections and providing guidance. Additionally, we issue reports on industrial accidents at subsidiaries, strengthen activities to offer specific industrial accident countermeasures as well as conduct on-site checking. By taking these measures, we are working to raise levels of occupational health and safety.

Health Management and Improvement

Toyota Industries promotes a diversity of activities to help support and maintain the health of our associates. In response to the medium-term task of promoting Company-wide health improvement programs concerning risks associated with aging and greater stress, we have implemented a variety of measures to prevent lifestyle diseases. Efforts include providing health guidance for persons with metabolic syndrome from fiscal 2008, as well as holding age-based, one-day health education courses targeting all associates aged 30, 35, 40, 45, 50, 55 and 59.

Mental health care activities include strengthening self-care/line-care education and health consultation hotlines as well as introducing a preparatory work system, which allows associates to work half days.

Principal Health Improvement and Mental Health Care Programs Implemented

Program	Details
Lifestyle disease prevention	• Introduce specific health examinations for metabolic syndrome • Implement guidance on health maintenance following specific health examinations • Provide age-based, one-day health education courses
Job monitoring	• Anticipatory management for proper job posting (restrictions on overseas travel, late-night work and overtime work)
Strengthening support systems	• Support a return to work through preparatory work system

Report on Explosion

On May 7, 2008, an explosion occurred at the Obu Plant, claiming the life of one associate. To prevent a recurrence of such an accident, we are investigating the cause of the explosion, while identifying the causes of other hazardous incidents at all workplaces and devising preventive countermeasures.

Enhancing Team Strength and Spirit

In order for each associate to be enthusiastic about their work, as well as to ensure continued development of the Company, increasing team strength (organizational power) is essential.

Team strength is comprised of technical skills, which serve as the originating source of manufacturing; management skills, which fully utilize technical skills; and teamwork, which supports the first two techniques. While further enhancing our team strength, which also serve as a strong asset of the Toyota Industries Group, we are striving to extend and hand down team strength beyond business domains, generations and geographic regions.


Technical Skills
Expertise, skills and know-how
Management Skills
TPS, QC, SQC, etc.
Skills developed by identifying problem areas and finding solutions
Management to unite a broad range of abilities
Team Strength
Leadership
To pursue improvements thoroughly until the final goal is achieved
Teamwork
Spirit of harmony
Well-rounded humanity

Associate Relations Built on Mutual Trust

Mutual trust between associates and management is one of the basic principles of Toyota Industries in the area of associate relations. In realizing this principle, we have established the Labor-Management Council along with various types of meetings and numerous forums for exchanging opinions as we work to nurture a vibrant corporate culture. Additionally, we carry out audits to ascertain that this principle has firmly taken root at overseas Group companies.

Human Resources Development

Cultivating Global Leaders

With approximately half of our associates working at Group companies outside Japan, Toyota Industries is undertaking efforts to develop human resources capable of playing globally active roles that transcend national and regional boundaries. In working to achieve this objective, we began implementing Global Management Training (GMT) for managers of overseas Group companies in 2005. Moreover, in fiscal 2008, we commenced construction of the Hazu Academy, a global learning center, in Hazu, Aichi Prefecture. The academy will function as our base for developing truly global leaders in Japan and overseas.

Improving Techniques and Skills

In January 2007, Toyota Industries established the Technical Learning Center to nurture engineers possessing expertise and execution capabilities as well as highly skilled technicians capable of handling the fundamentals of manufacturing.

At the International Skills Festival for All, Japan 2007, held in November 2007, Koji Tsuchiya won the gold medal as Japan's representative in the mechanical device control category. Thereafter, 11 Toyota Industries associates participated in the National Skills Competition in February 2008 and earned a total of seven medals, including three gold medals.


Gold medal winner Koji Tsuchiya

Number of medals won at National Skills Competition


(Medals)
3
3
3
Gold
Silver
Bronze
(FY) 06 07 08

Ensuring Equal Opportunities and Respecting Diversity

Toyota Industries is working to establish fair and impartial workplaces where a diverse range of human resources can fully exercise their capabilities. To realize such workplaces, we are implementing a host of measures. This includes support that allows associates to achieve a balance between work and child care or nursing care; employment and skills development support for the persons with disabilities support for re-employment after mandatory retirement; and opportunities that enable temporary associates to become regular associates.

Supporting a Balance between Work and Child Care/ Nursing Care

Toyota Industries provides support for helping associates achieve a balance between work and child care or nursing care. As a prime example, in October 2007 Toyota Industries and four companies in the Toyota Group jointly opened a day-care center for associates. Situated in Kariya, Aichi Prefecture, the new center is open to pre-elementary school children. We have also publicized to all associates the opinions of male associates who have taken child care leave. In March 2008, we published a handbook to promote a deeper understanding and use of various internal systems.

Support for the Employment and Skills Development of Persons with Disabilities

Toyota Industries established an internal promotion team to facilitate the employment of persons with disabilities. In fiscal 2008, the employment rate of persons with disabilities was 1.93% (168 people, non-consolidated basis). We are also actively promoting the support of in-house skills development for persons with disabilities. In February 2008, actual examples of these efforts were introduced at the "60th Anniversary of the Universal Declaration of Human Rights/22nd National Human Rights Enlightenment Workshop."

Responsibility to Our Local Communities

Co-Existing in Harmony with Local Communities

Toyota Industries carries out a broad range of social contribution activities based on its Guiding Principles for Corporate Citizenship, with particular emphasis on social welfare, youth development and nature and environmental conservation. At the same time, we place high value on fostering good relations with local communities, making efforts to promote close communications via regular meetings with residents. Further, as a responsible corporate citizen, we also vigorously participate in various activities, including cleanup, traffic safety and crime-prevention activities.

Guiding Principles for Corporate Citizenship

Basic Philosophy

Toyota Industries is respectful of the people, culture and traditions of each region and country in which it operates. We also work to promote economic growth and social development in these regions and countries.

Basic Perspective

While striving to achieve sustainable growth as a company, we strive to fulfill our role as a good corporate citizen and actively undertake social contribution activities in every community where Toyota Industries does business in our efforts to help realize a prosperous and healthy society.

To accomplish this, Toyota Industries actively promotes cooperative support activities with the objective of contributing to local communities through the provision of human resources, facilities and funds. Each of our employees also endeavors to be of service to the community through such means as volunteer activities.

Social Contribution Promotion Structure

We established the Corporate Citizenship Office as a dedicated organization within the General Administration Department at the Head Office. Through this office, we promote initiatives for implementing voluntary programs, facilitating communications with local communities and enhancing internal education and enlightenment programs. We have also organized the Social Contribution Subcommittee under the Corporate Code of Conduct Committee, which is directly controlled by the president. This subcommittee deliberates together with relevant departments on the format and specific details of social contribution plans. In 1997, we established the Heartful Club as an internal volunteer organization to encourage each employee to proactively participate in social contribution activities. The Heartful Club is composed of volunteers that include current and former employees of Toyota Industries and its subsidiaries as well as their families, and engages in a range of activities aimed at raising awareness of volunteerism and contributing to social prosperity.


Society
Local communities/NPOs/NGOs/ social welfare organizations
Corporate social contribution activities
Direct
•Voluntary programs
•Lending of facilities and equipment
•Dispatching employees
•Donations
Indirect
•Establishing and supporting environments for volunteer activities
•Disseminating information on volunteering
•Implementing employee education
Social contribution activities by each employee
Corporate Citizenship Office, General Administration Department
Corporate Code of Conduct Committee/Social Contribution Subcommittee

Breakdown of Social Contribution Activities in FY2008


Community activities/ social welfare/others 15%
International exchange/cooperation 3%
Arts and culture 6%
Health and medical science 8%
Science and research 25%
Education/ social education 43%
852 million yen

Volunteer Support Center

We established the Volunteer Support Center in recognizing the importance of each employee's compassion to contribute to society. The center serves as a base to facilitate participation in social contribution activities by as many employees as possible. Another purpose is to work together with local communities for the betterment of society while nurturing relationships with respective communities. Through a variety of initiatives mainly undertaken via the center, we are cultivating a flexible and creative corporate culture. Concurrently, we aim to take a proactive approach toward working with members of local communities in solving a host of social issues as we strive to create a better future.



Examples of Social Contribution Activities

Social Welfare Activities

Shokki Festa Welfare Corner



Every May, we hold the *Shokki Festa*, a festival that serves as a forum for promoting interaction between members of local communities and Toyota Industries employees and their families. The festival includes a social welfare corner where booths are set up by vocational aid centers to sell their own products. Besides providing people with disabilities with the opportunity to sell their products, the festival also allows vocational aid centers to widely publicize their activities. In fiscal 2008, a total of 13 vocational aid centers set up booths and generated sales exceeding ¥270,000.

Clam Digging Excursions



Every May, we invite people with disabilities living in communities near our plants to participate in clam digging excursions. As part of a program to gain social experience, students from the Technical Training School set up tents, assist participants with disabilities and engage in beach cleanup activities. This is a truly meaningful event, providing people with disabilities with an opportunity to interact with nature and other members of society while enabling students to acquire volunteer experience.

Youth Development

Support for Youth Invention Clubs



With the aim of developing youth full of creativity, we provide various forms of support for Youth Invention Clubs in Nagoya, Kariya, Obu, Takahama and Anjo. For example, we assist the Obu Youth Invention Club with administrative expenses. We also dispatch instructors and volunteers and lend buses for a number of events, including classes on weaving machinery during summer vacations and handmade kite-flying competitions.

Kariya Rugby School



Twice a month, Toyota Industries holds the Kariya Rugby School for elementary and junior high school students at our athletic grounds. Approximately 70 students currently participate, with instruction provided mainly by former members of Toyota Industries' rugby club. Serving as "big brothers," the former rugby club members teach young students not only about the joy of sports but also about the importance of rules and communication. The Kariya Rugby School also enjoys appreciation from participating students' families.

Nature Protection and Environmental Conservation

Present from the Forest Program

In cooperation with Friends of the Earth Japan, an international environmental NGO, we create wooden "friendly pallets" through the use of lumber harvested from forest thinning in Japan. By actively encouraging the participation of pallet manufacturers and users, we took part in the maintenance of 10.7 hectares of forest, which significantly exceeded our targets, and created 30,000 "friendly pallets" in fiscal 2008. We will continue such support with a view toward promoting environmental conservation through the maintenance of forests and revitalizing Japan's forest industry through increased demand for thinned wood.



Volume of Production of "Friendly Pallets"



Thousand
30
20
10
0
Production
Plan
Jun.
Sep.
Dec.
Mar.

Beautification of Local Communities



Every September, Toyota Industries carries out Company-wide beautification activities. In fiscal 2008, more than 4,000 employees, including those from 19 subsidiaries, participated. Also, our Managers' Councils, which consist of employees grouped by job position, along with Toyota Industries Council of Retired Employees, take part in annual cleanup activities on a regular basis. Additionally, we participate in the Adopt-an-Area Program beautification activities carried out in cooperation with local government.

Community Activities

Traffic Safety Activities



As an automotive-related manufacturer, Toyota Industries is working to achieve the goal of zero traffic accidents as a positive example to society. To this end, we provide employees with various education and enlightenment programs and support community-based traffic safety activities. Our employees station themselves near plants to carry out patrol activities at times such as during national traffic safety campaigns and on Zero Traffic Accident Day together with local governments and other Toyota Group companies. In fiscal 2008, the Company's 13,000 employees participated in these activities. In cooperation with local governments and police authorities, we are carrying out enlightenment activities aimed at preventing traffic accidents.

Crime-Prevention Patrols

Each month on dates that contain the numeral five, our employees volunteer for crime-prevention patrols. At year-end, we also take part in crime-prevention patrols in local communities in cooperation with police authorities.

Foundation

1924
Toyoda automatic loom, Type G invented by Sakichi Toyoda.



1926
Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation) established to manufacture and market automatic looms invented by Sakichi Toyoda.



1929
Spinning frame production starts.

Automatic loom patent sold to Platt Brothers & Co., Ltd. of the U.K.

1933
Automobile Department set up.

1934
A-type automobile engine completed.

1935
Prototype of Model A1 passenger car completed.



Company unveils Model G1 truck at a new car-release exhibition in Shibaura, Tokyo.

1937
Automobile Department seperates and becomes Toyota Motor Co., Ltd. (now Toyota Motor Corporation).

1940
Steel Production Department separates and becomes Toyoda Steel Works, Ltd. (now Aichi Steel Corporation).

1944
Obu Plant starts operations, producing castings.

1949
Company stock listed on Tokyo, Osaka and Nagoya stock exchanges.

1953
Automobile engine (S-type gasoline engine) production starts.

Kyowa Plant starts operations, producing engines and assembling automobiles.

1955
Vehicle Division set up.

1956
Lift truck production starts.

1959
P-type gasoline engine production starts.

1960
Shovel loader production starts.

Car air-conditioning compressor (CC3A type, CC3B type) production starts.

1963
Dump truck production starts.

Friction welding machine production starts.

1964
J-type diesel engine production starts.

1967
Nagakusa Plant starts operations, producing small commercial vehicles.

Publica (van) and Mini Ace (automobile) production starts.

Electric counterbalanced lift truck production starts.

1968
Open-end spinning frame production starts.

1970s –

1970
Takahama Plant starts operations, producing industrial vehicles.

1971
Divisional organization system introduced (Head Office, Textile Machinery, Industrial Vehicle, Vehicle and Obu Plant).

Corolla (van) production starts.

1973
6P compressor production starts.

1977
Compressor Division separates from Textile Machinery Division.

Swash-plate compressor technology licensed to Chrysler and Ford.

1978
Starlet (automobile) production starts.

Aerial work platform production starts.

1980
JA air-jet loom production starts.

1981
10P compressor production starts.

1982
Hekinan Plant starts operations, producing automobile diesel engines.

Production starts on C-type diesel engines for small passenger cars.

1985
Engine Division separates from Vehicle Division.

10PA compressor production starts.

1986
Company awarded the Deming Application Prize for quality control implementation.



X300 internal combustion counterbalanced lift truck production starts.

1987
Sprinter Cielo (exported as the Corolla Lift Back) production starts.

Electronics Sub-Division set up.

1988
RX100 ring spinning frame production starts.

Toyota Industrial Equipment Mfg., Inc. established in Columbus, Indiana, in the U.S., as a joint venture with Toyota Motor Corporation.

1989
Michigan Automotive Compressor, Inc. established in Jackson, Michigan, in the U.S., as a joint venture with Nippondenso Co., Ltd. (now DENSO Corporation).

1990
Sprinter Carib (automobile; exported as the Corolla Wagon) production starts.

Company receives 1990 PM Excellent Plant Award.



1992
Materials Handling System Division set up.

JAT600 air-jet loom production starts.

Production starts on automated storage and retrieval systems.

1993
RX200 ring spinning frame production starts.

1994
X500 internal combustion counterbalanced lift truck production starts.

Toyota Industry (Kunshan) Co., Ltd. established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd.

R500 electric reach truck production starts.

1995
Toyota Industrial Equipment, S.A. established in France as a joint venture with Toyota Motor Corporation and Manitou B.F.

2000s –

7SB compressor production starts.

B500 electric counterbalanced lift truck production starts.

Kirloskar Toyoda Textile Machinery Pvt. Ltd. established in India as a joint venture with the Kirloskar Group.

1996

JAT610 air-jet loom production starts.

RX240 ring spinning frame production starts.

Compressor production reaches 100 million units.

1997

6SE compressor production starts.

10S compressor production starts.

1998

GENEO (7FG/D outside Japan) internal combustion counterbalanced lift trucks introduced.

TD Deutsche Klimakompressor GmbH established in Germany as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

TIBC Corporation established as a joint venture with Ibiden Co., Ltd. to produce semiconductor package substrates.

1999

Vitz (Yaris outside Japan) production starts.

Company takes over water-jet loom business from Nissan Texsys Co., Ltd.

1CD diesel engine production starts.

GENEO-B (7FB outside Japan) electric counterbalanced lift trucks introduced.

2000

BT Industries AB of Sweden (now Toyota Industries Sweden AB), a world-leading manufacturer of warehouse trucks, becomes a Toyota Industries subsidiary.

2UZ gasoline engine production starts.

Higashichita Plant starts operations, producing foundry parts.

2001

GENEO-R (7FBR outside Japan) electric reach truck production starts.

Company takes over the Industrial Equipment Sales Division of Toyota Motor Corporation.

TOYOTA Material Handling Company established as an in-house company.

RAV4 production starts.

Company name changed to Toyota Industries Corporation.

2002

Advanced Logistics Solutions Co., Ltd. established to plan overall logistics operations and operate distribution centers.

Higashiura Plant starts operations, producing parts for car air-conditioning compressors.

Toyota Motor Industries Poland Sp.zo.o. established in Poland as a joint venture with Toyota Motor Corporation to produce diesel engines.

2003

JAT710 air-jet loom production starts.



GENEO-E (7FBE outside Japan) three-wheel electric counterbalanced lift truck production starts.

Aichi Corporation, a manufacturer of special-purpose vehicles, becomes one of Toyota Industries' subsidiaries.

2004

Toyota Industry Automotive Parts (Kunshan) Co., Ltd. established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd. to produce foundry parts.

TD Automotive Compressor Georgia, LLC established in the U.S. as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

2005

Asahi Security Co., Ltd., which engages in collection and delivery of cash, management of sales proceeds and electronic security service, becomes a subsidiary of Toyota Industries.

Vitz (Yaris outside Japan) production starts after a full model change.



TD Automotive Compressor Kunshan, Co., Ltd. established in China as a joint venture with DENSO Corporation and other entities to produce car air-conditioning compressors.

AD diesel engine production starts.



KD diesel engine production starts.



New RAV4 production starts after a full model change.



2006

New GENEO (8FG/D outside Japan) internal combustion counterbalanced lift truck production starts after a full model change.



VD diesel engine production starts.



2007

Wanbishi Archives Co., Ltd. becomes a subsidiary of Toyota Industries.

Mark X ZiO production starts.



Corporate Data (As of March 31, 2008)

Major Plants (Parent Company)

	Main Products	Start of Operations
Kariya Plant	Textile machinery, car air-conditioning compressors	1927
Obu Plant	Parts for car air-conditioning compressors	1944
Kyowa Plant	Electronic equipment, automotive press dies, production facilities, engine parts	1953
Nagakusa Plant	Automobiles	1967
Takahama Plant	Lift trucks, materials handling systems	1970
Hekinan Plant	Engines for automobiles and industrial equipment	1982
Higashichita Plant	Engines for automobiles, foundry parts, engine parts	2001
Higashiura Plant	Parts for car air-conditioning compressors	2002

Major Consolidated Subsidiaries

	Company Name	Location of Head Office	Ownership Ratio (%)*
Japan			
	Aichi Corporation	Saitama	51.0%
	Wanbishi Archives Co., Ltd.	Tokyo	100.0%
	TIBC Corporation	Aichi	60.0%
	HANDA Casting Company	Aichi	100.0%
	Mail & e Business Logistics Service Co., Ltd.	Mie	50.5%
	Asahi Security Co., Ltd.	Tokyo	100.0%
	TOYOTA L&F Tokyo Co., Ltd.	Tokyo	100.0%
	Altex Co., Ltd.	Shizuoka	75.0%
	Sun River Co., Ltd.	Osaka	100.0%
	IZUMI MACHINE MFG. CO., LTD.	Aichi	100.0%
	TOYOTA L&F Keiji Co., Ltd.	Kyoto	75.0%
	Tokyu Co., Ltd.	Aichi	100.0 %
	Advanced Logistics Solutions Co., Ltd.	Aichi	100.0 %
	Toyoda High System, Incorporated	Aichi	100.0 %
	Nishina Industrial Co., Ltd.	Nagano	97.5 %
	KTL Co., Ltd.	Tokyo	50.5%
	TF Logistics Co., Ltd.	Tokyo	51.0%
	Tokaiseiki Co., Ltd.	Shizuoka	100.0%
	Taikoh Transportation Co., Ltd.	Aichi	50.7%
	SKE Inc.	Aichi	100.0%
	SKM CORPORATION	Aichi	100.0%
	Unica Co., Ltd.	Aichi	100.0%
	Iwama Loom Works, Ltd.	Aichi	100.0%
	Nagao Kogyo Co., Ltd.	Aichi	100.0%
	TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	100.0%
	TOYOTA L&F Hyogo Co., Ltd.	Hyogo	100.0%
	Hara Corporation	Gifu	100.0%
	Sun Valley Inc.	Aichi	100.0%
	Miduho Industry Co., Ltd.	Aichi	100.0%
	Sun Staff, Inc.	Aichi	100.0%
	ALT Logistics Co., Ltd.	Aichi	60.0%
	Shine's Co., Ltd.	Aichi	100.0%
	Toyota Industries Well Support Corporation	Aichi	100.0%
Europe			
Sweden	Toyota Industries Europe AB	Mjölby	100.0%
	Toyota Industries Sweden AB	Mjölby	100.0%
	BT Products AB	Mjölby	100.0%
	Toyota Material Handling Sweden AB	Bromma	100.0%
	Toyota Industries Finance International AB	Mjölby	100.0%
Norway	Toyota Material Handling Norway AS	Trondheim	100.0%
Finland	Toyota Material Handling Finland OY	Vantaa	100.0%
Estonia	Toyota Material Handling Eesti AS	Harjumaa	100.0%

* Including indirect investment

	Company Name	Location of Head Office	Ownership Ratio (%)*
Latvia	Toyota Material Handling Latvija Ltd.	Riga	100.0%
Lithuania	Toyota Material Handling Lietuva UAB	Vilnius	100.0%
Denmark	Toyota Material Handling Danmark A/S	Slangerup	100.0%
U.K.	Toyota Material Handling UK Limited	Slough, Berkshire	100.0%
Germany	Toyota Material Handling Deutschland GmbH	Langenhagen	100.0%
	TD Deutsche Klimakompressor GmbH	Bernsdorf	65.0%
France	Toyota Industrial Equipment, S.A.	Ancenis	80.0%
	BT France S.a.r.l	Marne La Vallée	100.0%
France/Belgium	Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis (France)/Brussels (Belgium)	100.0%
Belgium	Toyota Material Handling Europe, NV/SA	Brussels	100.0%
	Toyota Material Handling Belgium NV/SA	Wilrijk	100.0%
Netherland	Toyota Material Handling Nederland B.V.	Ede	100.0%
Spain	Toyota Material Handling España, S.A.	Barberá del Vallés	100.0%
Austria	Toyota Material Handling Austria GmbH	Wiener Neudorf	100.0%
Switzerland	Toyota Textile Machinery Europe, AG	Uster	100.0%
Italy	CESAB Carrelli Elevatori S.p.A.	Bologna	100.0%
	Toyota Carrelli Elevatori Italia S.r.l.	Bologna	100.0%
	BTCESAB S.r.l.	Bologna	100.0%
Greece	Toyota Material Handling Greece SA	Tavros	100.0%
North America			
U.S.A.	Toyota Industries North America, Inc.	Elk Grove Village, Illinois	100.0%
	Toyota Industrial Equipment Mfg., Inc.	Columbus, Indiana	100.0%
	The Raymond Corporation	Greene, New York	100.0%
	Raymond-Muscatine Inc.	Muscatine, Iowa	100.0%
	Indiana Hydraulic Equipment Corp.	Franklin, Indiana	100.0%
	Toyota Material Handling, U.S.A., Inc.	Irvine, California	100.0%
	Michigan Automotive Compressor, Inc.	Parma, Michigan	60.0%
	TD Automotive Compressor Georgia, LLC	Pendergrass, Georgia	65.0%
	ACTIS Manufacturing, Ltd. LLC	Grapevine, Texas	60.0%
	Toyoda Textile Machinery, Inc.	Charlotte, North Carolina	100.0%
	Toyota Industries Personnel Service of America, Inc.	Elk Grove Village, Illinois	100.0%
Canada	Raymond Industrial Equipment Ltd.	Brantford, Ontario	100.0%
	Lift-Rite Inc.	Brampton, Ontario	100.0%
	G. N. Johnston Equipment Co., Ltd.	Mississauga, Ontario	100.0%
South America			
Brazil	Toyota Material Handling Mercosur Comercio de Equipamentos LTDA	São Paulo	100.0%
	Toyota Máquinas Têxteis Brasil Ltda	São Paulo	100.0%
Asia and Oceania			
Australia	Toyota Material Handling Australia Pty Limited	New South Wales	100.0%
India	Kirloskar Toyoda Textile Machinery Pvt. Ltd.	Bangalore	95.1%
China	Toyota Material Handling (Shanghai) Co., Ltd.	Shanghai	100.0%
	TD Automotive Compressor Kunshan Co., Ltd.	Kunshan, Jiangsu	59.8%
	Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu	70.0%
	Toyota Industry Automotive Parts (Kunshan) Co., Ltd.	Kunshan, Jiangsu	60.0%
	Toyota Industries Trading & Logistics (China) Co., Ltd.	Shanghai	100.0%

Major Affiliates Accounted for by the Equity Method

	Company Name	Location of Head Office	Ownership Ratio (%)*
Japan			
	Fuji Logistics Co., Ltd.	Tokyo	26.0%
Europe			
Poland	Toyota Motor Industries Poland Sp.zo.o.	Jelcz-Laskowice	40.0%
Switzerland	Toyota Material Handling Schweiz AG	Zürich	50.0%

* Including indirect investment

Directors, Corporate Auditors and Managing Officers (As of June 20, 2008)

Board of Directors



Chairman
Tadashi Ishikawa



President
Tetsuro Toyoda



Executive Vice President
Norio Sato



Executive Vice President
Yoshikatsu Mizuno



Executive Vice President
Tatsuo Matsuura



Executive Vice President
Akira Imura

Senior Managing Directors

Shigetaka Yoshida
Masafumi Kato
Yasuharu Toyoda
Yutaka Murodono
Kazunori Yoshida
Kosaku Yamada
Toshiyuki Sekimori
Kimpei Mitsuya
Hiroshi Sakai

Honorary Chairman

Yoshitoshi Toyoda

Director

Tatsuro Toyoda

Corporate Auditors

Standing Corporate Auditors

Masanori Ito
Kakuo Ishikawa

Corporate Auditors

Hiroshi Okuda
Fumio Kawaguchi
Katsuaki Watanabe

Managing Officers

Senior Managing Officers

Kenji Takenaka
Satoshi Kaseda
Hirofumi Tsuji
Kazue Sasaki
Hirotaka Morishita
Shinya Furukawa
Akira Onishi

Managing Officers

Yukio Yamakita
Takaki Ogawa
Eishi Furuta
Takashi Okubo
Norio Sasaki
Toshifumi Ogawa
Hayato Ikeda
Toshifumi Onishi
Kouhei Nozaki
Osamu Miura
Taku Yamamoto
Yukihisa Tsuchimoto
Kan Otsuka
Masaharu Suzuki
Hiroaki Asai
Takashi Ito
Toshiya Yamagishi

Financial Section

Consolidated Eleven-Year Summary

Toyota Industries Corporation
Years ended March 31
The figures in this table are unaudited.

	Millions of yen			
	2008	2007	2006	2005
For The Year				
Net sales	**¥2,000,536**	¥1,878,398	¥1,505,955	¥1,241,538
Operating income	**96,853**	89,954	64,040	53,120
Ordinary income	**126,488**	108,484	80,635	70,912
Net income	**80,460**	59,468	47,077	43,357
Overseas sales	**¥ 829,855**	¥ 791,913	¥ 620,946	¥ 539,002
Depreciation and amortization	**119,905**	106,060	87,287	70,213
Capital expenditures	**142,158**	166,505	158,835	136,506
Research and development expenses	**36,750**	34,548	31,166	30,051
Per share of common stock (yen, U.S. dollars):				
Net income per share — basic	**¥ 257.50**	¥ 189.88	¥ 146.16	¥ 135.09
Net income per share — diluted	**257.43**	189.66	146.02	135.03
Total net assets per share	**4,483.32**	5,612.11	5,044.45	3,504.80
Cash dividends per share	**60.00**	50.00	38.00	32.00
At Year-End				
Total assets	**¥2,965,585**	¥3,585,857	¥3,245,341	¥2,326,824
Total net assets	**1,453,996**	1,810,483	1,611,227	1,115,747
Common stock	**80,462**	80,462	80,462	80,462
Number of shares outstanding (excluding treasury stock) (thousands)	**311,589**	312,075	319,320	318,237
Cash Flows				
Net cash provided by operating activities	**¥ 188,805**	¥ 177,467	¥ 131,784	¥ 100,095
Net cash used in investing activities	**(138,789)**	(164,446)	(205,013)	(128,230)
Net cash provided by (used in) financing activities	**(33,992)**	(19,749)	85,172	50,020
Cash and cash equivalents at end of year	**121,284**	108,569	112,596	100,535
Indices				
Return on equity (ROE) (%)	**5.1**	3.5	3.5	4.1
Return on assets (ROA) (%)	**2.5**	1.7	1.7	2.0
Return on sales (ROS) (%)	**4.0**	3.2	3.1	3.5
Debt/equity ratio (%)	**35.9**	28.9	29.4	34.4
Interest coverage (times)	**7.5**	7.4	7.8	7.7
EBITDA (millions of yen, thousands of U.S. dollars)	**¥ 222,125**	¥ 191,007	¥ 150,674	¥ 128,381
Number of employees at year-end	**39,528**	36,096	32,977	30,990

Notes: 1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥100.19 = US$1, the approximate exchange rate on March 31, 2008.
2. Main changes in accounting standards and methods during the above periods are as follows. These changes have not been applied to the financial statements presented prior to each year retroactively.
(1) Depreciation expense, which was listed as a separate component of non-operating expenses, is included in other non-operating expenses because the amount is immaterial.
(2) Effective beginning the year ended March 31, 2007, the new accounting standards for directors' bonus, presentation of net assets in the balance sheet, share-based payment and business combinations have been applied. Details are described in Notes to Consolidated Financial Statements.
(3) Effective beginning the year ended March 31, 2005, the new accounting standards for impairment on fixed assets have been applied.
(4) Effective beginning the year ended March 31, 2003, the new accounting standards for net income per share have been applied.
(5) Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits, financial instrument and foreign currency transactions have been applied.
(6) Effective beginning the year ended March 31, 2000, Toyota Industries Corporation (the "Company") has used annual average exchange rate instead of the year-end rate in order to present the operating results more precisely as significance of the overseas consolidated subsidiaries had been increasing and their revenue and expenses were incurred throughout the fiscal years.

Millions of yen							Thousands of U.S. dollars
2004	2003	2002	2001	2000	1999	1998	**2008**
¥1,164,378	¥1,069,218	¥ 980,163	¥ 767,382	¥625,772	¥558,875	¥572,698	**$19,967,427**
52,631	52,477	46,330	47,304	28,867	24,813	32,729	**966,700**
58,970	51,375	47,865	44,526	27,162	23,172	33,201	**1,262,487**
33,623	21,933	27,311	22,637	13,686	10,391	20,491	**803,083**
¥ 497,356	¥ 451,593	¥ 396,470	¥ 298,794	¥191,992	¥178,737	¥150,417	**$ 8,282,822**
65,351	59,154	55,173	46,454	42,751	34,379	27,958	**1,196,783**
89,508	87,559	88,319	127,273	44,746	60,468	62,006	**1,418,891**
29,562	29,705	29,985	26,195	24,061	23,231	23,112	**366,813**
¥ 108.04	¥ 70.19	¥ 87.28	¥ 75.90	¥ 48.32	¥ 36.30	¥ 72.33	**$ 2.57**
101.97	62.90	78.26	67.77	43.18	32.62	63.48	**2.57**
3,199.69	2,522.52	2,809.54	3,036.77	1,116.62	1,063.05	1,056.81	**44.75**
24.00	22.00	19.00	17.00	16.00	16.00	16.00	**0.60**
¥2,011,995	¥1,650,391	¥1,770,401	¥1,869,642	¥685,914	¥617,070	¥593,003	**$29,599,616**
1,016,763	738,867	878,812	951,298	316,293	301,158	304,097	**14,512,396**
80,462	68,046	68,021	68,018	40,178	40,178	40,133	**803,101**
317,666	292,777	312,796	313,260	283,260	283,296	287,752	
¥ 92,406	¥ 103,183	¥ 81,078	¥ 78,412	¥ 68,057	¥ 44,133	¥ 50,952	**$ 1,884,474**
(92,667)	(95,120)	(106,710)	(155,870)	(67,186)	(96,222)	(26,897)	**(1,385,261)**
(56,015)	57,775	1,225	94,472	27,499	24,368	(12,918)	**(339,278)**
77,212	136,929	71,119	95,296	77,332	49,955	74,303	**1,210,543**
3.8	2.7	3.0	3.6	4.4	3.4	7.0	
1.8	1.3	1.5	1.8	2.1	1.7	3.6	
2.9	2.1	2.8	2.9	2.2	1.9	3.6	
31.6	55.6	35.9	30.7	60.5	51.6	37.5	
7.4	6.7	5.8	9.1	14.5	16.4	17.6	
¥ 113,676	¥ 95,472	¥ 97,540	¥ 79,921	¥ 64,681	¥ 51,033	¥ 55,212	**$ 2,217,044**
27,431	25,030	23,056	21,118	13,132	12,797	11,239	

The Company also has adopted tax effect accounting due to the amendment of the accounting standards for income taxes.
Deferred tax assets have been newly recognized in current assets, and investments and other assets. Deferred tax liabilities have been recognized in current and long-term liabilities.

(7) Effective beginning the year ended March 31, 1999, the Company has presented consolidated financial statements as follows: In the consolidated statements of income, enterprise taxes, which had been included in selling, general and administrative expenses up to and including the previous year, have been included in income taxes.
Amortization of goodwill, which had been classified as a deductible item from income before income taxes until the previous year, has been included in selling, general and administrative expenses. Equity in earnings/losses of affiliates, which had been added to or deducted from income before income taxes until the previous years, has been included in non-operating income or expenses.

3. Net income per share, ROE and ROA are computed based on the average number of shares, total net assets and total assets, respectively, for each year.
4. Debt/equity ratio = Interest-bearing debt / Total net assets
5. Interest coverage = (Operating income + Interest and dividends income) / Interest expenses
6. EBITDA = Income before income taxes + Interest expenses - Interest and dividends income + Depreciation and amortization

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of June 2008.

This section contains projections and forward-looking statements that involve risks, uncertainties and assumptions. You should be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its consolidated subsidiaries to differ materially from any projections or forward-looking statements. These risks and uncertainties include, but are not limited to, those listed under "Risk Information" and elsewhere in this annual report.

The fiscal year ended March 31, 2008 is referred to as fiscal 2008 and other fiscal years are referred to in a corresponding manner. All references to the "Company" herein are to Toyota Industries Corporation and references to "Toyota Industries" herein are to the Company and its 163 consolidated subsidiaries.

Result of Operations

Operating Performance

In fiscal 2008, the Japanese economy continued on a moderate recovery track as private-sector capital investment increased amid strong corporate earnings. Consumer spending picked up momentum as well on the back of improved employment conditions. In the second half of the fiscal year, however, the economy came to a standstill as a result of soaring crude oil and other raw materials prices, apparent deceleration of the U.S. economy triggered by the subprime loan debacle as well as rapid depreciation of the U.S. dollar. Overseas, despite the impact of deceleration of the U.S. economy beginning to reverberate around the world, the European economy remained solidly on track and China and India maintained high economic growth.

In this operating environment, Toyota Industries undertook efforts to strengthen its management platform by ensuring customer trust through its dedication to quality, the development of appealing new products, aggressive sales promotions and the execution of a Group-wide program to reduce costs.

As a result, total consolidated net sales of Toyota Industries amounted to ¥2,000.5 billion, an increase of ¥122.2 billion (7%) over fiscal 2007.

At the profit level, ordinary income amounted to ¥126.4 billion, an increase of ¥18.0 billion (17%) over fiscal 2007. Despite the effects of higher depreciation expenses, sharp rises in raw materials and parts costs as well as higher personnel expenses, this increase was achieved due largely to expanded sales, cost-reduction efforts throughout the Group and an increase in non-operating income. Net income amounted to ¥80.4 billion, an increase of ¥21.0 billion (35%) over fiscal 2007.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for fiscal 2008 increased ¥91.7 billion (6%) over fiscal 2007 to ¥1,678.4 billion. This increase reflected increases in depreciation expenses, raw materials prices, purchased parts prices and personnel expenses in addition to an increase in net sales.

Selling, general and administrative expenses increased ¥23.5 billion (12%) to ¥225.1 billion, due primarily to increases in personnel expenses.

Net Sales


(¥ Billion)
2,500
2,000
1,500
1,000
500
0
(FY) 04 05 06 07 08

Operating Income and Operating Income Ratio


(¥ Billion)
(%)
100
80
60
40
20
0
20
16
12
8
4
0
(FY) 04 05 06 07 08
Ordinary income (left)
Ordinary income ratio (right)

Ordinary Income and Ordinary Income Ratio


(¥ Billion)
(%)
120
100
80
60
40
20
0
12
10
8
6
4
2
0
(FY) 04 05 06 07 08
Ordinary income (left)
Ordinary income ratio (right)

Net Sales of Automobile Segment


(¥ Billion)
1,000
800
600
400
200
0
(FY) 04 05 06 07 08

Operating Income of Automobile Segment


(¥ Billion)
50
40
30
20
10
0
(FY) 04 05 06 07 08

Operating Income

Operating income for fiscal 2008 increased ¥6.9 billion (8%) over fiscal 2007 to ¥96.8 billion, attributable mainly to Group-wide cost-reduction activities as well as higher sales.

Operating Performance Highlights by Business Segment

Following are the operating results by business segment. Net sales for each segment do not include intersegment transactions.

Automobile Segment

Although domestic sales were sluggish during fiscal 2008, higher sales overseas, primarily in emerging markets, gave rise to an overall increase in sales. Amid this environment, net sales of the Automobile Segment totaled ¥969.2 billion, an increase of ¥64.4 billion (7%) over fiscal 2007, while operating income rose ¥8.0 billion (24%) to ¥41.5 billion.

Within this segment, net sales of the Vehicle Business totaled ¥500.1 billion, an increase of ¥29.9 billion (6%) over fiscal 2007. This was attributable to an increase in sales of the Vitz (Yaris outside Japan) in addition to sales of the Mark X ZiO, for which production commenced in September 2007.

Net sales of the Engine Business totaled ¥178.7 billion, an increase of ¥11.3 billion (7%) over fiscal 2007. Despite a decrease in sales of AD diesel engines for the RAV4 in the European market, this increase was achieved due largely to an increase in sales of KD diesel engines for Toyota Motor Corporation's (TMC) Innovative International Multi-Purpose Vehicle (IMV) Project as well as VD diesel engines, which are fitted in the Land Cruiser for overseas markets.

Net sales of the Car Air-Conditioning Compressor Business totaled ¥253.5 billion, an increase of ¥18.1 billion (8%) over fiscal 2007. A slight decrease in sales in Japan was offset by an increase in sales overseas, mainly in Europe.

Materials Handling Equipment Segment

In the materials handling equipment industry as a whole, sales in the Japanese market remained at the same level as fiscal 2007. Overseas markets continued to expand steadily, with increases in sales in Europe and BRICs countries, despite a decline in the North American market.

Net sales of the Materials Handling Equipment Segment totaled ¥783.1 billion, an increase of ¥15.9 billion (2%) over fiscal 2007. Operating income amounted to ¥39.8 billion, a decrease of ¥7.4 billion (16%). Excluding the effects of changes in the fiscal year-end of certain overseas subsidiaries in fiscal 2007, net sales increased ¥80.6 billion (11%) and operating income decreased ¥5.4 billion (12%). With regards to lift trucks, Toyota Industries strove to enhance its sales network, resulting in increases in total unit sales for both the TOYOTA and BT brands backed by the robust European market. Sales of aerial work platforms were solid, bolstered by replacement demand from customers in the electricity and construction industries.

Logistics Segment

The overall operating environment remained severe in the logistics industry as the volume of cargo transport continued to decline in the

Car Air-Conditioning Compressor Unit Sales


(Million Units)
25
20
15
10
5
0
(FY) 04 05 06 07 08
Japan
North America
Europe
Asia and Oceania

Net Sales of Materials Handling Equipment Segment


(¥ Billion)
800
600
400
200
0
(FY) 04 05 06 07 08

Operating Income of Materials Handling Equipment Segment


(¥ Billion)
50
40
30
20
10
0
(FY) 04 05 06 07 08

Net Sales of Logistics Segment


(¥ Billion)
120
100
80
60
40
20
0
(FY) 04 05 06 07 08

Operating Income of Logistics Segment


(¥ Billion)
5
4
3
2
1
0
(FY) 04 05 06 07 08

The logistics-related business, which was included in the Others Segment, had been separated and declared independently as the Logistics Segment starting from fiscal 2006.

domestic market accompanied by an increase in costs resulting from higher crude oil prices.

Amid this environment, net sales of the Logistics Segment totaled ¥117.5 billion, an increase of ¥28.1 billion (31%) over fiscal 2007. Operating income amounted to ¥4.2 billion, an increase of ¥2.5 billion (138%). This was due largely to the solid performance of transportation businesses accompanied by an increase in the transport volume of automotive parts in addition to making Wanbishi Archives Co., Ltd. (Wanbishi Archives), which provides total information management services, a wholly owned subsidiary in May 2007.

Textile Machinery Segment

In the textile machinery industry as a whole, the mainstay Chinese market remained strong on the back of robust capital investment supported by rapid growth.

Net sales of the Textile Machinery Segment totaled ¥66.2 billion, an increase of ¥7.8 billion (13%) over fiscal 2007, while operating income rose ¥3.2 billion (297%) to ¥4.2 billion. In fiscal 2008, Toyota Industries sold more than 10,000 air-jet looms, primarily to China, for the second consecutive year. Cumulative production of 100,000 air-jet looms, which Toyota Industries began manufacturing in 1980, was also commemorated in February 2008. Strong sales of spinning machinery in Vietnam and Indonesia also contributed to the strong performance of this segment.

Others Segment

Net sales of the Others Segment totaled ¥64.2 billion, an increase of ¥5.9 billion (10%) from fiscal 2007, while operating income rose ¥0.4 billion (6%) to ¥6.7 billion in fiscal 2008.

Sales by Geographical Segment

Below are Toyota Industries' operating results by geographical segment. Net sales for each geographical segment do not include intersegment transactions.

Japan

Net sales increased ¥110.9 billion (9%) over fiscal 2007 to ¥1,343.0 billion, while operating income totaled ¥82.0 billion, up ¥13.1 billion (19%). These increases were due mainly to a rise in unit sales of car air-conditioning compressors and making Wanbishi Archives a wholly owned subsidiary.

North America

Net sales decreased ¥21.8 billion (8%) from fiscal 2007 to ¥265.5 billion, while operating income totaled ¥3.5 billion, down ¥2.4 billion (41%), due largely to the sluggish market and rising prices of raw materials and purchased parts.

Europe

Net sales increased ¥15.7 billion (5%) over fiscal 2007 to ¥327.7 billion as a result of an increase in unit sales of lift trucks. Operating income totaled ¥7.9 billion, down ¥3.3 billion (30%), attributable primarily to higher prices for raw materials and purchased parts as well as to an increase in expenses arising from reorganization of the sales network.

Others

Net sales totaled ¥64.1 billion, an increase of ¥17.3 billion (37%), whereas operating income rose ¥2.0 billion (65%) to ¥5.1 billion.

Non-Operating Income and Expenses

Non-operating income increased ¥14.1 billion (28%) to ¥64.9 billion in fiscal 2008, owing primarily to an increase in dividends income from TMC.

Non-operating expenses totaled ¥35.2 billion, an increase of ¥2.9 billion (9%), due mainly to increases in interest expenses.

Income before Income Taxes

Income before income taxes amounted to ¥132.3 billion, up ¥24.0 billion (22%) as a result of an ¥18.0 billion increase in ordinary income in fiscal 2008.

Net Sales of Textile Machinery Segment


(¥ Billion)
70
60
50
40
30
20
10
0
(FY) 04 05 06 07 08

Operating Income (Loss) of Textile Machinery Segment


(¥ Billion)
5
4
3
2
1
0
(1)
(2)
(FY) 04 05 06 07 08

Net Sales of Others Segment


(¥ Billion)
80
60
40
20
0
(FY) 04 05 06 07 08

Operating Income of Others Segment


(¥ Billion)
7
6
5
4
3
2
1
0
(FY) 04 05 06 07 08

Income Taxes

Income taxes increased ¥3.0 billion (7%) to ¥44.5 billion, due largely to an increase in corporate income taxes of the Company.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries amounted to ¥7.3 billion.

Net Income

Net income totaled ¥80.4 billion, an increase of ¥21.0 billion (35%) over fiscal 2007. Net income per share was ¥257.50 compared with ¥189.88 in fiscal 2007. Diluted net income per share increased from ¥189.66 to ¥257.43.

Liquidity and Capital Resources

Toyota Industries' financial policy is to ensure sufficient financing and liquidity for its business activities and to maintain strong balance sheets. Currently, funds for capital investments and other long-term capital needs are provided from retained earnings and long-term debt, and working capital needs are met through short-term loans. Long-term debt financing is carried out mainly through issuance of corporate bonds and loans from financial institutions.

In addition to current assets such as cash and cash equivalents and securities, Toyota Industries maintained a commercial paper issuance capacity of ¥100.0 billion as of March 31, 2008.

Toyota Industries continues to maintain its solid financial condition. Through the use of such current assets as cash and cash equivalents and securities, as well as free cash flows and funds procured from financial institutions, Toyota Industries believes that it will be able to provide sufficient funds for the working capital necessary to expand existing businesses and develop new projects, as well as for future investments.

Regarding fund management, the Company undertakes integrated fund management of its subsidiaries in Japan, while Toyota Industries North America, Inc. (TINA) and Toyota Industries Finance International AB (TIFI) centrally manage the funds of subsidiaries in North America and Europe, respectively.

Through close cooperation among the Company, TINA and TIFI, we strive for efficient, unified fund management on a global consolidated basis.

Cash Flows

Cash flows from operating activities amounted to ¥188.8 billion in fiscal 2008, due mainly to income before income taxes in the amount of ¥132.3 billion, an increase of ¥24.0 billion (22%). Net cash provided by operating activities increased by ¥11.4 billion (6%) from ¥177.4 billion in fiscal 2007.

Cash flows from investing activities resulted in a decrease in cash by ¥138.7 billion in fiscal 2008, attributable primarily to payments for purchases of property, plant and equipment amounting to ¥135.5 billion, down ¥20.0 billion (13%). Net cash used in investing activities decreased by ¥25.7 billion (16%) from ¥164.4 billion for fiscal 2007.

Cash flows from financing activities resulted in an increase in cash by ¥33.9 billion in fiscal 2008, due mainly to repayments of bonds in an amount of ¥60.0 billion, an increase of ¥44.1 billion (275%). Net cash provided by financing activities increased by ¥14.2 billion from ¥19.7 billion in fiscal 2007.

After translation adjustments, cash and cash equivalents as of March 31, 2008 stood at ¥121.2 billion, an increase of ¥12.7 billion (12%) over fiscal 2007.

Investment in Property, Plant and Equipment

During fiscal 2008, Toyota Industries made a total investment of ¥130.7 billion in property, plant and equipment (including vehicles and materials handling equipment for lease) in order to launch new

Net Income per Share


(¥)
300
250
200
150
100
50
0
(FY) 04 05 06 07 08
Basic
Diluted

Total Assets, Total Net Assets and Total Net Assets Ratio


(¥ Billion)
(%)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
80
70
60
50
40
30
20
10
0
(FY) 04 05 06 07 08
Total assets (left)
Total net assets (left)
Total net assets ratio (right)

products, streamline and upgrade production equipment, and augment R&D facilities.

In the Automobile Segment, investment in property, plant and equipment totaled ¥43.5 billion. A primary breakdown of this amount included ¥24.1 billion for the Company, ¥4.6 billion for Tokaiseiki Co., Ltd., ¥2.7 billion for TD Deutsche Klimakompressor GmbH, ¥2.5 billion for TD Automotive Compressor Georgia, LLC, ¥2.2 billion for Tokyu Co., Ltd., ¥2.1 billion for Iwama Loom Works, Ltd., ¥1.4 billion for Michigan Automotive Compressor, Inc. and ¥1.2 billion for Toyota Industry Automotive Parts (Kunshan) Co., Ltd.

The Materials Handling Equipment Segment made an investment in property, plant and equipment in the total amount of ¥57.0 billion. The primary breakdown comprised ¥8.6 billion for the Company, ¥20.4 billion for the Toyota Industries Sweden Group, ¥2.6 billion for Handa Casting Co., Ltd., ¥2.5 billion for the Aichi Group, ¥1.5 billion for Toyota Industries Equipment Mfg., Inc. and ¥1.2 billion, respectively, for Toyota Industries Equipment S.A. and Indiana Hydraulic Equipment Corp.

Investment in property, plant and equipment in the Logistics Segment totaled ¥14.4 billion, including ¥13.0 million for the Company, ¥8.6 billion for Wanbishi Archives Co., Ltd. and ¥3.7 billion for Taikoh Transportation Co., Ltd.

The Textile Machinery Segment made an investment in property, plant and equipment in the total amount of ¥1.4 billion, including ¥1.1 billion for the Company.

The Others Segment made an investment in property, plant and equipment in the total amount of ¥14.3 billion, including ¥8.7 billion for the Company and ¥5.1 billion for TIBC Corporation.

Necessary funds were provided by a portion of bonds as well as treasury stock and bank loans.

Strategies and Outlook

Outlook for Results for Fiscal 2009

In fiscal 2009, ending March 31, 2009, uncertainties persist in view of an anticipated ongoing depreciation of the U.S. dollar, further rises in raw materials costs and a downturn in the global stock market. There are also concerns over the impact that a delay in the U.S. economic recovery might have on the global economy. Amid this challenging operating environment, Toyota Industries forecasts consolidated net sales of ¥2,050.0 billion, operating income of ¥77.0 billion, ordinary income of ¥107.0 billion and net income of ¥59.0 billion.

By segment, we forecast net sales of ¥970.0 billion in the Automobile Segment and ¥840.0 billion in the Materials Handling Equipment Segment. We are determined to place utmost emphasis on product quality, the environment and safety, as well as promote the development of leading-edge technologies to provide high value-added products that anticipate customer needs. Toyota Industries will further make concerted efforts to strengthen sales and service structures, enhance the value chain and undertake Group-wide cost-reduction activities.

Our projections are based on an exchange rate of ¥100.0 = US$1.

Dividend Policy

The Company regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

The Company's dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, the dividend payout ratio on a consolidated basis and other factors. Toyota Industries' Ordinary General Meeting of Shareholders, held on June 20, 2008, approved a year-end cash dividend of ¥32.0 per share. Including the interim cash dividend of ¥28.0 per share, cash dividends for the year totaled ¥60.0 per share, an increase of ¥10.0 per share over fiscal 2007.

The dividend payout ratio was 33.1%. On a consolidated basis, it was 23.3%.

Cash Flows


(¥ Billion)
200
150
100
50
0
(50)
(100)
(150)
(200)
(250)
(FY) 04 05 06 07 08
Net cash provided by operating activities
Net cash used in investing activities
Net cash provided by (used in) financing activities

Investment in Property, Plant and Equipment


(¥ Billion)
160
140
120
100
80
60
40
20
0
(FY) 04 05 06 07 08
Automobile
Materials Handling Equipment
Logistics
Textile Machinery
Others

Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its management platform in securing future profits for its shareholders.

The Company's Articles of Incorporation stipulate that it may pay interim cash dividends as prescribed in Article 454-5 of the Corporate Law, and it is the Company's basic policy to pay dividends from retained earnings twice a year (interim and annual). The Company's Articles of Incorporation also stipulate that what is prescribed in Article 459-1 of the Corporate Law can be added to the Articles of Incorporation. As the Company's policy, discretion to pay interim cash dividends is determined by the Board of Directors while payment of year-end cash dividends is subject to approval at the Ordinary General Meeting of Shareholders.

Risk Information

The following represent risks that could have a material impact on Toyota Industries' financial condition, business results and share prices. The risks mentioned in this annual report represent only a portion of the risks that could have an impact on Toyota Industries' financial condition and business results, and do not necessarily cover all possible risks. There is also a possibility that Toyota Industries could be affected in the future by risks currently unknown or not considered noteworthy or significant.

Principal Customers

Toyota Industries' automobile and engine products are sold primarily to TMC. In fiscal 2008, net sales to TMC accounted for 35.6% of consolidated net sales. Therefore, TMC's vehicle sales could have an impact on Toyota Industries' business results. As of March 31, 2008, TMC held 24.6% of the Company's voting rights.

Product Development Capabilities

Based on the concept of "developing appealing new products," Toyota Industries proactively develops new products by utilizing its leading-edge technologies, as it strives to anticipate increasingly sophisticated and diversifying needs of the market and ensure the satisfaction of its customers. R&D activities are focused mainly on developing and upgrading products in current business fields and peripheral sectors. Toyota Industries expects that revenues derived from these fields will continue to account for a significant portion of total revenues and anticipates that future growth will be contingent on the development and sales of new products in these fields. Toyota Industries believes that it can continue to develop appealing new products. However, Toyota Industries may not be able to forecast market needs and develop and introduce appealing new products in a timely manner. This could result in lower future growth and have an adverse impact on Toyota Industries' financial condition and business results. Such a situation could result from risks that include no assurance Toyota Industries can allocate sufficient future funds necessary for the development of appealing new products; no assurance that product sales will be successful, as forecasts of products supported by the market may not always be accurate; and no assurance that newly developed products and technologies will always be protected as intellectual property.

Intellectual Property Rights

In undertaking its business activities, Toyota Industries has acquired numerous intellectual property rights, including those acquired overseas, such as patents related to its products, product designs and manufacturing methods. However, not all patents submitted will necessarily be registered as rights, and these patents could thus be rejected by patent authorities or invalidated by third parties. Also, a third party could circumvent a patent of Toyota Industries and introduce a competing product into the market. Moreover, Toyota Industries' products utilize a wide range of technologies. Therefore, Toyota Industries could become a party subject to litigation involving the intellectual property rights of a third party.

Product Defects

Guided by the basic philosophy of "offering products and services that are clean, safe and of high quality," Toyota Industries makes its utmost efforts to enhance quality. However, Toyota Industries cannot guarantee all its products will be defect-free and that product recalls will not be made in the future. Toyota Industries is insured for product liability indemnity. However, Toyota Industries cannot guarantee that this insurance will sufficiently cover final indemnity amounts incurred. Product defects that could lead to large-scale recalls and product liability indemnities could result in large cost burdens and have a significant negative impact on the evaluation of Toyota Industries. It could also have an adverse effect on Toyota Industries' financial condition and business results due to a decrease in sales, deterioration of profitability and decrease in share prices of Toyota Industries.

Price Competition

Toyota Industries faces extremely harsh competition in each of the industries in which it conducts business, including its Automobile and Materials Handling Equipment businesses, which are the core of Toyota Industries' earnings foundation. Toyota Industries believes it offers high value-added products that are unrivalled in terms of technology, quality and cost. Amid an environment characterized by intensifying price competition, however, Toyota Industries may be unable to maintain or increase market share against low-cost competitors or to maintain profitability. This could have an adverse impact on Toyota Industries' financial condition and business results.

Reliance on Suppliers of Raw Materials and Components

Toyota Industries' products rely on various raw materials and components from suppliers outside the Toyota Industries Group. Toyota Industries has concluded basic business contracts with these external suppliers and assumes it can carry out stable transactions for raw materials and components. However, Toyota Industries has no assurances against future shortages of raw materials and components, which arise from a global shortage due to tight supply or an unforeseen accident involving a supplier. Such shortages could have a negative effect on Toyota Industries' product production and cause an increase in costs, which could have an adverse impact on Toyota Industries' financial condition and business results.

Environmental Regulations

In view of its social responsibilities as a company, Toyota Industries strives to reduce any burden on the environment resulting from its production processes, as well as strictly adheres to applicable environmental laws and regulations. However, various environmental regulations could also be revised and strengthened in the future. Accordingly, any expenses necessary for continuous strict adherence to these environmental regulations could result in increased business costs and have an adverse impact on Toyota Industries' financial condition and business results.

Alliances with Other Companies

Aiming to expand its businesses, Toyota Industries engages in joint activities with other companies through alliances and joint ventures. However, a wildly fluctuating market trend or a disagreement between Toyota Industries and its partners, owing to business, financial or other reasons, could prevent Toyota Industries from deriving the intended benefits of its alliances.

Exchange Rate Fluctuations

Toyota Industries' businesses encompass the production and sales of products and the provision of services worldwide. Generally, the strengthening of the yen against other currencies (especially against the U.S. dollar and the euro, which account for a significant portion of Toyota Industries' sales) has an adverse impact on Toyota Industries' business, while a weakening of the yen has a favorable impact. An increase in the value of currencies in countries or regions where Toyota Industries carries out production could lead to an increase in local production, procurement and distribution costs. Such an increase in costs could reduce Toyota Industries' price competitiveness. Additionally, because export sales of several businesses are denominated mainly in yen, exchange rate fluctuations could have an adverse impact on Toyota Industries' financial condition and business results due to a change in market prices.

Share Price Fluctuations

Toyota Industries holds marketable securities, and therefore bears the risk of price fluctuations of these shares. Based on fair market value of these shares at the end of the fiscal year under review, Toyota Industries had unrealized gains. However, unrealized gains on marketable securities could worsen depending on future share price movements. Additionally, a fall in share prices could reduce the value of pension assets, leading to an increase in the pension shortfall.

Effects of Disasters, Power Blackouts and Other Incidents

Toyota Industries carries out regular checks and inspections of its production facilities to minimize the effect of production breakdown. However, there is no assurance Toyota Industries can completely prevent or lessen the impact of man-made or natural disasters, including malfunctions of production facilities, fires at production facilities and power blackouts. For example, the majority of Toyota Industries' domestic production facilities and most of its business partners are situated in the Chubu region. Therefore, a major earthquake such as the Tokai Earthquake, or an incident that affects other operations, could delay or stop production or shipment activities. Such prolonged delays and stoppages could have an adverse impact on Toyota Industries' financial condition and business results.

Latent Risks Associated with International Activities

Toyota Industries manufactures and sells products and provides services in various countries. Such unforeseen factors as social chaos, including political disruptions, terrorism and wars, as well as changes in economic conditions, could have an adverse impact on Toyota Industries' financial condition and business results.

Retirement Benefit Liabilities

Toyota Industries' employee retirement benefit expenses and liabilities are calculated based on expected rates of return on pension assets as well as assumptions upon making actuarial calculations that incorporate discount rates and other factors. Therefore, differences between actual results and assumptions as well as changes in the assumptions could have a significant impact on recognized expenses and calculated liabilities in future accounting periods.

Significant Accounting Policies and Estimates

Toyota Industries' financial statements are prepared in conformity with accounting principles and practices generally accepted in Japan. In preparing financial statements, management must make estimates, judgments and assumptions that affect reported amounts of assets and liabilities at fiscal year-end as well as revenues and expenses during each fiscal year. Among Toyota Industries' significant accounting policies, the following categories require a considerable degree of judgment and estimation and are highly complex.

Allowance for Doubtful Accounts

To prepare for the risk of receivables becoming uncollectible, Toyota Industries estimates its allowance for doubtful accounts by utilizing the percentage of historical experiences in credit losses for ordinary receivables and individually examining the feasibility of collection for receivables that seem to be uncollectible. Evaluating the allowance for doubtful accounts involves judgments made in accordance with the nature of the situation, and this allowance represents an essential and crucial estimate—including future estimates of cash flow amounts and timing—that could change significantly. Based on currently available information, Toyota Industries' management believes its present allowance for doubtful accounts is sufficient. However, the need to significantly increase allowance for doubtful accounts in the future could have an adverse impact on Toyota Industries' business results.

Allowance for Retirement Benefits

Calculations differ for retirement benefits, retirement benefit expenses and liabilities after employee retirement, as well as benefits for employees on leave of absence, because different assumptions are used at the time of calculation. Assumptions include such factors as discount rates, amount of benefits, interest expenses, expected rates of return on pension assets and mortality rates. The difference in amounts between these assumptions and actual results is calculated cumulatively and amortized over future accounting periods, and thus becomes an expense and is recognized as a liability in future accounting periods. Toyota Industries believes its assumptions are reasonable. However, differences between actual results or changes in the assumptions could have an impact on retirement benefits and retirement benefit expenses and liabilities after employee retirement.

Toyota Industries' Relationship to Toyota Motor Corporation

Due to historical reasons, Toyota Industries maintains close relationships with TMC and Toyota Group companies in terms of capital and business dealings.

Historical Background

In 1933, Kiichiro Toyoda, the eldest son of founder Sakichi Toyoda and then Managing Director of Toyota Industries (then Toyoda Automatic Loom Works, Ltd.), established the Automobile Department within the Company based on his resolve to manufacture Japanese-made automobiles. In 1937, the Automobile Department was spun off and became an independent company, Toyota Motor Co., Ltd. (the present Toyota Motor Corporation).

Capital Relationship

In light of this historical background, Toyota Industries and TMC have maintained a close capital relationship. As of March 31, 2008, Toyota Industries held 6.4% (200,195 thousand shares) of TMC's total shares issued. Likewise, as of the same date, TMC held 24.6% of Toyota Industries' total voting rights. Toyota Industries is a TMC affiliate accounted for by the equity method.

Business Relationship

Toyota Industries assembles certain cars and produces automobile engines under consignment from TMC. Additionally, we sell a portion of our other components and products directly or indirectly to other Toyota Group companies. In fiscal 2008, our net sales to TMC accounted for 35.6% of our consolidated net sales.

Contributions to the Toyota Group

As a member of the Toyota Group, Toyota Industries aims to contribute to strengthening the competitiveness of TMC and other Toyota Group companies in such areas as quality, cost, delivery and technologies. Toyota Industries is confident that raising the Toyota Group's competitiveness will lead to increases in our sales to and profits from the Toyota Group, thereby contributing to raising Toyota Industries' corporate value.

Consolidated Balance Sheets

Toyota Industries Corporation
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2008**	2007	**2008**
Current assets			
Cash and cash equivalents	**¥ 121,284**	¥ 108,569	**$ 1,210,543**
Trade notes and accounts receivable	**244,035**	234,611	**2,435,723**
Short-term investments	**45**	48	**453**
Inventories (Notes 5 and 8)	**124,633**	120,737	**1,243,973**
Deferred tax assets (Note 16)	**18,860**	17,924	**188,243**
Other current assets	**89,241**	88,894	**890,719**
Less — allowance for doubtful accounts	**(2,486)**	(2,784)	**(24,820)**
Total current assets	**595,612**	568,001	**5,944,834**
Fixed assets			
Property, plant and equipment			
Buildings and structures (Note 6)	**188,776**	171,897	**1,884,187**
Machinery, equipment and vehicles (Note 6)	**266,347**	269,769	**2,658,427**
Tools, furniture and fixtures (Note 6)	**28,145**	26,081	**280,920**
Land (Note 8)	**107,727**	99,117	**1,075,234**
Construction in progress	**31,849**	39,056	**317,894**
Total property, plant and equipment	**622,847**	605,922	**6,216,662**
Intangible assets			
Goodwill	**137,163**	101,102	**1,369,030**
Software	**12,522**	11,714	**124,991**
Total intangible assets	**149,685**	112,816	**1,494,021**
Investments and other assets			
Investments in securities (Notes 4 and 8)	**1,506,312**	2,172,648	**15,034,555**
Investments in unconsolidated subsidiaries and affiliated companies	**15,796**	60,415	**157,662**
Long-term loans	**8,056**	8,460	**80,415**
Long-term prepaid expenses	**16,574**	11,603	**165,426**
Deferred tax assets (Note 16)	**8,578**	7,435	**85,621**
Other investments and other assets	**42,299**	38,784	**422,188**
Less — allowance for doubtful accounts	**(177)**	(232)	**(1,768)**
Total investments and other assets	**1,597,439**	2,299,117	**15,944,099**
Total fixed assets	**2,369,972**	3,017,856	**23,654,782**
Total assets	**¥2,965,585**	¥3,585,857	**$29,599,616**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND NET ASSETS	Millions of yen 2008	2007	Thousands of U.S. dollars (Note 1) 2008
Current liabilities			
Trade notes and accounts payable	**¥ 214,084**	¥ 205,168	**$ 2,136,789**
Short-term bank loans (Note 8)	**52,326**	37,103	**522,274**
Commercial paper	**33,700**	33,760	**336,361**
Current portion of bonds	**20,000**	60,000	**199,621**
Other payables	**30,389**	37,808	**303,320**
Accrued expenses	**79,241**	77,698	**790,912**
Accrued income taxes	**27,137**	25,854	**270,863**
Deposits received from employees	**22,632**	22,020	**225,895**
Deferred tax liabilities (Note 16)	**1,881**	3,162	**18,778**
Allowance for bonuses to directors and corporate auditors	**626**	554	**6,252**
Other current liabilities (Note 8)	**56,020**	55,275	**559,145**
Total current liabilities	**538,041**	558,405	**5,370,210**
Long-term liabilities			
Bonds (Note 7)	**230,766**	250,761	**2,303,290**
Long-term bank loans (Notes 7 and 8)	**185,513**	141,567	**1,851,613**
Deferred tax liabilities (Note 16)	**482,787**	751,764	**4,818,724**
Allowance for retirement benefits (Note 14)	**47,102**	45,482	**470,136**
Other long-term liabilities	**27,376**	27,393	**273,247**
Total long-term liabilities	**973,547**	1,216,969	**9,717,010**
Total liabilities	**1,511,588**	1,775,374	**15,087,220**
Shareholders' equity (Note 11)			
Common stock:			
Authorized — 1,100,000,000 shares			
Issued — 325,840,640 shares as of March 31, 2008	**80,462**	80,462	**803,101**
325,840,640 shares as of March 31, 2007			
Capital surplus	**106,184**	105,055	**1,059,830**
Retained earnings	**466,780**	402,431	**4,658,955**
Treasury stock at cost	**(50,644)**	(47,253)	**(505,481)**
14,251,070 shares as of March 31, 2008			
13,765,165 shares as of March 31, 2007			
Total shareholders' equity	**602,783**	540,696	**6,016,406**
Valuation and translation adjustments			
Net unrealized gains or losses on other securities	**752,553**	1,157,793	**7,511,261**
Deferred gains or losses on hedges	**140**	(0)	**1,402**
Foreign currency translation adjustments	**41,477**	52,912	**413,991**
Total valuation and translation adjustments	**794,171**	1,210,704	**7,926,653**
Subscription rights to shares	**695**	202	**6,946**
Minority interests in consolidated subsidiaries	**56,345**	58,878	**562,390**
Total net assets	**1,453,996**	1,810,483	**14,512,396**
Total liabilities and net assets	**¥2,965,585**	¥3,585,857	**$29,599,616**

Consolidated Statements of Income

Toyota Industries Corporation
For the years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	**2008**
Net sales	**¥2,000,536**	¥1,878,398	¥1,505,955	**$19,967,427**
Cost of sales (Note 12)	**1,678,493**	1,586,781	1,276,499	**16,753,103**
Gross profit	**322,043**	291,616	229,456	**3,214,324**
Selling, general and administrative expenses (Notes 12 and 15)				
Sales commissions	**11,650**	11,325	10,875	**116,284**
Salaries and allowances	**82,362**	74,360	58,382	**822,064**
Retirement benefit expenses	**2,063**	1,678	1,982	**20,600**
Depreciation	**10,058**	8,733	6,507	**100,391**
Research and development expenses	**22,365**	21,527	20,307	**223,230**
Other	**96,688**	84,036	67,361	**965,055**
Operating income	**96,853**	89,954	64,040	**966,700**
Non-operating income				
Interest income	**14,737**	13,760	9,113	**147,098**
Dividends income	**34,850**	27,547	20,090	**347,847**
Gain on sales of marketable securities	**3,043**	–	1,280	**30,378**
Rental income of fixed assets	**987**	2,389	2,110	**9,860**
Equity in net earnings of unconsolidated subsidiaries and affiliated companies	**2,749**	317	3,593	**27,445**
Other non-operating income	**8,547**	6,868	7,665	**85,308**
Non-operating expenses				
Interest expenses	**(19,453)**	(17,855)	(11,955)	**(194,164)**
Depreciation	**–**	(1,932)	(1,716)	**–**
Loss on disposal of fixed assets	**(2,988)**	(3,567)	(4,487)	**(29,824)**
Other non-operating expenses	**(12,840)**	(8,997)	(9,099)	**(128,162)**
Ordinary income	**126,488**	108,484	80,635	**1,262,487**
Extraordinary gains				
Proceeds from sales of investment securities	**5,866**	4,305	–	**58,556**
Extraordinary losses				
Losses of discontinuing production of designated electronic parts	**–**	(4,390)	–	**–**
Income before income taxes and minority interests	**132,355**	108,399	80,635	**1,321,043**
Income taxes — current (Note 16)	**47,057**	43,750	30,446	**469,682**
Income taxes — deferred (Note 16)	**(2,528)**	(2,209)	(2,137)	**(25,237)**
Minority interests in consolidated subsidiaries	**7,365**	7,390	5,249	**73,514**
Net income	**¥ 80,460**	¥ 59,468	¥ 47,077	**$ 803,083**

	Yen			U.S. dollars (Note 1)
Net income per share — basic (Note 22)	**¥ 257.50**	¥ 189.88	¥ 146.16	**$ 2.57**
Net income per share — diluted (Note 22)	**257.43**	189.66	146.02	**2.57**
Equity per share (Note 23)	**4,483.32**	5,612.11	5,044.45	**44.75**
Cash dividends per share	**60.00**	50.00	38.00	**0.60**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

Toyota Industries Corporation
For the years ended March 31, 2008, 2007 and 2006

	Millions of yen								
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries
Balance at March 31, 2005	¥80,462	¥105,600	¥325,330	¥(16,726)	¥ 591,218	¥ –	¥29,861	¥ –	¥40,904
Dividends paid	–	–	(11,793)	–	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	(406)	–	–	–	–	–	–
Decrease due to increase in affiliates accounted for under the equity method	–	–	(1,821)	–	–	–	–	–	–
Net income for the period	–	–	47,077	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	(52)	–	–	–	–	–
Exercise of stock options	–	65	–	2,415	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	455,972	–	4,024	–	8,366
Balance at March 31, 2006	80,462	105,665	358,385	(14,363)	1,047,190	–	33,886	–	49,270
Dividends paid	–	–	(6,386)	–	–	–	–	–	–
Interim dividends paid	–	–	(6,864)	–	–	–	–	–	–
Bonuses to directors and corporate auditors	–	–	(427)	–	–	–	–	–	–
Decrease due to increase in affiliates accounted for under the equity method	–	–	(1,673)	–	–	–	–	–	–
Decrease due to decrease in consolidated subsidiaries	–	–	(71)	–	–	–	–	–	–
Net income for the period	–	–	59,468	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	(35,524)	–	–	–	–	–
Exercise of stock options	–	(610)	–	2,634	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	110,602	(0)	19,026	202	9,607
Balance at March 31, 2007	80,462	105,055	402,431	(47,253)	1,157,793	(0)	52,912	202	58,878
Dividends paid	–	–	**(17,489)**	–	–	–	–	–	–
Decrease due to increase in consolidated subsidiaries	–	–	**(1,316)**	–	–	–	–	–	–
Decrease due to decrease in consolidated subsidiaries	–	–	**(77)**	–	–	–	–	–	–
Decrease due to increase in affiliates accounted for under the equity method	–	–	**2,771**	–	–	–	–	–	–
Net income for the period	–	–	**80,460**	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	**(8,728)**	–	–	–	–	–
Exercise of stock options	–	**1,128**	–	**5,337**	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	**(405,239)**	**140**	**(11,434)**	**493**	**(2,532)**
Balance at March 31, 2008	**¥80,462**	**¥106,184**	**¥466,780**	**¥(50,644)**	**¥ 752,553**	**¥140**	**¥41,477**	**¥695**	**¥56,345**

	Thousands of U.S. dollars (Note 1)								
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Net unrealized gains or losses on other securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Subscription rights to shares	Minority interests in consolidated subsidiaries
Balance at March 31, 2007	$803,101	$1,048,563	$4,016,685	$(471,637)	$11,555,974	$ (7)	$528,122	$2,025	$587,670
Dividends paid	–	–	**(174,560)**	–	–	–	–	–	–
Decrease due to increase in consolidated subsidiaries	–	–	**(13,144)**	–	–	–	–	–	–
Decrease due to decrease in consolidated subsidiaries	–	–	**(771)**	–	–	–	–	–	–
Decrease due to increase in affiliates accounted for under the equity method	–	–	**27,662**	–	–	–	–	–	–
Net income for the period	–	–	**803,083**	–	–	–	–	–	–
Repurchase of treasury stock	–	–	–	**(87,122)**	–	–	–	–	–
Exercise of stock options	–	**11,267**	–	**53,278**	–	–	–	–	–
Change to items other than shareholders' equity during accounting period	–	–	–	–	**(4,044,712)**	**1,409**	**(114,131)**	**4,921**	**(25,280)**
Balance at March 31, 2008	**$803,101**	**$1,059,830**	**$4,658,955**	**$(505,481)**	**$ 7,511,261**	**$1,402**	**$413,991**	**$6,946**	**$562,390**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	**2008**
Cash flows from operating activities				
Income before income taxes and minority interests	**¥ 132,355**	¥ 108,399	¥ 80,635	**$ 1,321,043**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**119,905**	106,060	87,287	**1,196,783**
Increase (decrease) in allowance for doubtful accounts	**(365)**	(250)	101	**(3,643)**
Interest and dividends income	**(49,588)**	(41,307)	(29,204)	**(494,945)**
Interest expenses	**19,453**	17,855	11,955	**194,164**
Equity in net earnings of affiliates	**(2,749)**	(317)	(3,593)	**(27,445)**
(Increase) decrease in receivables	**(6,623)**	(25,836)	(27,435)	**(66,107)**
(Increase) decrease in inventories	**(7,490)**	(9,221)	(9,227)	**(74,766)**
Increase (decrease) in payables	**7,568**	15,022	21,376	**75,539**
Others, net	**(6,777)**	17,238	12,161	**(67,649)**
Subtotal	**205,687**	187,642	144,055	**2,052,972**
Interest and dividends income received	**49,506**	41,294	29,236	**494,122**
Interest expenses paid	**(19,318)**	(17,777)	(11,009)	**(192,815)**
Income taxes paid	**(47,069)**	(33,692)	(30,498)	**(469,806)**
Net cash provided by operating activities	**188,805**	177,467	131,784	**1,884,474**
Cash flows from investing activities				
Payments for purchases of property, plant and equipment	**(135,561)**	(155,550)	(161,504)	**(1,353,040)**
Proceeds from sales of property, plant and equipment	**15,456**	7,624	8,415	**154,269**
Payments for purchases of investment securities	**(1,568)**	(17,604)	(47,726)	**(15,652)**
Proceeds from sales of investment securities	**26,551**	8,419	2,045	**265,010**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**(36,929)**	(1,939)	–	**(368,597)**
Proceeds from acquisition of subsidiaries' stock resulting in change in scope of consolidation	**424**	–	–	**4,240**
Payments for loans made	**(2,320)**	(3,172)	(2,256)	**(23,164)**
Proceeds from collections of loans	**3,059**	4,490	3,264	**30,534**
Others, net	**(7,901)**	(6,714)	(7,250)	**(78,861)**
Net cash used in investing activities	**(138,789)**	(164,446)	(205,013)	**(1,385,261)**
Cash flows from financing activities				
Increase (decrease) in short-term loans	**7,115**	(12,434)	(22,902)	**71,025**
Increase (decrease) in commercial paper	**-**	–	29,520	**-**
Proceeds from long-term loans	**51,662**	40,004	38,824	**515,648**
Repayments of long-term loans	**(10,210)**	(14,020)	(3,365)	**(101,913)**
Proceeds from issuances of bonds	**–**	25,107	68,730	**–**
Repayments of bonds	**(60,000)**	(15,980)	(20,300)	**(598,862)**
Payments for repurchase of treasury stock	**(8,728)**	(35,524)	(52)	**(87,122)**
Cash dividends paid	**(17,489)**	(13,250)	(11,784)	**(174,560)**
Cash dividends paid to minority shareholders	**(1,594)**	(1,039)	(854)	**(15,919)**
Others, net	**5,252**	7,388	7,357	**52,426**
Net cash provided by (used in) financing activities	**(33,992)**	(19,749)	85,172	**(339,278)**
Translation adjustments of cash and cash equivalents	**(3,309)**	2,700	117	**(33,027)**
Net increase (decrease) in cash and cash equivalents	**12,714**	(4,027)	12,060	**126,908**
Cash and cash equivalents at beginning of year	**108,569**	112,596	100,535	**1,083,636**
Cash and cash equivalents at end of year	**¥ 121,284**	¥ 108,569	¥ 112,596	**$ 1,210,543**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Corporate Law of Japan and the Financial Instruments and Exchange Law, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥100.19=US$1, the approximate rate of exchange prevailing at March 31, 2008, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 163 subsidiaries (45 domestic subsidiaries and 118 overseas subsidiaries, which are listed on pages 60 and 61) as of March 31, 2008, 162 subsidiaries (45 domestic subsidiaries and 117 overseas subsidiaries) as of March 31, 2007 and 153 subsidiaries (43 domestic subsidiaries and 110 overseas subsidiaries) as of March 31, 2006.

For the year ended March 31, 2008, two subsidiaries were newly added to the scope of consolidation and three companies were excluded from the scope of consolidation because of liquidation, sales, mergers and acquisitions. Additionally, 12 subsidiaries were newly added to the scope of consolidation and 10 companies were excluded from the scope of consolidation because of mergers and acquisitions as a result of reorganization of the sales structure.

For the year ended March 31, 2007, 12 subsidiaries were newly added to the scope of consolidation and three companies were excluded from the scope of consolidation because of mergers and acquisitions.

For the year ended March 31, 2006, nine subsidiaries were newly added to the scope of consolidation and two companies were excluded from the scope of consolidation because of mergers and acquisitions.

Some of the affiliates are not accounted for under the equity method since their net income/losses, retained earnings and other financial amounts are immaterial.

The fiscal years of certain subsidiaries are different from the fiscal year of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for those fiscal years, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Equity method

Investments in 15 major affiliates in 2008, 21 major affiliates in 2007 and 22 major affiliates in 2006 are accounted for by the equity method of accounting. For the year ended March 31, 2008, one affiliate was newly added to the scope of equity-method accounting from the scope of consolidation and seven affiliates were excluded from the scope of equity-method accounting because of transfer to the scope of consolidation, mergers and a decline of holding shares.

For the year ended March 31, 2007, one affiliate was newly added to the scope of equity-method accounting and two affiliates were excluded from the scope of equity-method accounting and added to the scope of consolidation.

For the year ended March 31, 2006, two affiliates were newly added to the scope of equity-method accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 61.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in the consolidated statements of income.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of March 31, 2008 and 2007.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of net assets. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2)).

(6) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries.

Significant renewals and additions are capitalized at cost. Repairs and maintenance are charged to income as incurred.

Accumulated depreciation as of March 31, 2008 and 2007 was ¥703,879 million (US$7,025,448 thousand) and ¥651,653 million, respectively.

Toyota Industries changed the depreciation method for property, plant and equipment acquired on or after April 1, 2007 in accordance with the revised Corporate Tax Law of Japan, effective from the fiscal year beginning April 1, 2007. As a result, operating income decreased ¥3,181 million (US$31,752 thousand), and ordinary income and income before income taxes decreased ¥3,182 million (US$31,764 thousand), respectively.

As for property, plant and equipment acquired before April 1, 2007, Toyota Industries applied the pre-revised depreciation method during the fiscal year beginning April 1, 2007. Among these, property, plant and equipment for which the allowable limit on the depreciable amount has been reached are to be depreciated evenly over five years beginning from the following fiscal year.

As a result, operating income decreased ¥1,762 million (US$17,596 thousand), and ordinary income and income before income taxes decreased ¥1,763 million (US$17,601 thousand), respectively.

(8) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

Accumulated amortization of intangibles and goodwill as of March 31, 2008 and 2007 was ¥76,371 million (US$762,263 thousand) and ¥70,124 million, respectively.

(9) Impairment of fixed assets

Calculation of the impairment of fixed assets is based on reasonable and supportable assumptions and projection of the grouping of assets and recoverable value, with due consideration for the specific conditions of each company.

The recoverable amount of assets is calculated based on net selling price.

(10) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(11) Allowance for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(12) Allowance for bonuses to directors and corporate auditors

Bonuses to directors and corporate auditors are recorded on the accrual basis with a related change to income.

(13) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the year. To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the year as required by an internal policy describing the retirement benefits for directors and corporate auditors is accrued.

It was resolved at the Board of Directors meeting on March 20, 2008 that the Company abolish the retirement benefit plan for directors as of the closing of the Ordinary General Meeting of Shareholders held on June 20, 2008. In appreciation of their contributions to the Company while in office until the closing of the Ordinary General Meeting of Shareholders, retirement benefits will be paid to directors within reasonable amounts to be determined based on the tenure of service to the Company. The amounts and methods of payment thereof will be entrusted to the decision of the Board of Directors.

(14) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(15) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments:	Derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)
Hedged items:	Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (assets and liabilities, and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal policy and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(16) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(17) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(18) Net income per share
The computation of basic net income per share is based on the weighted-average number of outstanding shares of common stock. The calculation of diluted net income per share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as subscription rights to shares. Cash dividends per share shown in the consolidated statements of income are the amounts applicable to the respective years.

3. Changes in accounting policies and adoption of new accounting standards

For the year ended March 31, 2008
Classification Change in Consolidated Statements of Income
Effective from the fiscal year beginning April 1, 2007, depreciation expense, which was listed as a separate component of non-operating expenses, is included in other non-operating expenses because the amount is immaterial. Depreciation expense in fiscal 2008 was ¥60 million (US$605 thousand).

For the year ended March 31, 2007
Accounting Standard for Directors' Bonus
Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 4 "Accounting Standard for Directors' Bonus" issued on November 29, 2005 by the Accounting Standards Board of Japan. As a result, ordinary income and income before income taxes and minority interests decreased by ¥554 million.
Accounting Standards for Presentation of Net Assets in the Balance Sheet
Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued on December 9, 2005 by the Accounting Standards Board of Japan. If the previous accounting policy is applied, net assets at March 31, 2007 were ¥1,751,402 million.
Accounting Standard for Share-based Payment
Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard No. 8 "Accounting Standard for Share-based Payment" issued on December 27, 2005 by the Accounting Standards Board of Japan and its Implementation Guidance No. 11 "Guidance on Accounting Standard for Share-based Payment" issued on May 31, 2006 by the Accounting Standards Board of Japan. As a result, ordinary income and income before income taxes and minority interests decreased ¥202 million.
Accounting Standard for Business Combinations
Effective from the fiscal year beginning April 1, 2006, Toyota Industries applied Financial Accounting Standard for Business Combinations issued on October 27, 2003 by the Business Accounting Council in Japan, and Financial Accounting Standard No. 7 "Accounting Standard for Business Divestitures" and the related Implementation Guidance No. 10 "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" issued on December 27, 2005 by the Accounting Standards Board of Japan.

4. Marketable securities

(1) As of and for the year ended March 31, 2008:
(a) Other securities with readily determinable fair value as of March 31, 2008 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:						
Stocks	**¥219,262**	**¥1,472,631**	**¥1,253,369**	**$2,188,464**	**$14,698,392**	**$12,509,928**
Subtotal	**219,262**	**1,472,631**	**1,253,369**	**2,188,464**	**14,698,392**	**12,509,928**
Securities with carrying amount not exceeding acquisition cost:						
Stocks	**7,081**	**6,318**	**(763)**	**70,678**	**63,062**	**(7,617)**
Others	**340**	**340**	**–**	**3,396**	**3,396**	**–**
Subtotal	**7,421**	**6,658**	**(763)**	**74,074**	**66,457**	**(7,617)**
Total	**¥226,683**	**¥1,479,290**	**¥1,252,606**	**$2,262,537**	**$14,764,849**	**$12,502,312**

(b) Other securities sold during the year ended March 31, 2008 are as follows:

Millions of yen			Thousands of U.S. dollars		
Proceeds	Realized gains	Realized losses	Proceeds	Realized gains	Realized losses
¥6,567	**¥5,866**	**–**	**$65,550**	**$58,556**	**–**

(c) The carrying amount of securities (excluding held-to-maturity bonds which are included within securities with fair value) without readily determinable fair values as of March 31, 2008 are as follows:

	Millions of yen	Thousands of U.S. dollars
	Carrying amount	
Other securities:		
Domestic unlisted stocks excluding over-the-counter stocks	**¥27,021**	**$269,706**
Money management funds	**25,211**	**251,640**
Negotiable certificate of deposit	**15,400**	**153,708**

(2) As of and for the year ended March 31, 2007:

(a) Other securities with readily determinable fair value as of March 31, 2007 are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:			
Stocks	¥223,782	¥2,152,078	¥1,928,296
Subtotal	223,782	2,152,078	1,928,296
Securities with carrying amount not exceeding acquisition cost:			
Stocks	3,716	2,910	(806)
Subtotal	3,716	2,910	(806)
Total	¥227,499	¥2,154,989	¥1,927,490

(b) Other securities sold during the year ended March 31, 2007 are as follows:

Millions of yen		
Proceeds	Realized gains	Realized losses
¥8,419	¥4,305	–

(c) The carrying amount of securities (excluding held-to-maturity bonds which are included within securities with fair value) without readily determinable fair values as of March 31, 2007 are as follows:

	Millions of yen
	Carrying amount
Other securities:	
Domestic unlisted stocks excluding over-the-counter stocks	¥17,659
Money management funds	30,065

5. Inventories

Inventories as of March 31, 2008 and 2007 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Finished goods	**¥ 57,959**	¥ 51,144	**$ 578,500**
Raw materials	**19,116**	20,325	**190,799**
Work in process	**35,873**	37,841	**358,060**
Supplies	**11,683**	11,426	**116,615**
Total	**¥124,633**	¥120,737	**$1,243,973**

6. Property, plant and equipment

Accumulated depreciation as of March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Buildings and structures	**¥159,862**	¥146,690	**$1,595,590**
Machinery, equipment and vehicles	**468,784**	437,123	**4,678,952**
Tools, furniture and fixtures	**75,233**	67,838	**750,907**

7. Long-term debt

(1) Long-term debt as of March 31, 2008 and 2007 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
The Company:			
2.70% bonds due 2008 without collateral	¥ -	¥ 30,000	$ -
2.15% bonds due 2008 without collateral	20,000	20,000	199,621
1.94% bonds due 2009 without collateral	15,000	15,000	149,716
1.91% bonds due 2010 without collateral	20,000	20,000	199,621
0.41% bonds due 2007 without collateral	-	30,000	-
1.13% bonds due 2012 without collateral	50,000	50,000	499,052
1.03% bonds due 2012 without collateral	30,000	30,000	299,431
1.46% bonds due 2014 without collateral	20,000	20,000	199,621
1.01% bonds due 2010 without collateral	20,000	20,000	199,621
1.66% bonds due 2015 without collateral	30,000	30,000	299,431
Consolidated subsidiaries:			
0.49-4.813% medium-term notes due 2009-2010	25,775	25,770	257,263
1.95% bonds due 2016 without collateral	19,991	19,990	199,535
Long-term bank loans	192,019	145,940	1,916,552
Less: current portion of long-term debt and bonds	(26,506)	(64,372)	(264,560)
Total	¥416,279	¥392,328	$4,154,903

(2) Annual maturities of long-term debt as of March 31, 2008 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2010	¥ 46,713	$ 466,253
2011	61,083	609,672
2012	41,870	417,913
2013	75,120	749,782
2014 and thereafter	191,491	1,911,283
Total	¥416,279	$4,154,903

8. Assets pledged as collateral

(1) Assets pledged as collateral as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Investments in securities	¥40,530	¥56,710	$404,531
Inventories	1,153	-	11,513
Land	875	1,989	8,738
Buildings and structures	425	1,160	4,245
Total	¥42,984	¥59,859	$429,026

(2) Secured liabilities as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Other current liabilities	¥22,359	¥21,736	$223,171
Short-term bank loans	1,187	138	11,848
Long-term bank loans	33	67	334
Total	¥23,579	¥21,942	$235,353

9. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of March 31, 2008 and 2007 as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Guarantees given by the Company	¥402	¥ 473	$4,015
Guarantees given by consolidated subsidiaries	324	455	3,236
Guarantee forwards given by the Company	-	4,200	-

10. Export discount bills

Export discount bills as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Export discount bills	**¥394**	¥443	**$3,941**

11. Net assets

Under the Japanese Corporate Law, amounts equal to at least 10% of the sum of the cash dividends and other external appropriations paid by the Company and its domestic subsidiaries must be set aside as a legal reserve until it equals 25% of common stock. The legal reserve may be used to reduce a deficit or may be transferred to common stock by taking appropriate corporate action. In consolidation, the legal reserves of the Company and its domestic subsidiaries are accounted for as retained earnings.

The year-end cash dividend is approved at the Ordinary General Meeting of Shareholders of the Company held after the close of the fiscal year to which the dividend is applicable. In addition, interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Corporate Law.

12. Research and development expenses

Research and development expenses, which are included in selling, general and administrative expenses and manufacturing costs, amounted to ¥36,750 million (US$366,813 thousand), ¥34,548 million and ¥31,166 million for the years ended March 31, 2008, 2007 and 2006, respectively.

13. Derivative instruments

(1) Qualitative disclosure about derivatives

(a) Contents of derivative instruments into which Toyota Industries entered, policy with respect to entering into derivative instruments, and purpose of using derivative instruments:

Toyota Industries uses interest rate swap agreements to reduce interest rate risks on borrowings. Toyota Industries also uses foreign currency forward contracts and foreign currency option contracts to hedge foreign currency risks on transactions denominated in foreign currencies (receivables and payables and forecasted transactions).

(b) Contents of risks related to derivative instruments:

Interest rate swaps, foreign currency forward contracts and foreign currency option contracts into which Toyota Industries entered have risks of fluctuations in interest rates and in foreign currency exchange rates. Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(c) Controls in place over transactions handling derivative instruments:

Hedging transactions are executed and controlled based on Toyota Industries' internal policy and Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(2) Quantitative disclosure about derivatives

Toyota Industries omitted this information because hedge accounting is applied to all of the derivative instruments into which Toyota Industries entered.

14. Retirement benefits

(1) Outline of retirement benefit plans

The Company and its domestic subsidiaries maintain tax-qualified pension plans, lump-sum indemnities plans and welfare pension fund plans, all of which are non-contributory defined benefit pension plans. In addition, certain foreign subsidiaries maintain non-contributory defined benefit pension plans.

Since 1987, the Company has been transferring the covering percentages of its pension plan from its lump-sum indemnities plan to its tax-qualified pension plan. As of March 31, 2008 and 2007, its tax-qualified pension plan covers 50% of total plans. Also, the Company established an employee retirement benefit trust. In April 2003, the Company transferred a portion of the lump-sum indemnities plan to a defined contribution pension plan.

(2) Components of allowance for retirement benefits as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Benefit obligation	**¥149,465**	¥150,203	**$ 1,491,820**
Plan assets	**(105,287)**	(118,227)	**(1,050,877)**
Unfunded benefit obligation	**44,178**	31,975	**440,943**
Unrecognized actuarial gains or losses	**(7,668)**	2,907	**(76,538)**
Unrecognized loss in prior service obligation	**(267)**	(331)	**(2,670)**
Net amount recognized on the balance sheets	**36,242**	34,552	**361,735**
Prepaid pension expenses	**(5,584)**	(6,212)	**(55,737)**
Allowance for retirement benefits	**¥ 41,826**	¥ 40,764	**$ 417,472**

Certain subsidiaries use the simplified method to determine benefit obligations. Prepaid pension expenses are included in other investments and other assets.

(3) Components of retirement benefit expenses for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Service cost	**¥ 8,897**	¥ 9,171	¥ 7,921	**$ 88,810**
Interest cost	**5,235**	5,036	4,079	**52,255**
Expected return on plan assets	**(3,847)**	(3,573)	(2,435)	**(38,404)**
Amortization of prior service obligation	**1,207**	398	94	**12,055**
Amortization of unrecognized actuarial gains or losses	**(0)**	(153)	778	**(2)**
Retirement benefit expenses	**¥11,493**	¥10,878	¥10,438	**$114,713**

Retirement expenses of subsidiaries which adopted the simplified method are included in service cost.

(4) Assumptions used for calculation of retirement benefits for the years ended March 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006	
Method of attribution of estimated retirement benefits to periods of employee service: Straight-line method				
Discount rate	**2.00%**	2.00%	2.00%	
Expected return on plan assets	**3.00%**	3.00%	3.00%	
Amortization period of prior service obligation	**6–11 years**	6–11 years	6–11 years	— Straight-line method over the remaining service period of employees
Amortization period of unrecognized actuarial gains or losses	**20 years**	20 years	20 years	— Straight-line method over the average remaining service period of employees

(5) Plan assets relating to welfare pension fund under multiemployer pension plan:

Effective from the fiscal year beginning April 1, 2007, Toyota Industries applied a new method of disclosure of retirement benefits. Information regarding the welfare pension fund under multiemployer pension plans as of March 31, 2008 is as follows.

As of March 31, 2007	The Japan Society of Industrial Machinery Manufacturers' welfare pension fund	Other welfare pension funds
Plan assets	¥97,361 million	¥174,653 million
Estimated benefit obligation	¥99,244 million	¥166,460 million
Variance	¥ (1,883 million)	¥ 8,192 million

As of March 31, 2008		
Toyota Industries Group contribution to welfare pension plan	4.99%	4.47%

Disclosure of retirement benefits as of March 31, 2007

The amount of plan assets calculated based on the proportion of contribution to the fund made by each domestic subsidiary was ¥12,473 million as of March 31, 2007.

(6) Additional note regarding retirement benefit

Effective from the fiscal year beginning April 1, 2007, Toyota Industries applied Implementation Guidance No. 14 "Partial Revision No.2 of Accounting Standard for Retirement Benefit" issued on May 15, 2007 by the Accounting Standards Board of Japan.

15. Stock options

(1) Stock option expenses recorded in the fiscal year and class of options

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Selling, general and administrative expenses	**¥493**	¥202	**$4,921**

(2) Stock option details, number of stock options and state of fluctuation

(1) Stock option details

	2008	2007	2006
Company name	**The Company**	The Company	The Company
Position and number of grantees	**Directors: 16** **Managing officers and employees: 159**	Directors: 17 Managing officers and employees: 152	Directors: 30 Employees: 134
Class and number of shares*	**830,000 shares of common stock**	802,000 shares of common stock	791,000 shares of common stock
Date of issue	**August 1, 2007**	August 1, 2006	August 1, 2005
Condition of settlement of rights	**1. Grantee must be employed as a director, managing officer or regular employee of the Company at the time of exercise. However, this does not apply if no more than 18 months have elapsed after retirement or resignation from the Company.** **2. Other conditions of exercise shall be decided as prescribed by the Contract for Allotment of Stock Acquisition Rights concluded by the Company and grantee in accordance with resolutions at the Meeting of Shareholders and resolutions on the issue of stock acquisition rights by the Board of Directors.** **3. In the case where grantee becomes no longer applicable to the conditions of exercise, the grantee immediately loses stock acquisition rights and must return the rights to the Company without consideration.**	Same as left Same as left –	Same as left Same as left –
Periods that grantees must provide service in return for stock options	**From August 1, 2007 to July 31, 2009**	From August 1, 2006 to July 31, 2008	From August 1, 2005 to June 30, 2007
Periods that stock subscription rights are to be exercised	**Four years after determination of rights**	Four years after determination of rights	Four years after determination of rights

	2005	2004	2003
Company name	The Company	The Company	The Company
Position and number of grantees	Directors: 30 Managing officers and employees: 135	Directors: 30 Managing officers and employees: 128	Directors: 30 Employees: 115
Class and number of shares*	775,000 shares of common stock	750,000 shares of common stock	728,000 shares of common stock
Date of issue	August 2, 2004	August 1, 2003	August 1, 2002
Condition of settlement of rights	1. Grantee must be employed as a director, managing officer or regular employee of the Company at the time of exercise. However, this does not apply if no more than 18 months have elapsed after retirement or resignation from the Company. 2. Other conditions of exercise shall be decided as prescribed by the Contract for Allotment of Stock Acquisition Rights concluded by the Company and grantee in accordance with resolutions at the Meeting of Shareholders and resolutions on the issue of stock acquisition rights by the Board of Directors.	Same as left Same as left	1. Grantee must be employed as a director, managing officer or regular employee of the Company at the time of exercise. However, this does not apply if no more than 6 months have elapsed after retirement or resignation from the Company. 2. Other conditions of exercise shall be decided as prescribed by the Contract for Allotment of Stock Acquisition Rights concluded by the Company and grantee in accordance with resolutions at the Meeting of Shareholders and resolutions on the issue of stock acquisition rights by the Board of Directors.
Periods that grantees must provide service in return for stock options	From August 2, 2004 to June 30, 2006	From August 1, 2003 to June 30, 2005	From August 1, 2002 to June 30, 2004
Periods that stock subscription rights are to be exercised	Four years after determination of rights	Four years after determination of rights	Four years after determination of rights

*Number of options granted by class are listed as number of shares.

(2) Number of stock options and state of fluctuation
Stock options are those outstanding in the fiscal year and are listed as the number of shares.
(a) Number of stock options
Non-exercisable stock options

	2008	2007	2006	2005	2004	2003
Stock options outstanding at the end of the previous fiscal year	–	802,000	791,000	–	–	–
Stock options granted	**830,000**	–	–	–	–	–
Forfeitures	–	–	–	–	–	–
Conversion to exercisable stock options	–	–	791,000	–	–	–
Stock options outstanding at the end of the fiscal year	**830,000**	802,000	–	–	–	–

Exercisable stock options

	2008	2007	2006	2005	2004	2003
Stock options outstanding at the end of the previous fiscal year	–	–	791,000	38,500	6,000	108,000
Conversion from non-exercisable stock options	–	–	–	–	–	–
Stock options exercised	–	–	655,500	22,900	2,000	2,000
Forfeitures	–	–	5,000	2,000	2,000	106,000
Stock options outstanding at the end of the fiscal year	–	–	130,500	13,600	2,000	–

(b) Price of options

	Exact yen amounts					
	2008	2007	2006	2005	2004	2003
Paid-in value	**¥5,866**	¥4,642	¥3,306	¥2,652	¥2,074	¥1,982
Average market price of the stock at the time of exercise	–	–	5,183	4,492	4,820	5,370
Fair value of options on grant date	**682**	759	–	–	–	–

(3) Methods for estimating fair value of stock options

The methods for estimating fair value of stock options granted for fiscal 2008 and 2007 are as follows:
(a) Valuation methods used: Black-Scholes model
(b) Principal basic values and estimation methods

	2008	2007
Share price fluctuations *1	**21.78%**	20.63%
Projected remaining period *2	**4 years**	4 years
Projected dividend *3	**¥56/share**	¥40/share
Non-risk interest rate *4	**1.210%**	1.210%

*1 Computed based on actual share prices during a four-year period (from August 2003 to July 2007) and (from August 2002 to July 2006).
*2 Because of a lack of accumulated data and difficulty in making rational estimates, it is assumed the rights are exercised at the midpoint of the exercise period.
*3 Based on the year-end dividend for the fiscal year ended March 31, 2007 and 2006, respectively, and the estimated interim dividend on the grant date.
*4 Yields on government bonds for the period corresponding to the projected remaining period.

(4) Method for estimating the number of confirmed stock option rights

Specifically, because of the difficulty in rationally estimating the number of expired rights in the future, a method has been adopted that reflects actual past expirations.

16. Income taxes

(1) The significant components of deferred tax assets and liabilities as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Deferred tax assets:			
Allowance for retirement benefits	**¥ 16,576**	¥ 15,347	**$ 165,451**
Trade receivables	**992**	2,464	**9,902**
Accrued expenses	**8,198**	7,465	**81,831**
Net operating loss carry-forwards for tax purposes	**3,163**	2,039	**31,578**
Depreciation	**5,206**	6,350	**51,964**
Securities	**2,712**	2,066	**27,069**
Enterprise tax payable	**1,830**	1,692	**18,272**
Other	**11,324**	12,741	**113,027**
Subtotal	**50,004**	50,168	**499,096**
Less: valuation allowance	**(1,341)**	(2,742)	**(13,389)**
Total deferred tax assets	**48,663**	47,425	**485,707**
Deferred tax liabilities:			
Other securities	**499,760**	768,659	**4,988,131**
Depreciation	**6,590**	6,155	**65,780**
Land	**562**	1,111	**5,619**
Reserve for advanced depreciation	**484**	502	**4,839**
Reserve for special depreciation	**470**	590	**4,697**
Other	**(1,975)**	(26)	**(19,722)**
Total deferred tax liabilities	**505,893**	776,992	**5,049,345**
Net deferred tax liabilities	**¥(457,230)**	¥(729,567)	**$(4,563,638)**

Net deferred tax liabilities consist of the following components on the consolidated balance sheets.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Current assets — deferred tax assets	**¥ 18,860**	¥ 17,924	**$ 188,243**
Investments and other assets — deferred tax assets	**8,578**	7,435	**85,621**
Current liabilities — deferred tax liabilities	**(1,881)**	(3,162)	**(18,778)**
Long-term liabilities — deferred tax liabilities	**(482,787)**	(751,764)	**(4,818,724)**
Net deferred tax liabilities	**¥(457,230)**	¥(729,567)	**$(4,563,638)**

(2) Reconciliations of differences between the statutory rate of income taxes and the effective rate of income taxes for the years ended March 31, 2008 and 2007 are as follows:

	2008	2007
Statutory rate of income taxes	**39.9%**	39.9%
Addition (reduction) in taxes resulting from:		
Dividends income and others permanently not recognized as taxable income	**(5.4)**	(5.2)
Other	**(0.9)**	3.6
Effective rate of income taxes	**33.6%**	38.3%

17. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets under finance leases as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Buildings and structures:			
Acquisition cost equivalents	**¥ 276**	¥ –	**$ 2,760**
Accumulated depreciation equivalents	**125**	–	**1,255**
Buildings and structures net balance equivalents	**150**	–	**1,505**
Machinery and equipment:			
Acquisition cost equivalents	**17,656**	14,047	**176,230**
Accumulated depreciation equivalents	**8,965**	7,830	**89,480**
Machinery and equipment net balance equivalents	**8,691**	6,217	**86,750**
Tools, furniture and fixtures:			
Acquisition cost equivalents	**14,946**	13,667	**149,182**
Accumulated depreciation equivalents	**7,306**	6,396	**72,928**
Tools, furniture and fixtures net balance equivalents	**7,639**	7,271	**76,254**
Software:			
Acquisition cost equivalents	**132**	154	**1,320**
Accumulated depreciation equivalents	**49**	77	**497**
Software net balance equivalents	**82**	76	**823**
Total net leased properties	**¥16,564**	¥13,564	**$165,332**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Due within one year	**¥ 6,134**	¥ 4,342	**$ 61,233**
Due after one year	**13,741**	9,221	**137,153**
Total	**¥19,876**	¥13,564	**$198,387**

The amount equivalent to future minimum lease payments as of the end of the year includes the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by future minimum lease payment and total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease payments and pro forma depreciation expenses for the years ended March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Lease payments	**¥5,997**	¥5,212	**$59,857**
Pro forma depreciation expenses	**¥5,997**	¥5,212	**$59,857**

Pro forma depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and the leasing term to be useful lives for the years ended 2008 and 2007, and are equivalent to the amount of total lease payments of the above.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Machinery and equipment:			
Acquisition cost	**¥10,957**	¥10,013	**$109,364**
Accumulated depreciation	**7,297**	5,711	**72,833**
Total net leased property	**¥ 3,660**	¥ 4,301	**$ 36,531**

(b) Pro forma information regarding future minimum lease income as of March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Due within one year	**¥3,073**	¥1,161	**$30,677**
Due after one year	**5,832**	5,166	**58,219**
Total	**¥8,906**	¥6,328	**$88,896**

Future minimum lease income under finance leases include the imputed interest income portion because the percentage which is computed by dividing the total of future minimum lease income and estimated residual value by the total of future minimum lease income and estimated residual value and the balance of operating receivables balance at the year-ends is immaterial.

(c) Total lease payments to be received and depreciation expenses for the years ended March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Total lease payments to be received	**¥2,543**	¥2,450	**$25,388**
Depreciation expenses	**2,239**	2,391	**22,349**

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Due within one year	**¥ 9,143**	¥ 5,068	**$ 91,263**
Due after one year	**43,762**	18,307	**436,797**
Total	**¥52,906**	¥23,376	**$528,061**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Due within one year	**¥22,406**	¥14,835	**$223,637**
Due after one year	**26,638**	23,639	**265,880**
Total	**¥49,044**	¥38,475	**$489,517**

18. Changes in net assets

(1) Common stock outstanding for the years ended March 31, 2008 and 2007:

	Shares
Balance at March 31, 2006	325,840,640
Increase	–
Decrease	–
Balance at March 31, 2007	325,840,640
Increase	–
Decrease	–
Balance at March 31, 2008	**325,840,640**

(2) Treasury stock outstanding for the years ended March 31, 2008 and 2007:

	Shares
Balance at March 31, 2006	6,520,194
Increase due to purchase of treasury stock in accordance with the resolutions at Ordinary General Meeting of Shareholders held on June 22, 2006	8,000,000
Increase due to purchase of odd stock	16,471
Decrease due to exercise of stock options	(771,500)
Balance at March 31, 2007	13,765,165
Increase due to purchase of treasury stock in accordance with the resolutions at Board of Directors meeting	**2,000,000**
Increase due to acquisition from shareholders by share exchange	**26,000**
Increase due to purchase of odd stock	**14,280**
Decrease due to exercise of stock options	**(871,975)**
Decrease due to share exchange	**(682,400)**
Balance at March 31, 2008	**14,251,070**

(3) Subscription rights to shares outstanding for the years ended March 31, 2008 and 2007:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
The Company	**¥695**	¥202	**$6,946**

(4) Dividends

(a) Dividends paid

Resolutions	Class of shares	Total dividends: Millions of yen	Total dividends: Thousands of U.S. dollars	Dividends per share: Yen	Dividends per share: U.S. dollars	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 21, 2007	Common stock	¥8,738	$87,215	¥28	$0.28	March 31, 2007	June 22, 2007
Board of Directors meeting held on October 31, 2007	Common stock	8,751	87,345	28	0.28	September 30, 2007	November 26, 2007

(b) Dividends with a record date in the fiscal year under review for which the effective date falls in the following fiscal year:

Resolutions	Class of shares	Total dividends: Millions of yen	Total dividends: Thousands of U.S. dollars	Source of dividends	Dividends per share: Yen	Dividends per share: U.S. dollars	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 20, 2008	Common stock	¥9,970	$99,520	Retained earnings	¥32	$0.32	March 31, 2008	June 23, 2008

19. Subsequent events

None

20. Segment information

(1) Business segments

As of and for the years ended March 31, 2008, 2007 and 2006:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Sales:				
Automobile				
Outside customer sales	**¥ 969,226**	¥ 904,893	¥ 746,795	**$ 9,673,884**
Intersegment transactions	**26,026**	21,134	20,768	**259,771**
	995,252	926,028	767,564	**9,933,655**
Materials Handling Equipment				
Outside customer sales	**783,173**	767,237	595,236	**7,816,887**
Intersegment transactions	**3,415**	805	482	**34,088**
	786,589	768,042	595,718	**7,850,975**
Logistics				
Outside customer sales	**117,591**	89,470	65,145	**1,173,684**
Intersegment transactions	**7,942**	7,275	6,355	**79,271**
	125,533	96,746	71,500	**1,252,955**
Textile Machinery				
Outside customer sales	**66,264**	58,403	49,789	**661,389**
Intersegment transactions	**7**	5	22	**73**
	66,271	58,409	49,811	**661,462**
Others				
Outside customer sales	**64,280**	58,392	48,988	**641,583**
Intersegment transactions	**21,386**	21,855	20,851	**213,455**
	85,666	80,248	69,839	**855,038**
Subtotal	**2,059,313**	1,929,475	1,554,436	**20,554,084**
Elimination of intersegment transactions	**(58,777)**	(51,077)	(48,480)	**(586,657)**
Total	**¥2,000,536**	¥1,878,398	¥1,505,955	**$19,967,427**
Operating costs and expenses:				
Automobile	**¥ 953,734**	¥ 892,435	¥ 747,468	**$ 9,519,262**
Materials Handling Equipment	**746,747**	720,840	556,950	**7,453,315**
Logistics	**121,303**	94,965	69,913	**1,210,733**
Textile Machinery	**61,974**	57,327	49,882	**618,571**
Others	**78,958**	73,920	66,107	**788,083**
Elimination of intersegment transactions	**(59,035)**	(51,046)	(48,407)	**(589,237)**
Total	**¥1,903,682**	¥1,788,443	¥1,441,915	**$19,000,727**
Operating income (loss):				
Automobile	**¥ 41,518**	¥ 33,592	¥ 20,095	**$ 414,393**
Materials Handling Equipment	**39,841**	47,201	38,768	**397,660**
Logistics	**4,230**	1,780	1,587	**42,222**
Textile Machinery	**4,297**	1,081	(70)	**42,891**
Others	**6,708**	6,328	3,732	**66,954**
Elimination of intersegment transactions	**258**	(30)	(73)	**2,580**
Total	**¥ 96,853**	¥ 89,954	¥ 64,040	**$ 966,700**
Assets:				
Automobile	**¥ 434,952**	¥444,564	¥ 420,204	**$ 4,341,278**
Materials Handling Equipment	**601,299**	593,607	509,366	**6,001,591**
Logistics	**187,064**	132,857	106,356	**1,867,094**
Textile Machinery	**17,811**	17,034	16,516	**177,780**
Others	**81,342**	113,156	103,083	**811,881**
Corporate assets or elimination	**1,643,115**	2,284,637	2,089,813	**16,399,992**
Total	**¥2,965,585**	¥3,585,857	¥3,245,341	**$29,599,616**
Depreciation and amortization:				
Automobile	**¥ 57,987**	¥ 53,557	¥ 48,370	**$ 578,776**
Materials Handling Equipment	**46,609**	41,947	30,044	**465,210**
Logistics	**9,012**	4,178	3,309	**89,954**
Textile Machinery	**1,310**	1,087	1,010	**13,081**
Others	**4,985**	5,288	4,544	**49,763**
Corporate or elimination of intersegment transactions	**–**	–	9	**–**
Total	**¥ 119,905**	¥ 106,060	¥ 87,287	**$ 1,196,783**
Capital expenditures:				
Automobile	**¥ 50,145**	¥ 74,967	¥ 101,897	**$ 500,505**
Materials Handling Equipment	**68,945**	67,152	43,520	**688,146**
Logistics	**15,067**	5,863	4,046	**150,393**
Textile Machinery	**1,869**	1,472	730	**18,659**
Others	**6,130**	17,049	8,620	**61,187**
Corporate or elimination of intersegment transactions	**–**	–	20	**–**
Total	**¥ 142,158**	¥ 166,505	¥ 158,835	**$ 1,418,891**

1. Business segments are divided by the type and nature of the product.
2. Main products of each segment are as follows:

Fiscal 2008

Automobile	Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry parts, electronics components
Materials handling equipment	Counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, truck mount aerial work platforms
Logistics	Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds, secure storage, management, collection and delivery of corporate documents
Textile machinery	Air-jet looms, water-jet looms, ring spinning frames
Others	Semiconductor package substrates

Fiscal 2007

Automobile	Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, foundry parts, electronics components
Materials handling equipment	Counterbalanced lift trucks, warehouse trucks, automated storage and retrieval systems, truck mount aerial work platforms
Logistics	Transportation services, logistics planning, operation of distribution centers, collection and delivery of cash and management of sales proceeds
Textile machinery	Air-jet looms, water-jet looms, ring spinning frames
Others	Semiconductor package substrates

3. Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company. Corporate assets were ¥1,707,060 million (US$17,038,228 thousand) and ¥2,352,362 million as of March 31, 2008 and 2007, respectively.

(2) Geographical segments

As of and for the years ended March 31, 2008, 2007 and 2006:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Sales:				
Japan				
Outside customer sales	**¥1,343,041**	¥1,232,131	¥1,009,368	**$13,404,946**
Intersegment transactions	**132,206**	121,338	112,543	**1,319,557**
	1,475,248	1,353,470	1,121,912	**14,724,503**
North America				
Outside customer sales	**265,571**	287,316	246,129	**2,650,677**
Intersegment transactions	**2,185**	2,712	2,056	**21,814**
	267,756	290,029	248,186	**2,672,490**
Europe				
Outside customer sales	**327,785**	312,051	216,230	**3,271,644**
Intersegment transactions	**7,821**	7,152	5,689	**78,063**
	335,607	319,204	221,919	**3,349,707**
Others				
Outside customer sales	**64,137**	46,897	34,227	**640,161**
Intersegment transactions	**7,630**	5,573	3,998	**76,159**
	71,768	52,471	38,226	**716,320**
Subtotal	**2,150,380**	2,015,175	1,630,243	**21,463,021**
Elimination of intersegment transactions	**(149,843)**	(136,776)	(124,288)	**(1,495,594)**
Total	**¥2,000,536**	¥1,878,398	¥1,505,955	**$19,967,427**
Operating costs and expenses:				
Japan	**¥1,393,225**	¥1,284,500	¥1,069,137	**$13,905,834**
North America	**264,232**	284,095	241,467	**2,637,316**
Europe	**327,674**	307,912	217,370	**3,270,527**
Others	**66,633**	49,364	36,743	**665,076**
Elimination of intersegment transactions	**(148,083)**	(137,428)	(122,804)	**(1,478,026)**
Total	**¥1,903,682**	¥1,788,443	¥1,441,915	**$19,000,727**
Operating income:				
Japan	**¥ 82,022**	¥ 68,970	¥ 52,775	**$ 818,669**
North America	**3,524**	5,934	6,718	**35,174**
Europe	**7,933**	11,292	4,548	**79,180**
Others	**5,134**	3,106	1,482	**51,244**
Elimination of intersegment transactions	**(1,760)**	651	(1,484)	**(17,568)**
Total	**¥ 96,853**	¥ 89,954	¥ 64,040	**$ 966,700**
Assets:				
Japan	**¥ 906,548**	¥ 887,351	¥ 834,716	**$ 9,048,290**
North America	**165,525**	196,769	179,116	**1,652,114**
Europe	**356,570**	337,866	278,825	**3,558,945**
Others	**71,882**	66,148	48,207	**717,462**
Corporate assets or elimination	**1,465,058**	2,097,722	1,904,475	**14,622,804**
Total	**¥2,965,585**	¥3,585,857	¥3,245,341	**$29,599,616**

1. Geographical segments are divided into categories based on their geographical proximity.
2. Significant countries or areas belonging to each segment are as follows:

Fiscal 2008

North America	U.S.A., Canada
Europe	Sweden, Germany, France
Others	Australia, China, Brazil

Fiscal 2007

North America	U.S.A., Canada
Europe	Sweden, Germany, France
Others	Australia, China, India

3. Corporate assets included in corporate assets or elimination consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company. Corporate assets were ¥1,707,060 million (US$17,038,228 thousand) and ¥2,352,362 million as of March 31, 2008 and 2007, respectively.

(3) Overseas sales

For the years ended March 31, 2008, 2007 and 2006:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Overseas sales:				
North America	**¥ 265,942**	¥ 287,957	¥ 247,957	**$ 2,654,380**
Europe	**373,374**	347,617	249,237	**3,726,665**
Others	**190,539**	156,338	123,751	**1,901,777**
Total	**¥ 829,855**	¥ 791,913	¥ 620,946	**$ 8,282,822**
Total sales	**¥2,000,536**	¥1,878,398	¥1,505,955	**$19,967,427**
Ratio of overseas sales to total sales (%):				
North America	**13.3%**	15.3%	16.5%	
Europe	**18.7**	18.5	16.5	
Others	**9.5**	8.4	8.2	
Total	**41.5%**	42.2%	41.2%	

1. Geographical segments are divided into categories based on their geographical proximity.
2. Significant countries or areas belonging to each segment are as follows:

Fiscal 2008

North America	U.S.A., Canada
Europe	Germany, France, Russia
Others	China, Australia, Indonesia

Fiscal 2007

North America	U.S.A., Canada
Europe	Germany, France, Italy
Others	China, Australia, Pakistan

3. Overseas sales are sales of the Company and its consolidated subsidiaries in countries and areas other than Japan.

21. Related party transactions

The following transactions were carried out with related parties:

(1) Sales of goods and services for the years ended March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Toyota Motor Corporation	**¥710,976**	¥665,595	**$7,096,281**

Toyota Motor Corporation held 24.61% of the Company's voting rights as of March 31, 2008. The above transactions were carried out on commercial terms and conditions.

(2) Purchase of goods and services for the years ended March 31, 2008 and 2007 were as follows:
Purchase of goods:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Toyota Motor Corporation	**¥521,644**	¥484,336	**$5,206,552**

Purchase of services:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Toyota Industries Health Insurance Society	**–**	¥ 41	**–**
Toyota Medical Corporation	**¥671**	664	**$6,706**

Toyota Industries Health Insurance Society's chairman as of March 31, 2008 and 2007 is Yutaka Murodono, who is a director of the Company and holds 0.00% of the Company's shares. Toyota Medical Corporation's chairman as of March 31, 2008 and 2007 is Yoshitoshi Toyoda, who is a director of the Company and holds 0.08% and 0.07% of the Company's shares, respectively. The above transactions were carried out on commercial terms and conditions.

(3) Outstanding balances arising from sale/purchase of goods/services as of March 31, 2008 and 2007 are as follows:
Receivables from a related party:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Toyota Motor Corporation	**¥30,282**	¥33,859	**$302,255**

Payable to a related party:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Toyota Motor Corporation	**¥49,571**	¥48,815	**$494,778**

22. Net income per share (EPS)

The basis of calculation for net income per share basic and net income per share diluted is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Net income per share basic:			
Net income	**¥ 80,460**	¥ 59,468	**$803,083**
Net income not attributable to common shareholders (bonuses for directors and statutory auditors that are paid through appropriation)	**–**	–	**–**
Net income attributable to common shareholders	**80,460**	59,468	**803,083**
Weighted-average shares (thousand)	**312,467**	313,191	**–**
Net income per share basic (exact yen amounts) (exact US$ amounts)	**¥ 257.50**	¥ 189.88	**$ 2.57**
Net income per share diluted:			
Weighted-average shares for diluted computation (thousand)	**85**	362	**–**
Net income per share diluted (exact yen amounts) (exact US$ amounts)	**¥ 257.43**	¥ 189.66	**$ 2.57**

23. Equity per share

The basis of calculation for equity per share is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Equity per share:			
Total net assets	**¥1,453,996**	¥1,810,483	**$14,512,396**
Amounts deducted from total net assets:			
Subscription rights to shares	**695**	202	**6,946**
Minority interests in consolidated subsidiaries	**56,345**	58,878	**562,390**
Equity applicable to common stock at end of year	**1,396,955**	1,751,401	**13,943,059**
Outstanding shares of common stock at end of year used for the computation of equity per share (thousand)	**311,589**	312,075	
Equity per share (exact yen amounts) (exact US$ amounts)	**¥ 4,483.32**	¥ 5,612.11	**$ 44.75**

Reports of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Aarata
Shin-Marunouchi Bldg., 32nd Floor
1-5-1 Marunouchi
Chiyoda-ku, Tokyo 100-6532
Japan
Telephone : +81 (3) 5427 6555
Facsimile : +81 (3) 5427 6556
www.pwc.com/jp/aarata

Report of Independent Auditors

To the Board of Directors of Toyota Industries Corporation

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation ("the Company") and its subsidiaries as of March 31, 2008, and the related consolidated statements of income, changes in net assets and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008, are presented solely for convenience. Our audit also included the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

PricewaterhouseCoopers Aarata

July 14, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Aarata
JR Central Towers 33rd Floor
1-1-4 Meieki, Nakamura-ku
Nagoya-shi, Aichi 450-6033
Japan
Telephone : +81 (52) 588 3951
Facsimile : +81 (52) 588 3952
www.pwc.com/jp/aarata

Report of Independent Auditors

To the Board of Directors of Toyota Industries Corporation

We have audited the accompanying consolidated balance sheet of Toyota Industries Corporation ("the Company") and its subsidiaries as of March 31, 2007, and the related consolidated statements of income, changes in net assets and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007, are presented solely for convenience. Our audit also included the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

PricewaterhouseCoopers Aarata

July 10, 2007

Investor Information (As of March 31, 2008)

Corporate Head Office
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment
November 18, 1926

Common Stock
No par value
Authorized: 1,100,000,000 shares
Issued: 325,840,640 shares

Stock Exchange Listings
Tokyo, Osaka and Nagoya (Ticker Code: 6201)

Number of Shareholders
21,572

Independent Accountants
PricewaterhouseCoopers Aarata
Shin-Marunouchi Bldg., 32nd Floor
1-5-1, Marunouchi, Chiyoda-ku, Tokyo
100-6532, Japan

Transfer Agent
Mitsubishi UFJ Trust and Banking Corporation
1-4-5, Marunouchi, Chiyoda-ku, Tokyo-to, 100-8212, Japan
Telephone: +81-(0)3-3212-1211

Major Shareholders (Top 10) (As of March 31, 2008)

Toyota Motor Corporation	76,600 (Thousands of shares)
DENSO Corporation	29,647
Third Avenue Fund-Custodial Trust Company	18,376
Towa Real Estate Co., Ltd.	15,697
The Master Trust Bank of Japan, Ltd.	9,901
Toyota Tsusho Corporation	8,289
Nippon Life Insurance Company	6,735
Aisin Seiki Co., Ltd.	6,578
Japan Trustee Services Bank, Ltd.	5,398
Mitsui Sumitomo Insurance Company, Limited	5,345

Distribution of Shares


0.3%
12.3%
20.4%
As of March 31, 2008
46.0%
21.0%

- Individuals, etc.
- Financial institutions
- Foreign corporate entities and others
- Other corporate entities
- Brokerages

Common Stock Price and Trading Volume

(Tokyo Stock Exchange)



(¥)
Stock Price
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
High
Low



(thousand shares)
Trading Volume
30,000
25,000
20,000
15,000
10,000
5,000
0
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008

	FY 2004	FY 2005	FY 2006	FY 2007	FY 2008
High	¥2,530	¥3,180	¥4,850	¥6,160	¥5,830
Low	1,686	2,235	2,780	3,980	3,320
At Year-End	2,475	3,020	4,810	5,580	3,540

TOYOTA

TOYOTA INDUSTRIES CORPORATION

2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan

Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650

www.toyota-industries.com

Mixed Sources

FSC

PRINTED WITH SOY INK

This report is printed on FSC-certified paper that contributes to forest conservation with ink derived from soybeans using a waterless printing process.

Printed in Japan

Exhibit 2

FINANCIAL SUMMARY

FY2008

(April 1, 2007 through March 31, 2008)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1)reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

April 25, 2008

FY2008 Consolidated Financial Results

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Code number: 6201) (URL: http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
The expected date of the Ordinary General Meeting of Shareholders: June 20,2008
The expected date of dividends payment: June 23,2008

1. Financial Highlights for FY2008 (April 1, 2007 - March 31, 2008)

(Amounts less than one million yen are omitted)

(1) Consolidated financial results

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2008	**2,000,536**	**(6.5)**	**96,853**	**(7.7)**	**126,488**	**(16.6)**	**80,460**	**(35.3)**
FY2007	1,878,398	(24.7)	89,954	(40.5)	108,484	(34.5)	59,468	(26.3)

	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Operating income on sales
	Yen	Yen	%	%	%
FY2008	**257.50**	**257.43**	**5.1**	**3.9**	**4.8**
FY2007	189.88	189.66	3.5	3.2	4.8

Notes: Equity in net income of affiliates: FY2008: 2,749 million yen, FY2007: 317 million yen

(2) Consolidated financial position

	Total assets	Total net assets	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2008	**2,965,585**	**1,453,996**	**47.1**	**4,483.32**
FY2007	3,585,857	1,810,483	48.8	5,612.11

Notes: Equity capital: FY2008: 1,396,955 million yen, FY2007: 1,751,401 million yen

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
FY2008	**188,805**	**△ 138,789**	**△ 33,992**	**121,284**
FY2007	177,467	△ 164,446	△ 19,749	108,569

2. Cash dividends

	Annual cash dividends per share			Total amount of annual cash dividends	Dividend payout ratio	Total amount of dividends on net assets
	Interim	Year-end				
	Yen	Yen	Yen	Million yen	%	%
FY2007	22	28	50	15,602	26.3	0.9
FY2008	**28**	**32**	**60**	**18,721**	**23.3**	**1.2**
FY2009 (Forecast)	30	30	60		31.7	

3. Forecasts of Consolidated Financial Results for FY2009 (April 1, 2008 - March 31, 2009)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income		Net income per share—basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2009 Second Quarter(accm)	1,000,000	(4.6)	25,000	(△46.8)	41,000	(△35.2)	24,000	(△40.5)	77.02
FY2009	2,050,000	(2.5)	77,000	(△20.5)	107,000	(△15.4)	59,000	(△26.7)	189.35

4.Others

(1)Changes in significant subsidiaries : None

(2) Changes in standards, procedures and presentations regarding presentation of consolidated financial statements
① Changes arising from revision of accounting policies : None
② Changes other than ① : Yes

Please see page 13 for details on changes in accounting policies in "Basis of Presenting Consolidated Financial Statements".

(3) Issued and outstanding capital stock
1. Number of shares outstanding at end of each year: FY2008 —325,840,640 shares, FY2007 —325,840,640 shares
2. Number of treasury stock outstanding at end of each year: FY2008 —14,251,070 shares, FY2007 —13,765,165 shares
3. Average number of shares outstanding for each period: FY2008 —312,467,917 shares, FY2007 —313,191,120 shares

(Reference) FY2008 Non-consolidated Financial Results

1. Financial Highlights for FY2008 (April 1, 2007 - March 31, 2008)
(1) Non-consolidated financial results

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2008	**1,217,526**	**(7.2)**	**50,358**	**(28.2)**	**76,857**	**(32.5)**	**56,703**	**(40.9)**
FY2007	1,135,668	(19.5)	39,294	(19.6)	58,013	(34.8)	40,242	(32.3)

	Net income per share–basic	Net income per share–diluted
	Yen	Yen
FY2008	**181.47**	**181.42**
FY2007	128.49	128.34

(2) Non-consolidated financial position

	Total assets	Total net assts	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2008	**2,403,584**	**1,269,962**	**52.8**	**4,073.52**
FY2007	3,048,062	1,637,020	53.7	5,244.94

Notes: Equity capital: FY2008: 1,269,266 million yen, FY2007: 1,636,817 million yen

2. Forecasts of non-consolidated Financial Results for FY2009 (April 1, 2008 - March 31, 2009)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2009 Second Quarter(accm)	580,000	(0.9)	10,000	(△59.4)	26,000	(△36.5)	20,000	(△37.5)
FY2009	1,220,000	(0.2)	33,000	(△34.5)	62,000	(△19.3)	44,000	(△22.4)

	Net income per share–basic
	Yen
FY2009 Second Quarter(accm)	64.19
FY2009	141.21

* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results and Financial Position

1. Business Results and Financial Position

In fiscal 2008 (ended March 31, 2008), the Japanese economy continued on a moderate recovery track as private-sector capital investment increased amid strong corporate earnings. Consumer spending picked up momentum as well on the back of improved employment conditions. In the second half of the fiscal year, however, the economy came to a standstill as a result of soaring crude oil and other raw material prices, apparent deceleration of the U.S. economy triggered by the subprime loan debacle as well as rapid depreciation of the U.S. dollar. Overseas, despite the impact of deceleration of the U.S. economy beginning to reverberate around the world, the European economy remained solidly on track and China and India maintained high economic growth.

In this operating environment, Toyota Industries undertook efforts to strengthen its management platform by ensuring customer trust through its dedication to quality, the development of appealing new products, aggressive sales promotions and the execution of a Group-wide program to reduce costs.

As a result, total consolidated net sales amounted to 2000.5billion yen, an increase of 122.2 billion yen, or 7%, over fiscal 2007 (ended March 31, 2007). The following is a review of operations for the major business segments.

Sales increased in the automobile industry as a whole. Although sales in Japan were sluggish during fiscal 2008, higher sales overseas, primarily in emerging markets, gave rise to an overall increase in overseas sales.

Net sales of the Automobile Segment totaled 969.2 billion yen, an increase of 64.4 billion yen, or 7%, over fiscal 2007.

Within this segment, net sales of the Vehicle Business totaled 500.1 billion yen, an increase of 29.9 billion yen, or 6%, over fiscal 2007, due mainly to an increase in sales of the Vitz (Yaris in Europe) as well as the start of production of the new Mark X Zio in September 2007.

Net sales of the Engine Business totaled 178.7 billion yen, an increase of 11.3 billion yen, or 7%, over fiscal 2007. Overseas, although sales of AD diesel engines installed in the RAV4 for Europe decreased, sales increased for KD diesel engines for Toyota Motor Corporation's Innovative International Multi-Purpose Vehicle (IMV) Series as well as VD diesel engines installed in the Land Cruiser.

Net sales of the Car Air-Conditioning Compressor Business totaled 253.5 billion yen, an increase of 18.1 billion yen, or 8%, over fiscal 2007. While sales decreased in the Japanese market, sales increased overseas, primarily in Europe.

In the materials handling equipment industry as a whole, sales remained at the same level as fiscal 2007 in the Japanese market. Overseas markets continued to expand with increases in sales in Europe and developing countries.

Net sales of the Materials Handling Equipment Segment totaled 783.1 billion yen, an increase of 15.9 billion yen, or 2%, over fiscal 2007. Excluding the effects of changes in the fiscal year-end of certain overseas subsidiaries in fiscal 2007, net sales increased 80.6 billion yen, or 11%. With regards to lift trucks, Toyota Industries strove to enhance its sales network, resulting in increases in total unit sales for both the TOYOTA and BT brands backed by the robust European market. Sales of aerial work platforms were solid, bolstered by replacement demand from customers in the electricity and construction industries.

The overall operating environment remained severe in the logistics industry as the volume of cargo transport continued to decline in the Japanese market accompanied by an increase in costs resulting from higher crude oil prices.

Amid this environment, net sales of the Logistics Segment totaled 117.5 billion yen, an increase of 28.1 billion yen, or 31%, over fiscal 2007. This was due largely to the solid performance of transportation businesses accompanied by an increase in the transport volume of automotive parts in addition to making Wanbishi Archives Co., Ltd, which provides services of total information management, a wholly owned subsidiary in May 2007.

In the textile machinery industry as a whole, the mainstay Chinese market remained strong on the back of robust capital investment supported by rapid growth.

Net sales of the Textile Machinery Segment totaled 66.2 billion yen, an increase of 7.8 billion yen, or 13%, over fiscal 2007. In fiscal 2008, Toyota Industries sold more than 10,000 air-jet looms, primarily to China, for the second consecutive year. Cumulative production of 100,000 air-jet looms, which Toyota Industries began manufacturing in 1980, was also commemorated in February 2008. Strong sales of spinning machinery in Vietnam and Indonesia also contributed to the strong performance of the segment.

During fiscal 2008, ordinary income amounted to 126.4 billion yen, an increase of 18.0 billion yen, or 17%, over fiscal 2007. Despite the effects of higher depreciation expenses, sharp rises in raw materials and parts cost as well as higher personnel expenses, this increase was achieved due largely to expanded sales, cost-reduction efforts throughout the Group and an increase in non-operating income. Net income amounted to 80.4 billion yen, an increase of 21.0 billion yen, or 35%, over fiscal 2007.

Cash flows from operating activities increased by 188.8 billion yen in fiscal 2008, due mainly to income before income taxes in the amount of 132.3 billion yen. Net cash provided by operating activities increased by11.4 billion yen from 177.4 billion yen in fiscal 2007. Cash flows from investing activities resulted in a decrease in cash of 138.7billion yen in fiscal 2008, attributable primarily to payments for purchases of property, plant and equipment amounting to 135.5 billion yen. Net cash used in investing activities decreased by 25.7 billion yen from 164.4 billion yen for fiscal 2007. Cash flows from financing activities resulted in a decrease in cash of 33.9 billion yen in fiscal 2008, due mainly to repayments of bonds in the amount of 60.0 billion yen. Net cash provided by financing activities decreased by 14.2 billion yen from 19.7 billion yen in fiscal 2007.

After translation adjustments, cash and cash equivalents as of March 31, 2008 stood at 121.2 billion yen, an increase of 12.7 billion yen, or 12%, over fiscal 2007

2. Distribution of Profits for FY2008

Including the interim cash dividend of 28.0 yen per common share paid in November 2007, and a year-end cash dividend of 32.0 yen per common share, Toyota Industries declares that total cash dividends for fiscal 2008 will be 60.0 yen per common share, an increase of 10.0 yen per common share over fiscal 2007.

3. Forecast for the Fiscal Year Ending March 31, 2009

In fiscal 2009, ending March 31, 2009, uncertainties persist as ongoing depreciation of the U.S. dollar, further rises in raw materials costs and a global stock market slump are anticipated. There are also concerns over the impact that a delay in the U.S. economic recovery might have on the global economy.

Amid this challenging operating environment, Toyota Industries forecasts consolidated net sales of 2050.0 billion yen, operating income of 77.0 billion yen, ordinary income of 107.0 billion yen and net income of 59.0 billion yen. By segment, we forecast net sales of 970.0 billion yen in the Automobile Segment and 840.0 billion yen in the Materials Handling Equipment Segment. We are determined to place utmost emphasis on product quality, the environment and safety, and promote the development of leading-edge technologies to provide high value-added products that anticipate customer needs. Toyota Industries will further make concerted efforts to engage in strengthening sales and service structures, enhancing the value chain and undertaking Group-wide cost reduction activities.

Our projections are based on an exchange rate of ¥100.0 = US$1.

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are upheld as its basic corporate philosophy. We believe putting the following stated beliefs into viable sincere actions by all employees will lead to greater corporate value.

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and traditions of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries regards the benefits of shareholders as one of its most important management policies. Based on this stance, we will strive to strengthen Toyota Industries' corporate constitution, promote proactive business development and raise its corporate value.

Toyota Industries' dividend policy is to meet the expectations of shareholders while giving full consideration to business performance, capital demand, dividend payout ratio on a consolidated basis and other factors.

Toyota Industries will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

Changes to the Articles of Incorporation and the quarterly distribution of dividends after the new corporate law is put into effect are currently under consideration.

3. Medium- to Long-Term Management Strategies

Rooted in its basic philosophy, the Toyota Industries Group "strives to offer products and services that are clean, safe and of high quality." We are fully committed to continuously enhancing corporate value.

Product quality continues to be a constant priority for the medium to long term. We also remain committed to giving considerations to the environment and safety as well as increasing our competitive strengths. Promoting technological advancements will enable us to develop and offer high value-added products that anticipate customer needs. We will further make concerted efforts to engage in strengthening sales and service structures, enhancing the value chain and undertaking Group-wide cost-reduction activities.

Along with augmenting global consolidated management and building a business structure that can take advantage of the collective strength of Toyota Industries, we will work to enhance team strength and spirit, and nurture personnel of international caliber who will carry the Toyota Industries Group into the future.

Specifically, the Vehicle and Engine businesses will expand their respective scopes of business by contributing to the global strategy of Toyota Motor Corporation (TMC). We will also work to expand the scope of business by strengthening the development capability of power electronics components to be fitted in TMC's hybrid vehicles. The Materials Handling Equipment and Car Air-Conditioning Compressor businesses will strive to solidify the leading global position while aiming for higher market share and improved performance through global business expansion. The Logistics Business will concentrate on high value-added businesses and strengthen its business foundation. The Textile Machinery Business will aim for stable business management by maintaining the top share in the global air-jet loom market.

Through these initiatives, Toyota Industries aims to capture the undisputed No. 1 position and raise corporate value. Through sincere considerations for the environment and local communities, we also seek socially harmonious growth.

The new Medium-Term Management Vision, which started from fiscal 2007 (ended March 31, 2007), targets consolidated net sales of more than 2 trillion yen and ordinary income of 140.0 billion yen in fiscal 2011 (ending March 31, 2011).

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation's 163 subsidiaries and 29 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and also in logistics solutions business. The associated companies' positions in the businesses and relation to the business segments are shown below.



Customers (Toyota Motor Corporation, etc.)
(Domestic manufacturing companies)
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co.,Ltd.
Others
(Overseas manufacturing companies)
Michigan Automotive Compressor, Inc.
TD Automotive Compressor Georgia, LLC.
TD Deutsche Klimakompressor GmbH.
Toyota Motor Industries Poland Sp.zo.o.*
Others
(Domestic sales companies)
Aichi Corporation Group
TOYOTA L&F Tokyo Co., Ltd.
Others
(Overseas sales companies)
Toyota Industries Sweden Group
Toyota Material Handling USA, Inc.
Toyota Industrial Equipment Europe Group
Others
(Domestic other companies)
Asahi Security Co., Ltd.
Taikoh Transportation Co., Ltd.
Wanbishi Archives Co., Ltd.
Fuji Logistics Co., Ltd.*
Others
(Overseas sales companies)
Toyota Textile Machinery Europe Group
Others
(Domestic manufacturing companies)
TIBC Corporation
Others
(Domestic manufacturing companies)
Aichi Corporation Group
Others
(Overseas manufacturing companies)
Toyota Industries Sweden Group
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
Others
(Overseas manufacturing company)
Kirloskar Toyoda Textile Machinery Ltd.
Automobile
Materials handling equipment
Logistics
Textile machinery
Others
Toyota Industries Corporation

(Other companies)
Toyota Industries Europe AB, Toyota Industries Finance International AB, Toyota Industries North America, Inc., Others

*Affiliates accounted for under the equity method

Consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2008 (As of March 31, 2008)	Increase (Decrease)
Assets			
Current assets	**568,001**	**595,612**	**27,611**
Cash and deposits	110,516	115,557	5,041
Trade notes and accounts receivable	234,611	244,035	9,424
Marketable securities	30,065	40,621	10,556
Inventories	120,737	124,633	3,896
Deferred tax assets	17,924	18,860	936
Other current assets	56,930	54,391	(2,539)
Less—allowance for doubtful accounts	(2,784)	(2,486)	298
Fixed assets	**3,017,856**	**2,369,972**	**(647,884)**
Property, plant and equipment	**605,922**	**622,847**	**16,925**
Buildings and structures	171,897	188,776	16,879
Machinery, equipment and vehicles	269,769	266,347	(3,422)
Tools, furniture and fixtures	26,081	28,145	2,064
Land	99,117	107,727	8,610
Construction in progress	39,056	31,849	(7,207)
Intangible assets	**112,816**	**149,685**	**36,869**
Goodwill	101,102	137,163	36,061
Software	11,714	12,522	808
Investments and other assets	**2,299,117**	**1,597,439**	**(701,678)**
Investments in securities	2,226,575	1,513,779	(712,796)
Long-term loans	8,460	8,056	(404)
Long-term prepaid expenses	11,603	16,574	4,971
Deferred tax assets	7,435	8,578	1,143
Other investments and other assets	45,274	50,628	5,354
Less—allowance for doubtful accounts	(232)	(177)	55
Total assets	**3,585,857**	**2,965,585**	**(620,272)**

Notes:			
1. Accumulated depreciation of property, plant and equipment	651,653	703,879	52,226
2. Liabilities for guarantees	5,128	726	(4,402)
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	4,717	5,276	559

(Million yen)

	FY2007 (As of March 31, 2007)	FY2008 (As of March 31, 2008)	Increase (Decrease)
Liabilities			
Current liabilities	**558,405**	**538,041**	**(20,364)**
Trade notes and accounts payable	205,168	214,084	8,916
Short-term bank loans	37,103	52,326	15,223
Commercial paper	33,760	33,700	(60)
Current portion of bonds	60,000	20,000	(40,000)
Other payables	37,808	30,389	(7,419)
Accrued expenses	77,698	79,241	1,543
Accrued income taxes	25,854	27,137	1,283
Deposits received from employees	22,020	22,632	612
Deferred tax liabilities	3,162	1,881	(1,281)
Other current liabilities	55,829	56,647	818
Long-term liabilities	**1,216,969**	**973,547**	**(243,422)**
Bonds	250,761	230,766	(19,995)
Long-term debt	141,567	185,513	43,946
Deferred tax liabilities	751,764	482,787	(268,977)
Allowance for retirement benefits	45,482	47,102	1,620
Other long-term liabilities	27,393	27,376	(17)
Total liabilities	**1,775,374**	**1,511,588**	**(263,786)**
Net assets			
Shareholders' equity	**540,696**	**602,783**	**62,087**
Common stock	80,462	80,462	-
Capital surplus	105,055	106,184	1,129
Retained earnings	402,431	466,780	64,349
Treasury stock at cost	(47,253)	(50,644)	(3,391)
Valuation and translation adjustments	**1,210,704**	**794,171**	**(416,533)**
Net unrealized gains or losses on other securities	1,157,793	752,553	(405,240)
Deferred gains or losses on Hedges	(0)	140	140
Foreign currency translation adjustments	52,912	41,477	(11,435)
Subscription rights to shares	**202**	**695**	**493**
Minority interest in consolidated subsidiaries	**58,878**	**56,345**	**(2,533)**
Total net assets	**1,810,483**	**1,453,996**	**(356,487)**
Total liabilities and net assets	**3,585,857**	**2,965,585**	**(620,272)**

Consolidated Statements of Income

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)	FY2008 (April 1, 2007 - March 31, 2008)	Increase (Decrease)
Net sales	**1,878,398**	**2,000,536**	**122,138**
Cost of sales	1,586,781	1,678,493	91,712
Gross profit	**291,616**	**322,043**	**30,427**
Selling, general and administrative expenses	201,662	225,189	23,527
Operating income	**89,954**	**96,853**	**6,899**
Non-operating income	**50,882**	**64,916**	**14,034**
Interest income	13,760	14,737	977
Dividends income	27,547	34,850	7,303
Other non-operating income	9,575	15,328	5,753
Non-operating expenses	**32,352**	**35,281**	**2,929**
Interest expenses	17,855	19,453	1,598
Other non-operating expenses	14,497	15,828	1,331
Ordinary income	**108,484**	**126,488**	**18,004**
Extraordinary gains	**4,305**	**5,866**	**1,561**
Proceeds from sales of investment securities	4,305	5,866	1,561
Extraordinary losses	**4,390**	**-**	**(4,390)**
Losses of discontinuing production of designated electronics parts	4,390	-	(4,390)
Income before income taxes	**108,399**	**132,355**	**23,956**
Income taxes—current	43,750	47,057	3,307
Income taxes—deferred	(2,209)	(2,528)	(319)
Minority interest in consolidated subsidiaries	7,390	7,365	(25)
Net income	**59,468**	**80,460**	**20,992**

Note: R&D expenses(included in selling, general and administrative expenses and manufacturing cost)	34,548	36,750	2,202

Consolidated Statement of Changes in Total net assets

FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Shareholders' equity					Valuation and translation adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interest in consolidated subsidiaries	Total net assets
Balance at March 31,2006	80,462	105,665	358,385	(14,363)	530,150	1,047,190	-	33,886	1,081,077	-	49,270	1,660,498
Change during accounting period												
Surplus dividend			(13,250)		(13,250)							(13,250)
Bonuses to directors and corporate auditors			(427)		(427)							(427)
Decrease due to increase in affiliates accounted for under the equity method			(1,673)		(1,673)							(1,673)
Decrease due to decrease in consolidated subsidiaries			(71)		(71)							(71)
Net income for the period			59,468		59,468							59,468
Repurchase of treasury stock				(35,524)	(35,524)							(35,524)
Exercise of stock options		(610)		2,634	2,024							2,024
Change to items other than shareholders' equity during interim accounting period						110,602	(0)	19,026	129,627	202	9,607	139,438
Total change during accounting period	-	(610)	44,045	(32,889)	10,546	110,602	(0)	19,026	129,627	202	9,607	149,984
Balance at March 31,2007	80,462	105,055	402,431	(47,253)	540,696	1,157,793	(0)	52,912	1,210,704	202	58,878	1,810,483

FY2008 (April 1, 2007 - March 31, 2008)

(Million yen)

	Shareholders' equity					Valuation and translation adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock at cost	Total shareholders' equity	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interest in consolidated subsidiaries	Total net assets
Balance at March 31,2007	80,462	105,055	402,431	(47,253)	540,696	1,157,793	(0)	52,912	1,210,704	202	58,878	1,810,483
Change during accounting period												
Surplus dividend			(17,489)		(17,489)							(17,489)
Decrease due to increase in consolidated subsidiaries			(1,316)		(1,316)							(1,316)
Decrease due to decrease in consolidated subsidiaries			(77)		(77)							(77)
Increase due to decrease in affiliates accounted for under the equity method			2,771		2,771							2,771
Net income for the period			80,460		80,460							80,460
Repurchase of treasury stock				(8,728)	(8,728)							(8,728)
Exercise of stock options		1,128		5,337	6,466							6,466
Change to items other than shareholders' equity during interim accounting period						(405,239)	140	(11,434)	(416,533)	493	(2,532)	(418,573)
Total change during accounting period	-	1,128	64,349	(3,390)	62,087	(405,239)	140	(11,434)	(416,533)	493	(2,532)	(356,486)
Balance at March 31,2008	80,462	106,184	466,780	(50,644)	602,783	752,553	140	41,477	794,171	695	56,346	1,453,996

Consolidated Statements of Cash Flows

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)	FY2008 (April 1, 2007 - March 31, 2008)	Increase (Decrease)
Cash flows from operating activities	**177,467**	**188,805**	**11,338**
Income before income taxes and minority interest in consolidated subsidiaries	108,399	132,355	23,956
Depreciation and amortization	106,060	119,905	13,845
Increase (decrease) in allowance for doubtful	(250)	(365)	(115)
Interest and dividends income	(41,307)	(49,588)	(8,281)
Interest expenses	17,855	19,453	1,598
Equity in net earnings of affiliates	(317)	(2,749)	(2,432)
(Increase) decrease in receivables	(25,836)	(6,623)	19,213
(Increase) decrease in inventories	(9,221)	(7,490)	1,731
Increase (decrease) in payables	15,022	7,568	(7,454)
Others, net	17,238	(6,777)	(24,015)
Subtotal	187,642	205,687	18,045
Interest and dividends received	41,294	49,506	8,212
Interest paid	(17,777)	(19,318)	(1,541)
Income taxes paid	(33,692)	(47,069)	(13,377)
Cash flows from investing activities	**(164,446)**	**(138,789)**	**25,657**
Payments for purchases of property, plant and equipment	(155,550)	(135,561)	19,989
Proceeds from sales of property, plant and equipment	7,624	15,546	7,832
Payments for purchases of investment securities	(17,604)	(1,568)	16,036
Proceeds from sales of investment securities	8,419	26,551	18,132
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	(1,939)	(36,929)	(34,990)
	-	424	424
Payments for loans made	(3,172)	(2,320)	852
Proceeds from collections of loans	4,490	3,059	(1,431)
Others, net	(6,714)	(7,901)	(1,187)
Cash flows from financing activities	**(19,749)**	**(33,992)**	**(14,243)**
Increase (decrease) in short-term loans	(12,434)	7,115	19,549
Proceeds from long-term loans	40,004	51,662	11,658
Repayments of long-term loans	(14,020)	(10,210)	3,810
Proceeds from issuance of bonds	25,107	-	(25,107)
Repayments of bonds	(15,980)	(60,000)	(44,020)
Payments for purchase of treasury stocks	(35,524)	(8,728)	26,796
Cash dividends paid	(13,250)	(17,489)	(4,239)
Cash dividends paid for minority shareholders	(1,039)	(1,594)	(555)
Others, net	7,388	5,252	(2,136)
Translation adjustments of cash and cash equivalents	**2,700**	**(3,309)**	**(6,009)**
Net increase (decrease) in cash and cash equivalents	**(4,027)**	**12,714**	**16,741**
Cash and cash equivalents at beginning of period	**112,596**	**108,569**	**(4,027)**
Cash and cash equivalents at end of period	**108,569**	**121,284**	**12,715**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	78,503	80,672	2,169
Marketable securities	30,065	40,611	10,546

Basis of Presenting Consolidated Financial Statements

1. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than March 31. The details are given below.

December 31	Aichi Corporation Group (2 companies),Toyota Industry (Kunshan) Co., Ltd., Toyota Material Handling (Shanghai) Co., Ltd., Toyota Industry Automotive Parts (Kunshan) Co., Ltd., TD Automotive Compressor Kunshan, Co., Ltd., Toyota Industries Trading & Logistics (China) Co., Ltd.

2. Changes in accounting policies

(Changes in accounting methods)

Effective April 1, 2007, Toyota Industries changed the depreciation method for property, plant and equipment that were acquired on and after April 1, 2007 in accordance with the revised Corporate Tax Law of Japan.

(Additional information)

In accordance with the revised Corporate Tax Law of Japan, depreciable property, plant and equipment purchased before April 1, 2007 will continue to be depreciated under pre-revised rules until the residual value of depreciable tangible assets reaches 5% of the acquisition cost. Thereafter, the difference between the amount equivalent to 5% of the acquisition cost and the memorandum value will be depreciated evenly over five years.

3. Changes in method of presentation

Domestic certificates of deposit, which had been included in "Cash and deposit" in the previous fiscal year, have been accounted for as a component of "Securities" starting from the fiscal year under review in accordance with amendments to the Practical Guidance of Accounting for Financial Instruments (Accounting Committee Report No.14 issued by The Japanese Institute of Certified Public Accountants, last amended on July 4, 2007), the Notes Regarding the Implementation of the Regulation for Terminology, Forms and Preparation of Consolidated Financial Statements (last amended on October 2, 2007) and Q&As Regarding Financial Instruments Accounting (issued by The Japanese Institute of Certified Public Accountants, last amended on November 6, 2007).

Items other than the above are omitted since there are no significant changes from the latest financial statements (submitted on June 21, 2007).

(Omission of disclosures)
Information on lease transactions, derivative transactions and stock options is omitted since the need to disclose such information is not deemed significant.

Segment Information

1.Business segment information

(1)FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	904,893	767,237	89,470	58,403	58,392	1,878,398	-	1,878,398
(2) Intersegment transactions	21,134	805	7,275	5	21,855	51,077	(51,077)	-
Total	926,028	768,042	96,746	58,409	80,248	1,929,475	(51,077)	1,878,398
Operating expenses	892,435	720,840	94,965	57,327	73,920	1,839,490	(51,046)	1,788,443
Operating income	33,592	47,201	1,780	1,081	6,328	89,984	(30)	89,954
Assets	444,564	593,607	132,857	17,034	113,156	1,301,220	2,284,637	3,585,857
Depreciation and amortization	53,557	41,947	4,178	1,087	5,288	106,060	-	106,060
Capital expenditures	74,967	67,152	5,863	1,472	17,049	166,505	-	166,505

(2)FY2008 (April 1, 2007 - March 31, 2008)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	969,226	783,173	117,591	66,264	64,280	2,000,536	-	2,000,536
(2) Intersegment transactions	26,026	3,415	7,942	7	21,386	58,777	(58,777)	-
Total	995,252	786,589	125,533	66,271	85,666	2,059,313	(58,777)	2,000,536
Operating expenses	953,734	746,747	121,303	61,974	78,958	1,962,718	(59,035)	1,903,682
Operating income	41,518	39,841	4,230	4,297	6,708	96,595	258	96,853
Assets	434,952	601,299	187,064	17,811	81,342	1,322,470	1,643,115	2,965,585
Depreciation and amortization	57,987	46,609	9,012	1,310	4,985	119,905	-	119,905
Capital expenditures	50,145	68,945	15,067	1,869	6,130	142,158	-	142,158

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, electronics parts

Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, aerial work platforms

Logistics ....Transportation services, collection and delivery of cash and management of sales proceeds

Textile machinery ....Air jet looms, water jet looms, ring spinning frames

Others ....Semiconductor package substrates

3. Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

2.Geographical segment information

(1)FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,232,131	287,316	312,051	46,897	1,878,398	-	1,878,398
(2) Intersegment transactions	121,338	2,712	7,152	5,573	136,776	(136,776)	-
Total	1,353,470	290,029	319,204	52,471	2,015,175	(136,776)	1,878,398
Operating expenses	1,284,500	284,095	307,912	49,364	1,925,872	(137,428)	1,788,443
Operating income	68,970	5,934	11,292	3,106	89,302	651	89,954
Assets	887,351	196,769	337,866	66,148	1,438,135	2,097,722	3,585,857

(2)FY2008 (April 1, 2007 - March 31, 2008)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	1,343,041	265,571	327,785	64,137	2,000,536	-	2,000,536
(2) Intersegment transactions	132,206	2,185	7,821	7,630	149,843	(149,843)	-
Total	1,475,248	267,756	335,607	71,768	2,150,380	(149,843)	2,000,536
Operating expenses	1,393,225	264,232	327,674	66,633	2,051,766	(148,083)	1,903,682
Operating income	82,022	3,524	7,933	5,134	98,613	(1,760)	96,853
Assets	906,548	165,525	356,570	71,882	1,500,526	1,465,058	2,965,585

3.Overseas sales

(1)FY2007 (April 1, 2006 - March 31, 2007)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	287,957	347,617	156,338	791,913
Consolidated sales				1,878,398
Ratio of overseas sales to consolidated sales	15.3%	18.5%	8.4%	42.2%

(2)FY2008 (April 1, 2007 - March 31, 2008)

(Million yen)

	North America	Europe	Others	Total
Overseas sales	265,942	373,374	190,539	829,855
Consolidated sales				2,000,536
Ratio of overseas sales to consolidated sales	13.3%	18.7%	9.5%	41.5%

Breakdown of Consolidated Net Sales

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)		FY2008 (April 1, 2007 - March 31, 2008)		Increase (Decrease)	% Change
	Amount	Component ratio	Amount	Component ratio		
		%		%		%
Automobile						
Vehicle	470,286	25.0	500,141	25.0	29,855	6.3
Engine	167,407	8.9	178,705	8.9	11,298	6.7
Car air-conditioning compressor	235,478	12.6	253,507	12.7	18,029	7.7
Foundry, Electronics parts and others	31,722	1.7	36,872	1.9	5,150	16.2
Subtotal	904,893	48.2	969,226	48.5	64,333	7.1
Materials handling equipment	767,237	40.8	783,173	39.1	15,936	2.1
Logistics	89,470	4.8	117,591	5.9	28,121	31.4
Textile machinery	58,403	3.1	66,264	3.3	7,861	13.5
Others	58,392	3.1	64,280	3.2	5,888	10.1
Total	**1,878,398**	**100.0**	**2,000,536**	**100.0**	**122,138**	**6.5**

Non-consolidated Balance Sheets

	FY2007 (As of March 31, 2007)	FY2008 (As of March 31, 2008)	Increase (Decrease)
Assets			
Current assets	**266,151**	**277,440**	**11,289**
Cash and deposits	43,793	42,900	(893)
Trade notes receivable	637	88	(549)
Trade accounts receivable	110,207	114,085	3,878
Marketable securities	30,065	40,611	10,546
Finished goods	2,667	4,734	2,067
Raw materials	374	370	(4)
Work in process	22,448	21,093	(1,355)
Supplies	6,155	6,425	270
Prepaid expenses	428	346	(82)
Deferred tax assets	11,059	10,098	(961)
Others	38,328	36,741	(1,587)
Less－allowance for doubtful accounts	(14)	(57)	(43)
Fixed assets	**2,781,910**	**2,126,144**	**(655,766)**
Property, plant and equipment	**330,924**	**321,193**	**(9,731)**
Buildings	84,060	90,782	6,722
Structures	11,304	11,085	(219)
Machinery and equipment	136,816	126,520	(10,296)
Vehicles and delivery equipment	1,459	1,517	58
Tools, furniture and fixtures	11,910	11,265	(645)
Land	62,748	65,306	2,558
Construction in progress	22,625	14,715	(7,910)
Intangible assets	**7,689**	**6,544**	**(1,145)**
Software	7,689	6,544	(1,145)
Investments and other assets	**2,443,296**	**1,798,406**	**(644,890)**
Investments in securities	655,177	508,049	(147,128)
Stocks of subsidiaries and affiliates	1,740,727	1,238,613	(502,114)
Investments in capital	2,136	2,129	(7)
Investments in capital of subsidiaries and affiliates	22,174	21,450	(724)
Long-term loans	13,871	19,445	5,574
Long-term prepaid expenses	7,364	6,960	(404)
Others	1,918	1,818	(100)
Less－allowance for doubtful accounts	(73)	(60)	13
Total assets	**3,048,062**	**2,403,584**	**(644,478)**

Notes: 1. Accumulated depreciation of property, plant and equipment	419,454	443,750	24,296
2. Liabilities for guarantees	69,093	67,177	(1,916)
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	3,760	4,264	504

(Million yen)

	FY2007 (As of March 31, 2007)	FY2008 (As of March 31, 2008)	Increase (Decrease)
Liabilities			
Current liabilities	**298,409**	**273,276**	**(25,133)**
Trade notes payable	1,382	939	(443)
Trade accounts payable	136,427	139,167	2,740
Current portion of binds	60,000	20,000	(40,000)
Other payables	12,860	12,585	(275)
Accrued expenses	35,200	35,498	298
Accrued income taxes	10,732	14,857	4,125
Advance received	480	798	318
Deposits received	19,499	26,668	7,169
Deposits received from employees	21,736	22,359	623
Others	88	400	312
Long-term liabilities	**1,112,632**	**860,345**	**(252,287)**
Bonds	224,990	204,991	(19,999)
Long-term loans	115,000	150,000	35,000
Deferred tax liabilities	749,517	481,024	(268,493)
Allowance for retirement benefits	21,632	22,769	1,137
Others	1,491	1,560	69
Total liabilities	**1,411,041**	**1,133,622**	**(277,419)**
Net assets			
Shareholders' equity	**480,375**	**517,328**	**36,953**
Common stock	80,462	80,462	-
Capital surplus	105,033	106,162	1,129
Capital reserve	101,766	101,766	-
Other capital reserve	3,267	4,369	1,129
Retained earnings	342,132	381,347	39,215
Legal reserve	17,004	17,004	-
General reserve	325,128	364,342	39,214
Reserve for special depreciation	869	708	(161)
Reserve for reduction of acquisition cost of fixed assets	249	242	(7)
General reserves	220,000	250,000	30,000
Unappropriated retained earnings at end of year	104,009	113,391	9.382
Treasury stock at cost	(47,253)	(50,644)	(3,391)
Valuation and translation adjustments	**1,156,441**	**751,937**	**(404,504)**
Net unrealized gains or losses on other securities	1,156,445	751,798	(404,647)
Deferred gains or losses on Hedges	(3)	139	142
Subscription rights to shares	**202**	**695**	**493**
Total net assets	**1,637,020**	**1,269,962**	**(367,058)**
Total liabilities and net assets	**3,048,062**	**2,403,584**	**(644,478)**

Non-consolidated Statements of Income

(Million yen)

	FY2007 (April 1, 2006 - March 31, 2007)	FY2008 (April 1, 2007 - March 31, 2008)	Increase (Decrease)
Net sales	**1,135,668**	**1,217,526**	**81,858**
Cost of sales	1,030,527	1,096,824	66,297
Selling, general and administrative expenses	65,846	70,343	4,497
Operating income	**39,294**	**50,358**	**11,064**
Non-operating income	**33,747**	**42,689**	**8,942**
Interest income and dividends income	29,397	37,743	8,346
Other non-operating income	4,349	4,946	597
Non-operating expenses	**15,027**	**16,191**	**1,164**
Interest expenses	5,819	6,581	762
Other non-operating expenses	9,208	9,609	401
Ordinary income	**58,013**	**76,857**	**18,844**
Extraordinary gains	**4,305**	**5,863**	**1,558**
Proceeds from sales of investment securities	4,305	5,863	1,558
Extraordinary losses	**4,390**	**-**	**(4,390)**
Losses of discontinuing production of designated electronics parts	4,390	-	(4,390)
Income before income taxes	**57,928**	**82,720**	**24,792**
Income taxes－current	18,605	25,004	6,399
Income taxes－deferred	(919)	1,012	1,931
Net income	**40,242**	**56,703**	**16,461**

Non-consolidated Statement of Changes in Total net assets

FY2007 (April 1, 2006 - March 31, 2007) (Million yen)

	Shareholders' equity											
		Capital surplus			Retained earnings							
						General reserves						
	Common stock	Capital reserve	Other capital reserve	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserves	Unappropriated retained earnings at end of period	Total retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31,2006	80,462	101,766	3,877	105,643	17,004	679	263	200,000	97,494	315,442	(14,363)	487,184
Change during accounting period												
Provision for reserve						533		20,000	(20,533)			
Reversal of reserve						(344)	(14)		358			
Surplus dividend									(13,250)	(13,250)		(13,250)
Bonuses to directors and corporate auditors									(301)	(301)		(301)
Net income for the period									40,242	40,242		40,242
Repurchase of treasury stock											(35,524)	(35,524)
Exercise of stock options			(610)	(610)							2,634	2,024
Change to items other than shareholders' equity during accounting period												
Total change during accounting period	-	-	(610)	(610)	-	189	(14)	20,000	6,515	26,690	(32,889)	(6,809)
Balance at March 31,2007	80,462	101,766	3,267	105,033	17,004	869	249	220,000	104,009	342,132	(47,253)	480,375

	Valuation and translation adjustments				
	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31,2006	1,045,586	-	1,045,586	-	1,532,771
Change during accounting period					
Provision for reserve					
Reversal of reserve					
Surplus dividend					(13,250)
Bonuses to directors and corporate auditors					(301)
Net income for the period					40,242
Repurchase of treasury stock					(35,524)
Exercise of stock options					2,024
Change to items other than shareholders' equity during accounting period	110,858	(3)	110,855	202	111,057
Total change during accounting period	110,858	(3)	110,855	202	104,248
Balance at March 31,2007	1,156,445	(3)	1,156,441	202	1,637,020

FY2008 (April 1, 2007 - March 31, 2008) (Million yen)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						General reserves							
	Common stock	Capital reserve	Other capital reserve	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserves	Unappropriated retained earnings at end of period	Total retained earnings	Treasury stock at cost	Total shareholders' equity
Balance at March 31,2007	80,462	101,766	3,267	105,033	17,004	869	249	220,000	104,009	342,132	(47,253)	480,375
Change during accounting period												
Provision for reserve						50		30,000	(30,050)			
Reversal of reserve						(210)	(6)		217			
Surplus dividend									(17,489)	(17,489)		(17,489)
Net income for the period									56,703	56,703		56,703
Repurchase of treasury stock											(8,728)	(8,728)
Exercise of stock options			1,128	1,128							5,337	6,466
Change to items other than shareholders' equity during accounting period												
Total change during accounting period	-	-	1,128	1,128	-	(160)	(6)	30,000	9,381	39,214	(3,390)	36,592
Balance at March 31,2008	80,462	101,766	4,396	106,162	17,004	708	242	250,000	113,391	381,347	(50,644)	517,328

	Valuation and translation adjustments				
	Net unrealized gains or losses on other securities	Deferred gains or losses on Hedges	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31,2007	1,156,445	(3)	1,156,441	202	1,637,020
Change during accounting period					
Provision for reserve					
Reversal of reserve					
Surplus dividend					(17,489)
Net income for the period					56,703
Repurchase of treasury stock					(8,728)
Exercise of stock options					6,466
Change to items other than shareholders' equity during accounting period	(404,646)	143	(404,503)	493	(404,010)
Total change during accounting period	(404,646)	143	(404,503)	493	(367,057)
Balance at March 31,2008	751,798	139	751,937	695	1,269,962

April 25, 2008

FINANCIAL SUMMARY for FY2008 (April 1, 2007 - Mar. 31, 2008)

1. Consolidated financial results

(Billion yen, %)

	FY2007 April 06 - March 07		FY2008 April 07 - March 08		Change Amount	Change %	FY2009 Forecast April 08 - March 09		Change %
Net sales	100.0%	1,878.3	100.0%	2,000.5	122.2	6.5	100.0%	2,050.0	2.5
Operating income	4.8%	89.9	4.8%	96.8	6.9	7.7	3.8%	77.0	(20.5)
Ordinary income	5.8%	108.4	6.3%	126.4	18.0	16.6	5.2%	107.0	(15.4)
Net income	3.2%	59.4	4.0%	80.4	21.0	35.3	2.9%	59.0	(26.7)
Dividends per share		¥50		¥60	¥10			¥60	
Payout ratio <Consolidated>		26.3%		23.3%				31.7%	
<Non-consolidated>		38.9%		33.1%				42.5%	
Exchange rate ¥/US$		117		114	(3)			100	
Exchange rate ¥/Euro		150		162	12			155	
Investments in tangible assets		129.0		104.2	(24.8)	(19.2)		110.0	5.6
Investments in overseas		26.3		24.2	(2.1)	(7.7)		22.0	(9.4)
Depreciation		74.4		83.7	9.3	12.5		93.0	11.1
Total assets		3,585.8		2,965.5	(620.3)	(17.3)		—	
Total net assets		1,810.4		1,453.9	(356.5)	(19.7)		—	
Equity ratio		48.8%		47.1%				—	
Consolidated subsidiaries		162 companies		163 companies	1 companies			—	
Affiliates applied the equity method		21 companies		15 companies	(6) company			—	

Note: Starting from FY2006, Toyota Industries Sweden (formerly BT Industries) Group, which constitutes our network of subsidiaries, changed its fiscal year-end from December (Jan. - Dec.) to March (Jan. - next Mar.). As a result, the table above includes the results of the Toyota Industries Sweden Group from January to December 2006. Excluding the effects of changes in fiscal year-end (Jan. - Mar. 2006), net sales, operating income, ordinary income and net income increased 186.9 billion yen (10.3%), 8.8 billion yen (10.1%), 20.7 billion yen (19.7%) and 22.2 billion yen (38.2%), respectively.

2. Breakdown of consolidated net sales

(Billion yen, %)

	FY2007		FY2008		Change	%	FY2009 Forecast		%
Vehicle	24.7%	470.2	25.0%	500.1	29.9	6.3	23.9%	490.0	(2.0)
Engine	8.8%	167.4	8.9%	178.7	11.3	6.7	9.8%	200.0	11.9
Car air-conditioning compressor	12.6%	235.4	12.7%	253.5	18.1	7.7	11.7%	240.0	(5.3)
Foundry, electronics and other	1.7%	31.7	1.9%	36.8	5.1	16.2	2.0%	40.0	8.5
Automobile total	48.2%	904.8	48.5%	969.2	64.4	7.1	47.4%	970.0	0.1
Materials handling equipment ※	40.8%	767.2	39.1%	783.1	15.9	2.1	41.0%	840.0	7.3
Logistics	4.8%	89.4	5.9%	117.5	28.1	31.4	6.3%	130.0	10.6
Textile machinery	3.1%	58.4	3.3%	66.2	7.8	13.5	2.4%	50.0	(24.5)
Others	3.1%	58.3	3.2%	64.2	5.9	10.1	2.9%	60.0	(6.7)
Total	100.0%	1,878.3	100.0%	2,000.5	122.2	6.5	100.0%	2,050.0	2.5

※ Excluding the effects of changes in subsidiaries' fiscal year, net sales of the Materials Handling Equipment Segment increased 80.6 billion yen (11.5%)

3. Unit sales

(Thousand Units)

	FY2007	FY2008	Change	FY2009	Change
Vitz (Yaris)	182	186	4	181	(5)
RAV4	168	158	(10)	152	(6)
Mark X Zio	0	24	24	27	3
Vehicle	350	368	18	360	(8)
Engine	489	511	22	580	69
Car air-conditioning compressor	20,460	21,860	1,400	22,000	140
Materials handling equipment ※	215 <193>	203	(12) < 10>	213	10
Air-Jet looms	10.6	10.1	(0.5)	7.5	(2.6)

※ Figures in < > show unit sales except the effects of changes in subsidiaries' fiscal year

4. Changes in ordinary income

(Billion yen)

Cost improvement	20.0
Sales volume increase	18.5
Exchange gain	0.4
Non-operating income increase	11.9
Increase total	50.8
Depreciation	9.3
Raw material cost	6.8
Labor cost	6.4
Expenses and others	7.6
Impact of change in subsidiaries' fiscal year	2.7
Decrease total	32.8
Total increase in ordinary income	18.0

Note: Toyota Industries posted extraordinary income (proceeds from sales of investment securities) of 5.8 billion yen for fiscal 2008.

English translation from the original Japanese-language document

Non-consolidated Financial Highlights

1. Non-consolidated financial results

(Billion yen, %)

	FY2007 April 06 - March 07		FY2008 April 07 - March 08		Change Amount	Change %	FY2009 Forecast April 08 - March 09		Change %
Net sales	100.0%	1,135.6	100.0%	1,217.5	81.9	7.2	100.0%	1,220.0	0.2
Operating income	3.5%	39.2	4.1%	50.3	11.1	28.2	2.7%	33.0	(34.5)
Ordinary income	5.1%	58.0	6.3%	76.8	18.8	32.5	5.1%	62.0	(19.3)
Net income	3.5%	40.2	4.7%	56.7	16.5	40.9	3.6%	44.0	(22.4)
Investments in tangible assets		70.3		42.8	(27.5)	(39.2)		55.0	28.5
Depreciation		45.4		49.1	3.7	8.0		52.0	5.9

2. Non-consolidated balance sheets

(Billion yen)

Assets	FY2007 As of Mar. 31, 07	FY2008 As of Mar. 31, 08	Change	Liabilities and Net assets	FY2007 As of Mar. 31, 07	FY2008 As of Mar. 31, 08	Change
Current assets	266.1	277.4	11.3	Current liabilities	298.4	273.2	(25.2)
Cash and deposits	43.7	42.9	(0.8)	Accounts payable	137.8	140.1	2.3
Accounts receivable	110.8	114.1	3.3	Others	160.5	133.1	(27.4)
Marketable securities	30.0	40.6	10.6				
Inventories	31.6	32.6	1.0	Long-term liabilities	1,112.6	860.3	(252.3)
Others	49.8	47.1	(2.7)	Bonds	224.9	204.9	(20.0)
				Deferred tax liabilities	887.6	655.3	(232.3)
Fixed assets	2,781.9	2,126.1	(655.8)	Total liabilities	1,411.0	1,133.6	(277.4)
Tangible assets	330.9	321.1	(9.8)	Shareholders' equity	480.3	517.3	37.0
Intangible assets	7.6	6.5	(1.1)	Common stock	80.4	80.4	-
Investments and others	2,443.2	1,798.4	(644.8)	Capital surplus	105.0	106.1	1.1
				Retained earnings	342.1	381.3	39.2
				Treasury stock at cost	(47.2)	(50.6)	(3.4)
				Valuation and translation adjustmen	1,156.4	751.9	(404.5)
				Subscription rights to shares	0.2	0.6	0.4
				Total net assets	1,637.0	1,269.9	(367.1)
Total	3,048.0	2,403.5	(644.5)	Total	3,048.0	2,403.5	(644.5)

Four-Year Summary and Forecast

Annual

(Billion yen)

	FY2005	FY2006	FY2007	FY2008	FY2009
<Consolidated>					
Net sales	1,241.5	1,505.9	1,878.3	2,005.0	2,050.0
Operating income	53.1	64.0	89.9	96.8	77.0
Ordinary income	70.9	80.6	108.4	126.4	107.0
Net income	43.3	47.0	59.4	80.4	59.0
<Non-consolidated>					
Net sales	784.3	950.7	1,135.6	1,217.5	1,220.0
Operating income	30.0	32.8	39.2	50.3	33.0
Ordinary income	39.7	43.0	58.0	76.8	62.0
Net income	26.3	30.4	40.2	56.7	44.0
<Cash dividends>					
Dividends per share	¥32	¥38	¥50	¥60	¥60
Payout ratio					
Consolidated	23.7%	26.0%	26.3%	23.3%	31.7%
Non-consolidated	39.1%	40.3%	38.9%	33.1%	42.5%

English translation from the original Japanese-language document

FINANCIAL SUMMARY

FY2009 First Quarter

(April 1, 2008 through June 30, 2008)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions is intended to identify such forward-looking statements. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. Toyota Industries and its Group companies undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following : 1)reliance on a small number of customers, 2) product development capabilities, 3) intellectual property rights, 4) product defects, 5) price competition, 6) reliance on suppliers of raw materials and components, 7) environmental regulations, 8) success or failure of strategic alliances with other companies, 9) exchange rate fluctuations, 10) share price fluctuations, 11) effects of disasters, power blackouts and other incidents, 12) latent risks associated with international activities and 13) retirement benefit liabilities.

July 30, 2008

FY2009 First Quarter Consolidated Financial Results (April 1, 2008 - June 30, 2008)

TOYOTA INDUSTRIES CORPORATION
Stock exchange listings: Tokyo, Osaka and Nagoya (Code number: 6201) (URL: http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tetsuro Toyoda, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)

1. Financial Highlights for FY2009 First Quarter (April 1, 2008 - June 30, 2008)

(Amounts less than one million yen are omitted)

(1) Consolidated financial results

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2009 First Quarter	**469,180**	(-)	**12,818**	(-)	**31,741**	(-)	**21,127**	(-)
FY2008 First Quarter	486,477	(3.1)	26,781	(18.1)	43,696	(17.5)	30,596	(37.3)

	Net income per share—basic	Net income per share—diluted
	Yen	Yen
FY2009 First Quarter	**67.81**	**67.80**
FY2008 First Quarter	98.04	97.89

(2) Consolidated financial position

	Total assets	Total net assets	Equity ratio	Equity per share
	Million yen	Million yen	%	Yen
FY2009 First Quarter	**3,171,544**	**1,505,789**	**45.6**	**4,646.36**
FY2008	2,965,585	1,453,996	47.1	4,483.32

Notes: Equity capital: FY2009 First Quarter: 1,447,748 million yen, FY2008: 1,396,955 million yen

2. Cash dividends

	Annual cash dividends per share				
	First Quarter	Second Quarter	Third Quarter	Year-end	
	Yen	Yen	Yen	Yen	Yen
FY2008	-	28	-	32	60
FY2009	-	-	-	-	-
FY2009 (Forecast)	-	30	-	30	60

Notes: Changes in the projected cash dividends in this quarter : No

3. Forecasts of Consolidated Financial Results for FY2009 (April 1, 2008 - March 31, 2009)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income		Net income per share—basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2009 Second Quarter(accm)	1,000,000	(-)	25,000	(-)	42,000	(-)	24,000	(-)	77.02
FY2009	2,000,000	(0.0)	65,000	(-32.9)	97,000	(-23.3)	53,000	(-34.1)	170.10

Notes: Changes in the forecasts of conslidated Financial results in this quarter : Yes

4.Others

(1) Changes in major subsidiaries : None

(2) Application of simplified accounting methods and special accounting methods for the preparation of quarterly consolidated financial statements : Yes

Please see page 5 for details on changes in accounting policies in "【Qualitative Information・Financial Statements】 4.Others ".

(3) Changes in accounting principles, procedures and method of presentation of quarterly consolidated financial statements(changes made in significant items that form the basis of preparation of quarterly consolidated financial statements)

① Changes arising from revision of accounting policies : Yes

② Changes other than ① : None

Please see page 5 for details on changes in accounting policies in "【Qualitative Information・Financial Statements】 4.Others ".

(4) Issued and outstanding capital stock

1. Number of shares outstanding at end of each period:
FY2009 First Quarter －325,840,640 shares, FY2008 －325,840,640 shares
2. Number of treasury stock outstanding at end of each period:
FY2009 First Quarter －14,253,307 shares, FY2008 －14,251,070 shares
3. Average number of shares outstanding for each period:
FY2009 First Quarter －311,588,156 shares, FY2008 First Quarter －312,076,117 shares

※ Explanation regarding the proper use of performance forecasts and other special items
(Performance forecasts)

All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

(Application of accounting standards for quarterly consolidated financial statements)

Effective from the fiscal year beginning April 1, 2008, Toyota Industries applied Financial Accounting Standard No. 12 " Accounting Standards for Quarterly Financial Reporting " issued by the Accounting Standards Board of Japan and its Implementation Guidance No. 14 "Guidance on Accounting Standards for Quarterly Financial Reporting " issued by the Accounting Standards Board of Japan. The quarterly consolidated financial statements have been prepared in accordance with the quarterly financial report system.

(Reference) Forecasts of non-consolidated Financial Results for FY2009 (April 1, 2008 - March 31, 2009)

(% : change from the same period of previous year)

	Net sales		Operating income		Ordinary income		Net income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2009 Second Quarter(accm)	580,000	(-)	10,000	(-)	28,000	(-)	21,000	(-)
FY2009	1,170,000	(-3.9)	22,000	(-56.3)	53,000	(-31.0)	40,000	(-29.5)

	Net income per share—basic
	Yen
FY2009 Second Quarter(accm)	67.40
FY2009	128.37

【Qualitative Information・Financial Statements】

1. Qualitative Information Regarding Consolidated Business Results

During the first quarter of fiscal 2009 (the three months from April 1 to June 30, 2008), the Japanese economy began to slow down as corporate earnings worsened on the back of weak exports and private-sector capital investment as a result of soaring crude oil, steel and other raw material prices and stagnation of the U.S. economy. Stagnant consumer spending amid the deteriorating employment situation further aggravated harsh economic conditions. Overseas, economic deceleration became more widespread with disruption in financial markets stemming from the subprime loan debacle.

In this difficult operating environment, total consolidated net sales of Toyota Industries amounted to 469.1 billion yen, a decrease of 17.3 billion yen, or 4%, from the same period of the previous fiscal year.

The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 225.9 billion yen, a decrease of 10.9 billion yen, or 5%. Within this segment, net sales of the Vehicle Business amounted to 111.2 billion yen, a decrease of 6.2 billion yen, or 5%, due mainly to a decrease in sales of the RAV4 for the overseas markets, offsetting an increase in sales of the Vitz (Yaris overseas) in Japan. Net sales of the Engine Business totaled 46.6 billion yen, an increase of 2.6 billion yen, or 6%. Despite a decrease in sales of AD diesel engines fitted in the RAV4 for Europe, sales of KD diesel engines for Toyota Motor Corporation's Innovative International Multi-Purpose Vehicle (IMV) Series as well as VD diesel engines installed in the Land Cruiser increased. Net sales of the Car Air-Conditioning Compressor Business totaled 58.3 billion yen, a decrease of 8.8 billion yen, or 13%, as a result of a decrease in sales in North America.

Net sales of the Materials Handling Equipment Segment totaled 183.7 billion yen, a decrease of 6.7 billion yen, or 3%, as a result of exchange rate fluctuations. Total unit sales of lift trucks, a mainstay product of this segment, remained at the same level for both the TOYOTA and BT brands due to an increase in Europe and BRICs markets being offset by a decrease in North America.

Net sales of the Logistics Segment amounted to 30.4 billion yen, an increase of 1.1 billion yen, or 4%, as a result of solid sales by the automotive parts transportation business.

Net sales of the Textile Machinery Segment totaled 16.4 billion yen, an increase of 2.2 billion yen, or 15%, owing mainly to strong sales of air-jet looms primarily to China.

In terms of overall profit, consolidated ordinary income amounted to 31.7 billion yen, a decrease of 11.9 billion yen, or 27%. Despite the favorable effect of cost reduction efforts and an increase in dividends income, ordinary income fell as a result of a decrease in sales in Japan and overseas, rises in raw materials and parts cost, increases in depreciation expenses and labor cost as well as exchange rate fluctuations. Net income amounted to 21.1 billion yen, a decrease of 9.4 billion yen, or 31%.

2. Qualitative Information Regarding Consolidated Financial Condition

Total assets increased 206.0 billion yen to 3,171.5 billion yen as a result of a revision in accounting policies and an increase in market value of investment securities. Net assets amounted to 1,505.7 billion yen, an increase of 51.8 billion yen.

3. Qualitative Information Regarding Forecast for the FY 2009

In fiscal 2009, ending March 31, 2009, uncertainties persist in view of prolonged stagnation of the U.S. economy, further rises in raw materials costs and fluctuations in exchange rates and stock markets.

Amid this challenging operating environment, Toyota Industries recognizes that the times have changed, and accordingly, we will strive to actively improve the earnings structure in all phases from development to sales through outside-the-box thinking and to strengthen the management platform. In addition, we will put more efforts toward global sales promotion activities to compensate for the likely decrease in the North American market. In particular, the Materials Handling Equipment Segment will focus on strengthening the sales and service networks in fast-growing emerging markets and Europe.

Toyota Industries forecasts consolidated net sales of 2,000.0 billion yen as a result of decreases in unit sales by the Automobile and Textile Machinery segments, operating income of 65.0 billion yen, ordinary income of 97.0 billion yen and net income of 53.0 billion yen.

Our projections are based on exchange rates of ¥105.0 = US$1 and ¥160.0 = €1.

Notes: Value and rate of changes comparing to FY2008 First Quarter are not reviewed by Auditor.

4. Others

(1) Changes in major subsidiaries : None

(2) Application of simplified accounting methods and special accounting methods for the preparation of quarterly consolidated financial statements

1. Inventory valuation

In calculating inventories as of the end of the first quarter of the fiscal year under review, actual calculation of inventories has been omitted, being replaced with a determination of inventory using a rational calculation method based on actual inventory at the end of the previous fiscal year.

Furthermore, reductions in the book value of inventories have only been made in cases where there have been clear reductions in potential earnings. In such cases, the book value has been written down on an estimated net basis.

2. Calculation of fixed asset depreciation

Depreciation expenses for fixed assets depreciated by the declining-balance method have been calculated by allocating depreciation expenses related to the fiscal year under review by their remaining terms.

3. Calculation of income taxes, deferred tax assets and deferred tax liabilities

The inclusion of additions and subtractions and tax deduction items in the calculation of income tax payments has been limited to significant items.

When there has been no marked change in the business environment or temporary fluctuations since the end of the previous fiscal year, the potential recovery of deferred tax assets is determined based on the business performance forecasts of the previous fiscal year and tax planning methods.

(3) Changes in the accounting principles, procedures and method of presentation of quarterly consolidated financial statements

1. Application of Accounting Standards for Quarterly Financial Reporting

Effective from the fiscal year beginning April 1, 2008, Toyota Industries applied Financial Accounting Standard No. 12 "Accounting Standards for Quarterly Financial Reporting" issued on March 14, 2007 by the Accounting Standards Board of Japan and its Implementation Guidance No. 14 "Guidance on Accounting Standards for Quarterly Financial Reporting" issued on March 14, 2007 by the Accounting Standards Board of Japan. The quarterly consolidated financial statements have been prepared in accordance with the quarterly financial report system.

2. Application of Accounting Standards for Measurement of Inventories

Effective from the fiscal year beginning April 1, 2008, Toyota Industries applied Financial Accounting Standard No. 9 "Accounting Standards for Measurement of Inventories" issued on July 5, 2006 by the Accounting Standards Board of Japan. Based on these standards, Toyota Industries has changed its inventory valuation method from the cost method to the net selling value (writing down book value on loss of earning power) method.

3. Application of Practical Solutions for Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

Effective from the fiscal year beginning April 1, 2008, Toyota Industries applied Practical Issues Task Force No. 18 "Practical Solutions for Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" issued on May 17, 2006 by the Accounting Standards Board of Japan.

4. Application of Accounting Standards for Lease Transactions

Effective from the fiscal year beginning April 1, 2008, Toyota Industries made an early application of Financial Accounting Standard No. 13 "Accounting Standards for Lease Transactions" issued on June 17, 1993 (final revision on March 30, 2007) by the Accounting Standards Board of Japan and its Implementation Guidance No. 16 "Guidance on Accounting Standards for Lease Transactions" issued on January 18, 1994 (final revision on March 30, 2007) by the Accounting Standards Board of Japan.

5. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

(Million yen)

	FY2009 First Quarter (As of June 30, 2008)	FY2008 (As of March 31, 2008)
Assets		
Current assets		
Cash and deposits	100,992	115,557
Trade Notes and accounts receivable	229,960	244,035
Short-term investments	69,746	40,621
Merchandise and finished goods	65,589	57,959
Work in process	37,808	35,873
Raw materials and supplies	32,551	30,799
Deferred tax assets	27,023	18,860
Other current assets	57,753	54,391
Allowance for doubtful accounts	(2,578)	(2,486)
Total current assets	**618,847**	**595,612**
Fixed assets		
Property, plant and equipment		
Buildings and structures	190,142	188,776
Machinery, equipment and vehicles	307,557	266,347
Tools, furniture and fixtures	29,689	28,145
Land	109,355	107,727
Construction in progress	37,093	31,849
Total property, plant and equipment	**673,838**	**622,847**
Intangible assets		
Goodwill	138,116	137,163
Software	12,707	12,522
Total intangible assets	**150,824**	**149,685**
Investments and other assets		
Investment securities	1,560,083	1,513,779
Long-term loans receivable	7,941	8,056
Deferred tax assets	9,410	8,578
Other investments and other assets	150,776	67,202
Allowance for doubtful accounts	(178)	(177)
Total investments and other assets	**1,728,033**	**1,597,439**
Total fixed assets	**2,552,696**	**2,369,972**
Total assets	**3,171,544**	**2,965,585**

(Million yen)

	FY2009 First Quarter (As of June 30, 2008)	FY2008 (As of March 31, 2008)
Liabilities		
Current liabilities		
Trade notes and accounts payable	201,002	214,084
Short-term loans payable	64,302	52,326
Commercial papers	35,680	33,700
Current portion of bonds	34,286	20,000
Accounts payable-other	27,961	30,389
Income taxes payable	15,834	27,137
Deferred tax liabilities	47	1,881
Provision for directors' bonuses	200	626
Other current liabilities	184,309	157,894
Total current liabilities	**563,624**	**538,041**
Long-term liabilities		
Bonds payable	217,198	230,766
Long-term loans payable	182,107	185,513
Deferred tax liabilities	508,642	482,787
Provision for retirement benefits	45,697	47,102
Other long-term liabilities	148,484	27,376
Total long-term liabilities	**1,102,130**	**973,547**
Total liabilities	**1,665,754**	**1,511,588**
Net assets		
Shareholders' equity		
Capital stock	80,462	80,462
Capital surplus	106,184	106,184
Retained earnings	475,248	466,780
Treasury stock	(50,652)	(50,644)
Total shareholders' equity	**611,243**	**602,783**
Valuation and translation adjustments		
Valuation difference on available-for-sale	780,280	752,553
Deferred gains or losses on hedges	(203)	140
Foreign currency translation adjustment	56,427	41,477
Total valuation and translation	**836,504**	**794,171**
Subscription rights to shares	841	695
Minority interests	57,199	56,345
Total net assets	**1,505,789**	**1,453,996**
Total liabilities and net assets	**3,171,544**	**2,965,585**

(2) Quarterly Consolidated Statements of Income

(Million yen)

	FY2009 First Quarter (April 1, 2008 - June 30, 2008)
Net sales	**469,180**
Cost of sales	398,957
Gross profit	**70,222**
Selling, general and administrative expenses	57,404
Operating income	**12,818**
Non-operating income	
Interest income	2,392
Dividends income	20,068
Other non-operating income	2,214
Total non-operating income	**24,675**
Non-operating expenses	
Interest expenses	3,331
Other non-operating expenses	2,421
Total non-operating expenses	**5,752**
Ordinary income	**31,741**
Income before income taxes and minority	**31,741**
Income taxes-current	11,999
Income taxes-deferred	(2,108)
Total income taxes	9,890
Minority interests in income	723
Net income	**21,127**

(3) Note on premise of going concern : None

(4) Segment Information

1. Business segment information

FY2009 First Quarter (April 1, 2008 - June 30, 2008) (Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	225,908	183,757	30,455	16,439	12,619	469,180	-	469,180
(2) Intersegment transactions	6,133	216	1,980	0	4,411	12,742	(12,742)	-
Total	232,042	183,974	32,435	16,440	17,030	481,923	(12,742)	469,180
Operating income	4,883	6,210	569	1,132	(23)	12,772	46	12,818

Notes 1. Business segments are divided by the type and nature of the product.
2. Main products of each segment:
Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, electronics parts
Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, aerial work platforms
Logistics ....Transportation services, Collection and delivery of cash and management of sales proceeds services, Secure storage, management, collection and delivery of corporate documents services
Textile machinery ....Air jet looms, water jet looms, ring spinning frames
Others ....Semiconductor package substrates

2. Geographical segment information

FY2009 First Quarter (April 1, 2008 - June 30, 2008) (Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	312,455	56,607	84,716	15,401	469,180	-	469,180
(2) Intersegment transactions	28,965	458	1,940	1,843	33,207	(33,207)	-
Total	341,421	57,066	86,656	17,244	502,388	(33,207)	469,180
Operating income	9,297	150	1,812	1,141	12,402	416	12,818

3. Overseas sales

FY2009 First Quarter (April 1, 2008 - June 30, 2008) (Million yen)

	North America	Europe	Others	Total
I Overseas sales	56,459	95,367	47,970	199,797
II Consolidated sales				469,180
III Ratio of overseas sales to consolidated sales	12.1%	20.3%	10.2%	42.6%

(5) Note on significant changes in the amount of shareholders' equity

During the first quarter of fiscal 2009 (the three months from April 1 to June 30, 2008), the Company paid dividends in the amount of 9,970 million yen from retained earnings. In addition, effective the fiscal year beginning April 1, 2008, Toyota Industries applied Practical Issues Task Force No. 18 "Practical Solutions for Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" issued on May 17, 2006 by the Accounting Standards Board of Japan and made the necessary revisions to its consolidated accounting methods.

【Reference】Financial Statements in FY2008 First Quarter

(1) Consolidated Statements of Income

(Million yen)

	FY2008 First Quarter (April 1, 2007 - June 30, 2007)
Net sales	**486,477**
Cost of sales	405,802
Gross profit	**80,675**
Selling, general and administrative expenses	53,893
Operating income	**26,781**
Non-operating income	
Interest income	3,472
Dividends income	17,865
Other non-operating income	2,741
Total non-operating income	**24,078**
Non-operating expenses	
Interest expenses	4,759
Other non-operating expenses	2,403
Total non-operating expenses	**7,163**
Ordinary income	**43,696**
Extraordinary income	
Gain on sales of investment securities	5,863
Total extraordinary income	**5,863**
Income before income taxes and minority	**49,560**
Income taxes-current	19,010
Income taxes-deferred	(2,253)
Total income taxes	16,756
Minority interests in income	2,207
Net income	**30,596**

(2) Segment Information

1. Business segment information

FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Million yen)

	Automobile	Materials handling equipment	Logistics	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales								
(1) Outside customer sales	236,813	190,417	29,316	14,265	15,664	486,477	-	486,477
(2) Intersegment transactions	5,524	269	1,982	0	5,200	12,976	(12,976)	-
Total	242,338	190,686	31,299	14,265	20,865	499,454	(12,976)	486,477
Operating income	11,679	12,459	560	498	1,480	26,677	104	26,781

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors, electronics parts

Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, automated storage and retrieval system, aerial work platforms

Logistics ....Transportation services, collection and delivery of cash and management of sales proceeds services, secure storage, management, collection and delivery of corporate documents services

Textile machinery ....Air jet looms, water jet looms, ring spinning frames

Others ....Semiconductor package substrates

2. Geographical segment information

FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Million yen)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	315,651	74,112	81,634	15,079	486,477	-	486,477
(2) Intersegment transactions	33,349	1,342	2,086	1,755	38,533	(38,533)	-
Total	349,000	75,454	83,720	16,835	525,011	(38,533)	486,477
Operating income	20,444	3,055	2,187	1,219	26,907	(125)	26,781

3. Overseas sales

FY2008 First Quarter (April 1, 2007 - June 30, 2007)

(Million yen)

	North America	Europe	Others	Total
I Overseas sales	75,051	92,468	41,161	208,681
II Consolidated sales				486,477
III Ratio of overseas sales to consolidated sales	15.4%	19.0%	8.5%	42.9%

Exhibit 4

(Brief Description)

June 20, 2008

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Financial Products Trading Law)

The 130th Fiscal Year
from April 1, 2007
to March 31, 2008

This Annual Securities Report concerning the fiscal year ended March 31, 2008 (hereinafter called the "Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on June 20, 2008 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

Under Japanese laws and regulations, an Annual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year under review, which in this case was the fiscal year ended March 31, 2008.

The information in the Annual Securities Report, which is material to an investment decision, is substantially contained in TOYOTA INDUSTRIES REPORT (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 12, 2008), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 5

(Brief Description)

August 1, 2008

Notice regarding "Issuance of Share Acquisition Rights (Stock Options)"

(Report pursuant to Article 24.5, Paragraph 4 of the Financial Products Trading Law and Article 19, Paragraph 2, Sub-paragraph 2.2 of theMinisterial Regulation regarding Disclosure of Company)

At its meeting held on May 23, 2008, the Board of Directors of Toyota Industries Corporation (hereinafter, "TICO") determined the details of the terms and conditions of issuance of Share Acquisition Rights for the purpose of granting stock options, pursuant to Article 236, Article238 and Article 239 of the Company Code, which was approved at its 130th Ordinary General Meeting of Shareholders held on June 20, 2008.

This notice regarding "Issuance of Share Acquisition Rights (Stock Options)" was, in accordance with Japanese laws and regulations, filed on August 1, 2008 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of the Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, respectively, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed.

1. Date of Issuance of Share Acquisition Rights

   August 1, 2008

2. Total Number of Share Acquisition Rights to be Issued

   13,600 (the number of shares to be issued or transferred upon exercise of one Share Acquisition Right shall be 100)

3. Issue Price of Share Acquisition Rights

   No consideration will be paid at the time of issuance of the Share Acquisition Rights.

4. Class and Number of Shares to be Issued or Transferred upon Exercise of Share Acquisition Rights

   1,360,000 stocks of TICO common stock

5. Amount to be Paid upon Exercise of Share Acquisition Rights

   3,410 yen per share

6. Aggregate Amount of Issue Price of the Shares to be Issued upon the Exercise of the Share Acquisition Rights

   4,637,600,000 yen

7. Exercise Period of the Share Acquisition Rights

   From August 1, 2010 to July 31, 2014

8. Conditions of Exercise of Share Acquisition Rights

   (1) The grantee of the Share Acquisition Rights should be a director, managing officer or an employee of TICO at the time of the exercise of Share Acquisition Rights. In case of voluntary retirement or age-limit retirement, the rights granted to the grantee will be exercisable for up to 18 months following his/her voluntary retirement or age-limit retirement.

   (2) Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Share Acquisition Rights pursuant to the resolution of the Ordinary General Meeting of Shareholders of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Share Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter Concerning Transfer of Share Acquisition Rights

   Transfer of Share Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Grantees

Directors/Managing Officer/Employees: Total 176

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Share Acquisition Rights to the Ordinary General Meeting of Shareholders

May 23, 2008

(2) Date on which the issue of Share Acquisition Rights was adopted by the Ordinary General Meeting of Shareholders

June 20, 2008

 Exhibit 6

(Brief Description)

July 30, 2008

Press Release regarding "Notice Concerning Revision of Earnings Forecast"

The earnings forecast released in the financial statement announcement dated April 25, 2008 has been revised as follows, taking into consideration recent trends in business performance.

1. Revision of earnings forecast
1) Consolidated
(1) Semiannual earnings forecast for the six-month term ending September 30, 2008 (April 1, 2008 - September 30, 2008)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	1,000,000	25,000	41,000	24,000
Revised forecast (B)	1,000,000	25,000	42,000	24,000
Change (B-A)	–	–	1,000	–
Change ratio (%)	–	–	2.4%	–
(Reference) Same period previous year	955,760	46,960	63,260	40,309

(2) Annual earnings forecast for the year ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	2,050,000	77,000	107,000	59,000
Revised forecast (B)	2,000,000	65,000	97,000	53,000
Change (B-A)	△ 50,000	△ 12,000	△ 10,000	△ 6,000
Change ratio (%)	△ 2.4%	△ 15.6%	△ 9.3%	△ 10.2%
(Reference) Same period previous year	2,000,536	96,853	126,488	80,460

2) Non-consolidated

(1) Semiannual earnings forecast for the six-month term ending September 30, 2008 (April 1, 2008 - September 30, 2008)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	580,000	10,000	26,000	20,000
Revised forecast (B)	580,000	10,000	28,000	21,000
Change (B-A)	—	—	2,000	1,000
Change ratio (%)	—	—	7.7%	5.0%
(Reference) Same period previous year	574,924	24,655	40,925	32,008

(2) Annual earnings forecast for the year ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	1,220,000	33,000	62,000	44,000
Revised forecast (B)	1,170,000	22,000	53,000	40,000
Change (B-A)	△ 50,000	△ 11,000	△ 9,000	△ 4,000
Change ratio (%)	△ 4.1%	△ 33.3%	△ 14.5%	△ 9.1%
(Reference) Same period previous year	1,217,526	50,358	76,857	56,703

2. Reason for the revision

We estimate that the dividends income for the half-year period will exceed our previously released forecast, however, the proceeds from sales of Automobile segment (Passenger vehicle business, Engine business, Car air-conditioning compressor business) and Textile machinery segment were lower than expected as for the whole financial year 2008. And therefore we have revised our forecast downward as shown in the tables.

Exhibit 7

(Brief Description)

June 2008

Annual Business Report

The 130th Fiscal Year
from April 1, 2007
to March 31, 2008

This Annual Business Report for the fiscal year ended March 31, 2008 (hereinafter called the "Annual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in June 2008.

It is not a requirement under any rules or regulations in Japan to prepare or make public an Annual Business Report; the Company voluntarily prepares the Annual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Annual Business Report, which is material to an investment decision, is substantially contained in TOYOTA INDUSTRIES REPORT (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 12, 2008), and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

Exhibit 8

(Brief Description)

June 4, 2008

To: Shareholders

From: Tetsuro Toyoda
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi,
Aichi-ken

Notice of Convocation of the 130th Ordinary General Meeting of Shareholders

We hereby notify you that the 130th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") will be held as described below. Your attendance would be very much appreciated.

If you are unable to attend the meeting in person, we would appreciate your reviewing the reference materials enclosed herewith and returning the enclosed voting card to us. In this case, please indicate whether you wish to vote "FOR" or "AGAINST" each agendum of the Matters to Be Resolved on the Agenda for the Meeting, and affix your seal to the card.

Description

1. Date and Time: June 20, 2008 at 10:00 a.m.

2. Place: Takahama Plant of the Company at 2-1, Toyoda-cho, Takahama-shi, Aichi-ken

3. Agenda for the Meeting

Matters to Be Reported:

Statement of Business, Financial Documents, Consolidated Financial Documents for the 130th Fiscal Year (from April 1, 2007 through March 31, 2008) and Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

Matters to Be Resolved:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 130th Fiscal Year

Agendum 2: Election of 17 Directors due to Expiration of Term of Office of Directors

Agendum 3: Election of one Corporate Auditor

Agendum 4: Issuance of Stock Acquisition Rights for the transfer thereof to Directors, Managing Officers and Employees of the Company without Consideration

Agendum 5: Payment of the Retirement and Severance Benefits for Retiring Corporate Auditor and the Final Retirement Bonus to Directors Due to the Abolishment of the Retirement Bonus system for Directors

Agendum 6: Revision to the Amount of Remuneration for Directors

Agendum 7: Bonus to Directors

Exhibit 9

(Brief Description)

June 20, 2008

To: Shareholders

From: Tetsuro Toyoda
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken

Notice of Results of the 130th Ordinary General Meeting of Shareholders

We hereby notify you that the following reports and resolutions were made at the 130th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") held today.

Description

Reported Matters:

Statement of Business, Financial Documents, Consolidated Financial Documents for the 130th Fiscal Year (from April 1, 2007 through March 31, 2008) and Audited results of Consolidated Financial Documents by Independent Auditors and Corporate Auditors

The contents of the above-mentioned financial statements were reported.

Resolved Matters:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 130th Fiscal Year

The above-mentioned proposal was approved and passed in its original form. As a result, the shareholders' cash dividends were determined to be 32 yen per share for the second half of this fiscal year. Including interim cash dividends, the total amount during the year ended March 31, 2008 was 60 yen and the dividends payout ratio was 33.1%.

Agendum 2: Election of 17 Directors due to Expiration of Term of Office of Directors

The 17 Directors were elected as originally proposed and all came into office.

Agendum 3: Election of one Corporate Auditor

The one Corporate Auditor was elected as originally proposed and came into office.

Agendum 4: Issuance of Stock Acquisition Rights for the transfer thereof to Directors, Managing Officers and Employees of the Company without Consideration

The above-mentioned proposal was approved and passed in its original form (see Exhibit 5 for more details).

Agendum 5: Payment of the Retirement and Severance Benefits for Retiring Corporate Auditor and the Final Retirement Bonus to Directors Due to the Abolishment of the Retirement Bonus system for Directors

The above-mentioned proposal was approved and passed in its original form.

Agendum 6: Revision to the Amount of Remuneration for Directors

The above-mentioned proposal was approved and passed in its original form.

Agendum 7: Bonus to Directors

The above-mentioned proposal was approved and passed in its original form.

END